Exhibit 2.1

PURCHASE AND SALE AGREEMENT
by and between
BIGHORN ASSET COMPANY, LLC
as Seller,
EARTHSTONE ENERGY HOLDINGS, LLC
as Buyer,
and
solely with respect to its obligations related to the Class A Common Stock and under Section 9.12,
EARTHSTONE ENERGY, INC.
dated January 30, 2022

TABLE OF CONTENTS
Page

Article I DEFINITIONS AND INTERPRETATION	1

1.1 Defined Terms	1
1.2 References and Rules of Construction	1

Article II ASSET ACQUISITION	2

2.1 Asset Acquisition	2
2.2 Excluded Assets	3
2.3 Revenues and Expenses	5

Article III PURCHASE PRICE; DEPOSIT	6

3.1 Purchase Price	6
3.2 Deposit	6
3.3 Adjustments to Purchase Price	7
3.4 Preliminary Settlement Statement	10
3.5 Final Settlement Statement	10
3.6 Disputes	11
3.7 Allocated Values	11
3.8 Allocation for Imbalances.	11
3.9 Payments.	12

Article IV ACCESS / DISCLAIMERS	12

4.1 Access	12
4.2 Confidentiality	14
4.3 Disclaimers	15

Article V TITLE MATTERS; CASUALTIES; TRANSFER RESTRICTIONS	16

5.1 Seller’s Title	16
5.2 Notice of Title Defects; Title Defect Adjustments	17
5.3 Casualty or Condemnation Loss	22
5.4 Preferential Purchase Rights and Consents to Assign	23

i

Article VI ENVIRONMENTAL MATTERS	25

6.1 Environmental Defects.	25
6.2 NORM, Wastes and Other Substances.	28

Article VII REPRESENTATIONS AND WARRANTIES OF SELLER	28

7.1 Organization, Existence	28
7.2 Authorization	28
7.3 No Conflicts	29
7.4 Consents	29
7.5 Bankruptcy	29
7.6 Foreign Person	29
7.7 Claims and Litigation	29
7.8 Material Contracts	29
7.9 No Violation of Laws	31
7.10 Preferential Purchase Rights	31
7.11 Current Commitments; Non-Consent Operations	31
7.12 Asset Taxes	31
7.13 Brokers’ Fees	32
7.14 Advance Payments	32
7.15 Partnerships	32
7.16 Bonds and Credit Support	32
7.17 Imbalances	32
7.18 Leases; Suspense Funds	32
7.19 Wells; Plug and Abandon Notice	32
7.20 Permits	32
7.21 Payouts	33
7.22 Environmental	33
7.23 Employees	33
7.24 Insurance	33
7.25 Equipment and Personal Property	33
7.26 Investment Representations	34

Article VIII EARTHSTONE PARTY REPRESENTATIONS AND WARRANTIES	34

8.1 Organization; Existence	34
8.2 Capitalization of Earthstone Parties and Subsidiaries	34
8.3 Authorization	36
8.4 No Conflicts	36
8.5 Consents	37

8.6 Bankruptcy	37
8.7 Claims and Litigation	37
8.8 Regulatory	37
8.9 Financing	37
8.10 Independent Evaluation	37
8.11 Brokers’ Fees	38
8.12 Accredited Investor	38
8.13 NYSE Listing	38
8.14 SEC Filings	38
8.15 Investment Company Status	39
8.16 Absence of Certain Changes	39
8.17 No Stockholder Approval	39
8.18 Form S-3	39
8.19 Sarbanes-Oxley Compliance; Controls and Procedures	39

Article IX CERTAIN AGREEMENTS	40

9.1 Conduct of Business of Seller	40
9.2 Conduct of Business of Earthstone Parties	42
9.3 Bonds	42
9.4 Notifications	42
9.5 Reserved	43
9.6 Amendment to Schedules	43
9.7 Record Retention.	43
9.8 HSR Act.	43
9.9 Successor Operator.	44
9.10 Hedges.	45
9.11 Lock-Up Agreement	45
9.12 Listing	45
9.13 Reserved	45
9.14 Seller Financing Cooperation and Efforts	45

Article X BUYER’S CONDITIONS TO CLOSING	47

10.1 Representations	47
10.2 Performance	47
10.3 No Legal Proceedings	47
10.4 Title Defects, Environmental Defects and Casualty Losses	47
10.5 Certificate	48
10.6 HSR Act.	48
10.7 Closing Deliverables	48

Article XI SELLER’S CONDITIONS TO CLOSING	48

11.1 Representations	48
11.2 Performance	48
11.3 No Legal Proceedings	48
11.4 Title Defects, Environmental Defects and Casualty Losses	49
11.5 Certificate	49
11.6 HSR Act.	49
11.7 Closing Deliverables	49
11.8 Listing.	49

Article XII CLOSING	49

12.1 Date of Closing	49
12.2 Place of Closing	49
12.3 Closing Obligations	50
12.4 Records	51

Article XIII ASSUMPTION; INDEMNIFICATION; SURVIVAL	51

13.1 Assumption by Buyer	51
13.2 Indemnities of Seller	52
13.3 Indemnities of Buyer	52
13.4 Limitation on Liability	52
13.5 Express Negligence	53
13.6 Exclusive Remedy	53
13.7 Indemnification Procedures	54
13.8 Survival	55
13.9 Non-Compensatory Damages	56
13.10 Waiver or Right to Rescission	56
13.11 Limitation of Damages	56
13.12 Waiver of Consumer Rights	57
13.13 Holdback Amount.	57
13.14 Closing Escrow Agreement Distributions	59

Article XIV TERMINATION, DEFAULT AND REMEDIES	59

14.1 Right of Termination	59
14.2 Effect of Termination	60
14.3 Return of Documentation and Confidentiality	61

Article XV MISCELLANEOUS	61

15.1 Exhibits and Schedules	61
15.2 Expenses and Taxes	61
15.3 Value Allocations for Tax Purposes	63
15.4 Assignment	64
15.5 Preparation of Agreement	64
15.6 Publicity	64
15.7 Notices	64
15.8 Further Cooperation	65
15.9 Filings, Notices and Certain Governmental Approvals	65
15.10 Entire Agreement; Conflicts	65
15.11 Successors and Permitted Assigns	66
15.12 Parties in Interest	66
15.13 Amendment	66
15.14 Waiver; Rights Cumulative	66
15.15 Governing Law; Jurisdiction; Venue; Jury Waiver	66
15.16 Severability	67
15.17 Removal of Name	67
15.18 Counterparts	67
15.19 Time is of the Essence	68
15.20 No Recourse	68
15.21 Specific Performance	68

v

LIST OF EXHIBITS AND SCHEDULES
Appendices
Appendix 1        Defined Terms
Exhibits
EXHIBIT A         LEASES; UNITS
EXHIBIT A-1        WELLS
EXHIBIT A-2        OPERATIONS WELLS
EXHIBIT A-3        EASEMENTS
EXHIBIT A-4        COMMUNICATION EQUIPMENT
EXHIBIT A-5        VEHICLES
EXHIBIT A-6        FIELD OFFICES
EXHIBIT A-7        LAYDOWN YARDS
EXHIBIT B        FORM OF ASSIGNMENT AND BILL OF SALE
EXHIBIT C        FUTURE LOCATIONS; FUTURE WELLS
EXHIBIT D        FORM OF REGISTRATION RIGHTS AGREEMENT
EXHIBIT E        FORM OF LOCK-UP AGREEMENT
EXHIBIT F        FORM OF SIDE LETTER AGREEMENT
EXHIBIT G        FORM OF TRANSITION SERVICES AGREEMENT
EXHIBIT H        FORM OF STOCK ESCROW AGREEMENT
Schedules
Schedule 1.1        Specified Litigation
Schedule 2.2(n)    Third Party Confidentiality Arrangements
Schedule 3.3(a)(ii)    Accounts Receivable
Schedule 3.7        Allocated Values
Schedule 7.4        Consents
Schedule 7.7        Litigation
Schedule 7.8(a)    Material Contracts
Schedule 7.8(b)    Material Contract Exceptions
Schedule 7.9        Violation of Laws
Schedule 7.10        Preferential Purchase Rights
Schedule 7.11        Current Commitments; Non-Consent Operations
Schedule 7.12        Asset Taxes
Schedule 7.16        Bonds and Credit Support
Schedule 7.17        Imbalances
Schedule 7.18        Suspense Funds
Schedule 7.19        Wells; Plug and Abandon Notice
Schedule 7.21        Payouts
Schedule 7.22        Environmental Litigation
Schedule 7.24        Insurance
Schedule 7.25        Equipment and Personal Property
Schedule 8.2(a)    Capitalization of Earthstone

Schedule 8.2(g)    Subsidiary Capitalization
Schedule 8.5        Consents
Schedule 9.1        Conduct of Business of Seller
Schedule 9.2        Conduct of Business of Earthstone Parties
Schedule 14.2(c)    Termination Amount
Schedule PSV        PSV
Schedule SL        SL

PURCHASE AND SALE AGREEMENT
This PURCHASE AND SALE AGREEMENT (as the same may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is entered into this 30th day of January, 2022 (the “Execution Date”), between Bighorn Asset Company, LLC, a Delaware limited liability company (“Seller”), Earthstone Energy Holdings, LLC, a Delaware limited liability company (“Buyer”), and solely with respect to its obligations related to the Class A Common Stock (as defined herein) and pursuant to Section 9.12, Earthstone Energy, Inc., a Delaware corporation (“Earthstone”, and together with Buyer, the “Earthstone Parties” and each an “Earthstone Party”). The Earthstone Parties and Seller may be referred to collectively as the “Parties” or individually as a “Party”.
Recitals
WHEREAS, effective as of the Effective Time (as defined below), Seller desires to sell and convey, and Buyer desires to purchase and pay for, the Assets (as defined below) in accordance with the terms and conditions of this Agreement.
NOW, THEREFORE, for and in consideration of the mutual agreements herein contained, the benefits to be derived by each Party, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATION
1.1    Defined Terms. Capitalized terms used herein shall have the meanings set forth in Appendix I, unless the context otherwise requires.
1.2    References and Rules of Construction. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or other subdivision unless expressly so limited. The word “including” (in its various forms) means including without limitation. All references to “$” or “dollars” shall be deemed references to United States dollars. Each accounting term not defined herein, and each accounting term partly defined herein to the extent not defined, will have the meaning given to it under GAAP as in effect from time to time, including by succession of comparable successor statutes. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Except as expressly provided otherwise in this Agreement, references to any Law or agreement means such Law or agreement as it may be amended from time to time. References to any date shall mean such date in Dallas, Texas and for purposes of calculating the time period in which any notice or action is to be given or undertaken hereunder, such period shall be deemed to begin at 12:01 a.m. on the applicable date in Dallas, Texas. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. The word “extent” in the phrase “to the extent” shall mean the degree or proportion to which a subject or other thing extends, and such phrase shall not mean simply “if”.

ARTICLE II
ASSET ACQUISITION
2.1    Asset Acquisition. Upon the terms and subject to the conditions of this Agreement, and for the consideration specified in Section 3.1, Seller agrees to sell, assign, transfer and convey, and Buyer agrees to purchase and pay for, all of Seller’s right, title and interest in and to the following assets effective as of the Effective Time (less and except for the Excluded Assets, such interest of Seller in such assets, collectively, the “Assets”):
(a)    all oil and gas leases (and all leasehold estates created thereby) and oil and gas fee interests of Seller located within any County described in Exhibit A, including those leases set forth on and described in Exhibit A, including all working interests, overriding royalties, production payments, net profits interests, carried interests, options, rights to Hydrocarbons in place, and all other oil and gas interests of any kind or character derived therefrom (Seller’s interest in such leases and other interests, the “Leases”), together with all rights, privileges, benefits and powers conferred upon Seller as the holder of the Leases with respect to the use and occupation of the surface of the lands covered thereby that may be necessary, convenient or incidental to the possession and enjoyment of the Leases, and together with any and all rights, titles and interests of Seller in and to any units or pooling arrangements wherein the Leases are pooled or unitized, including the units and pooling arrangements set forth in Exhibit A (Seller’s interest in such units or pools, the “Units”), and including all interests of Seller derived from the Leases in production of Hydrocarbons from any such Unit, whether such Unit production of Hydrocarbons comes from Wells located on or off of a Lease;
(b)    (i) each of the oil and gas wells located on or under the Leases or the Units (whether or not completed), including the wells set forth on Exhibit A-1, whether such wells are producing, shut-in or abandoned (Seller’s interest in such wells, the “Wells”), and (ii) each of the fresh water wells, injection wells, salt water disposal wells, frac ponds and other wells of every nature and kind, in each case, to the extent that they are used in connection with the Leases or the Units or are located within the boundaries of any Lease, Unit or any of the ROWs, including the wells set forth (by type) on Exhibit A-2, whether such wells are currently in use, shut-in or abandoned (the “Operations Wells”; and collectively with the Leases, the Units, the Wells and the ROWs, the “Properties” or individually a “Property”);
(c)    all equipment, gathering systems, pipelines, machinery, fixtures, improvements and other real, personal and mixed property, operational or nonoperational that is held for use in connection with or located on the Properties or the other Assets, including well equipment, casing, tubing, pumps, motors, machinery, rods, tanks, pipes, compressors, meters, boilers, fixtures, structures, materials and other items to the extent held for use in connection with the ownership or operation of the Properties or the other Assets (Seller’s interest in such properties, collectively, the “Personal Property”);
(d)    to the extent assignable, any permit, license, registration, consent, order, approval, variance, exemption, waiver, franchise, right or other authorization (in each case) of any Governmental Authority (the “Permits”) relating to the ownership or operation of the Properties;
(e)    to the extent assignable, all of the easements, rights-of-way, surface fee interests, surface leases, surface use agreements and other surface usage rights existing as of the Closing Date to the extent used or held for use in connection with the ownership or operation of the Properties or the Personal Property (the “ROWs”), including those set forth on Exhibit A-3;
(f)    to the extent assignable, all Applicable Contracts;

(g)    (i) all radio and communication towers, (ii) all field-level SCADA systems (subject to the carveouts identified in Section 2.2(i) below), and (iii) all radio and telephone equipment and personal computers to the extent in the possession of any Continuing Employee and all licenses relating thereto, in each case that are used in connection with the operation of the Properties or the other Assets, including those set forth on Exhibit A-4 (the “Communication Equipment”);
(h)    the drilling rigs, trucks, cars and vehicles set forth on Exhibit A-5;
(i)    to the extent assignable, the field office(s) set forth on Exhibit A-6 (including any owned or leased real or personal property interests relating thereto);
(j)    the real property set forth on Exhibit A-7, and all equipment inventory located thereon;
(k)    all Imbalances related to the Assets;
(l)    originals, if available, otherwise copies in digital form of all books, records and files, reports, Tax and accounting records, in each case to the extent relating to the Assets and to the extent in Seller’s, Operator’s or any of their Affiliates’ possession, including: (i) land and title records (including lease files, Third Party brokerage information, run sheets, mineral ownership reports, abstracts of title, surveys, maps, title opinions and title curative documents); (ii) contract files; (iii) correspondence (other than email correspondence); (iv) facility files (including construction records); (v) well files, proprietary seismic data and information, production records, electric logs, core data, pressure data, and all related matters, (vi) non-proprietary seismic data, to the extent transferable without payment of a fee or other penalty (unless Buyer has agreed in writing to pay such fee or other consideration) and (vii) environmental, regulatory, accounting and Asset Tax records; but excluding any of the foregoing items to the extent comprising or otherwise attributable to the Excluded Assets (the foregoing, subject to such exclusion, the “Records”);
(m)    all Hydrocarbons produced from or allocated to the Properties on and after the Effective Time or otherwise in storage or existing in stock tanks, pipelines or plants (including inventory and line fill) as of the Effective Time;
(n)    all Encumbrances securing payment for the sale or other disposition of Hydrocarbons produced from or allocated to the Properties, including the security interests granted under applicable Uniform Commercial Code provisions, but only to the extent that such Encumbrances relate to the period from and after the Effective Time;
(o)    all accounts receivable of Seller with respect to revenues or proceeds from the Assets payable to Seller or any of its Affiliates following the Closing Date, including those set forth on Schedule 3.3(a)(ii); and
(p)    all rights, claims and causes of action to the extent, and only to the extent, that such rights, claims or causes of action are associated with the Properties or other Assets as of the Closing Date and (i) relate to the period from and after the Effective Time or (ii) relate to both the period prior to the Effective Time and the Assumed Obligations for which Buyer is responsible.
2.2    Excluded Assets. Seller shall reserve and retain, on its own behalf or on behalf of certain of its Affiliates, all of the following assets (the “Excluded Assets”):

(a)    all of Seller’s corporate minute books, corporate financial records, Tax records (other than Asset Tax records) and other business records that relate to Seller’s business generally (including the ownership and operation of the Assets);
(b)    the extent that they do not relate to the Assumed Obligations for which Buyer is providing indemnification hereunder, all trade credits, all accounts, receivables, if any, and all other proceeds, income or revenues attributable to the Assets with respect to any period of time prior to the Effective Time;
(c)    to the extent that they do not relate to the Assumed Obligations for which Buyer is providing indemnification hereunder, all claims, causes of action, manufacturers’ and contractors’ warranties and other rights of Seller arising under or with respect to any Assets;
(d)    subject to Section 5.3(b)(iv), all rights and interests of Seller (i) under any policy or agreement of insurance or (except to the extent related to any Assumed Obligations) indemnity, (ii) under any bond, or (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property;
(e)    all Hydrocarbons produced from the Properties with respect to all periods prior to the Effective Time other than those Hydrocarbons produced from or allocated to the Assets and in storage or existing in stock tanks, pipelines or plants (including inventory and line fill) as of the Effective Time;
(f)    all claims of Seller for refunds of or loss carry forwards with respect to (i) Asset Taxes attributable to any period, or portion thereof, prior to the Effective Time, (ii) income or franchise Taxes, or (iii) any Taxes attributable to the Excluded Assets;
(g)    all offices (including any owned or leased real or personal property relating thereto) other than those set forth on Exhibit A-6;
(h)    all radio and telephone equipment and personal computers to the extent not in the possession of any Continuing Employee and all licenses relating thereto;
(i)    the central SCADA server, all SCADA equipment located in Operator’s Dallas office and all software associated with such SCADA systems or equipment, network equipment and associated peripherals;
(j)    all drilling rigs, and all trucks, cars and vehicles other than those set forth on Exhibit A-5;
(k)    (i) the Management Services Agreement, the AMI Agreement and all other master services agreements, blanket agreements or similar Contracts and (ii) all Hedge Contracts;
(l)    all of Seller’s proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property;
(m)    all documents and instruments and other data or information of Seller that may be protected by an attorney-client privilege (excluding title opinions);
(n)    all documents and instruments and other data or information that cannot be disclosed to Buyer as a result of confidentiality arrangements under agreements with Third Parties, a summary of which is set forth on Schedule 2.2(n);

(o)    to the extent that they do not relate to the Assumed Obligations for which Buyer is providing indemnification hereunder, all audit rights arising under any of the Applicable Contracts or otherwise with respect to (i) any period prior to the Effective Time, with respect to the Assets or (ii) any of the Excluded Assets;
(p)    documents prepared or received by Seller or its Affiliates with respect to (i) lists of prospective purchasers for such transactions compiled by Seller or its Affiliates, (ii) bids submitted by other prospective purchasers of the Assets or any other interest in the Assets, (iii) analyses by Seller or its Affiliates of any bids submitted by any prospective purchaser, (iv) correspondence between or among Seller or its Affiliates or their respective representatives, and any prospective purchaser other than Buyer, and (v) correspondence between Seller or its Affiliates or any of their respective representatives with respect to any of the bids, the prospective purchasers or the transactions contemplated in this Agreement;
(q)    any Assets described in Section 2.1(e), Section 2.1(f) or Section 2.1(i) that are not assignable without payment of consideration or are subject to un-obtained Required Consents where Seller has complied with Section 0 unless Buyer has otherwise agreed to pay such consideration;
(r)    all assets and Liabilities attributable to Benefit Plans;
(s)    all of Seller’s, Operator’s and their Affiliates’ emails and similar electronic files;
(t)    all rights and benefits related to the actions, suits or proceedings, if any, set forth on Schedule 1.1, except insofar and only insofar as they are attributable or relate to the ownership or operation of the Assets for periods from and after the Effective Time; and
(u)    any assets or properties otherwise identified as Excluded Assets under Section 5.2(d)(ii), Section 5.4(a)(i), Section 5.4(b)(i), Section 6.1(b), or Section 9.1(b)(i) of this Agreement.
2.3    Revenues and Expenses.
(a)    For purposes of determining the amount of the adjustment to the Purchase Price provided for in Section 3.3, the principles set forth in this Section 2.3 shall apply except as expressly provided otherwise in this Agreement. Subject to the preceding sentence and the remaining provisions of this Agreement: (i) Seller shall remain entitled (by payment, through the adjustments to the Purchase Price hereunder or otherwise) to all of the rights of ownership (including the right to all production, proceeds of production and other proceeds, if any) and shall remain responsible (by payment, through the adjustments to the Purchase Price hereunder or otherwise) for all Operating Expenses, in each case attributable to the Assets for the period of time prior to the Effective Time, and (ii) subject to the occurrence of the Closing, Buyer shall be entitled to all of the rights of ownership (including the right to all production, proceeds of production and other proceeds) attributable to the Assets for the period of time from and after the Effective Time, and shall be responsible for all Operating Expenses attributable to the Assets for the period of time from and after the Effective Time. Except as otherwise expressly set forth in Section 2.3(c) or Section 3.3, (A) such amounts that are received or paid prior to Closing shall be accounted for in the Preliminary Settlement Statement or Final Settlement Statement, as applicable, and (B) such amounts that are received or paid after Closing, but prior to the date of the Final Settlement Statement, shall be accounted for in the Final Settlement Statement. After Closing, each Party shall be entitled to participate in all joint interest audits and other audits of Operating Expenses for which such Party is entirely or in part responsible under the terms of this Section 2.3.

(b)    Subject to Section 2.3(c), if, after the Parties’ agreement upon the Final Settlement Statement, (i) any Party (including, in the case of Seller, Operator) receives monies belonging to the other pursuant to the terms of this Agreement, including proceeds of production, then such amount shall, within ten Business Days after the end of the month in which such amounts were received, be paid over to the proper Party, (ii) any Party pays monies for Operating Expenses which are the obligation of the other Party pursuant to the terms of this Agreement, then such other Party shall, within ten Business Days after the end of the month in which the applicable invoice and proof of payment of such invoice were received, reimburse the Party which paid such Operating Expenses, (iii) a Party receives an invoice of an expense or obligation which is owed by the other Party pursuant to the terms of this Agreement, such Party receiving the invoice shall promptly forward such invoice to the Party obligated to pay the same, and (iv) an invoice or other evidence of an obligation is received by a Party, which is partially an obligation of both Seller and Buyer pursuant to the terms of this Agreement, then the Parties shall consult with each other, and each shall promptly pay its portion of such obligation to the obligee.
(c)    Notwithstanding anything in this Agreement to the contrary, and subject to matters for which a Party has an indemnity obligation pursuant to Article XIII, there shall be no adjustment for, or obligation to pay, any revenues, proceeds or Operating Expenses between the Parties following twelve (12) months after the Closing Date to the extent that Seller, in the case of amounts otherwise owing by Buyer or Buyer, in the case of amounts otherwise owing by Seller, did not have Knowledge thereof prior to the expiration of such twelve (12) month period.
ARTICLE III
PURCHASE PRICE; DEPOSIT
3.1    Purchase Price. The consideration for the transfer of the Assets and the transactions contemplated hereby shall be (a) the assumption of the Assumed Obligations and (b) an amount equal to $850,000,000.00 (the “Purchase Price”), as adjusted in accordance with this Agreement, which shall consist of (i) an amount in cash equal to $770,000,000.00 (for purposes of clarity, as adjusted in accordance with this Agreement, the “Cash Consideration”) and (ii) the Stock Consideration. The Cash Consideration and the Stock Consideration shall be paid to Seller in accordance with Section 12.3.
3.2    Deposit; Closing Step-Up Holdback.
(a)    Within three (3) Business Days following the execution of this Agreement, Buyer shall deposit, by wire transfer in same day funds into the Cash Escrow Account established pursuant to the terms of the Escrow Agreement the sum of $50,000,000.00 (such amount, together with any interest earned thereon, the “Deposit”). If the Closing occurs, (i) the Deposit shall be applied toward the Purchase Price at Closing, and (ii) at Closing, the Deposit shall continue to be held by the Escrow Agent as part of the Holdback in accordance with the terms of Section 13.13.
(b)    Without limiting any other provisions in this Agreement, if at any time during the period between Execution Date and the Closing there (i) are any changes in the outstanding number of shares of Buyer Common Stock by reason of any reclassification, recapitalization, stock split (including reverse stock split), subdivision, combination, exchange, or readjustment of shares or similar transaction, or any stock dividend or distribution paid in stock (excluding, for purposes of clarity, issuances of any Buyer Common Stock resulting from the vesting of any equity awards set forth on Schedule 8.2(a) or the granting of any equity awards under any Earthstone equity incentive plan), or (ii) Earthstone consummates any merger, consolidation, combination or other transaction whereby Class A Common Stock is converted to cash or other securities, but, in each case, excluding the conversion or exchange of Class B

Common Stock for Class A Common Stock, the Stock Consideration and the Per Share Value and any other amounts or similarly dependent items related to the Buyer Common Stock, the Stock Consideration or the Per Share Value shall be appropriately and equitably adjusted to reflect such change to provide the same economic effect as contemplated by this Agreement prior to such action, including (as applicable) to provide for the receipt by Seller, in lieu of shares of Class A Common Stock comprising the Stock Consideration, the same number of securities and/or amount of cash as is received in exchange for each share of Class A Common Stock in any transaction contemplated by clause (ii) above (and thereafter all references in this Agreement to “Buyer Common Stock,” “Stock Consideration,” “Per Share Value” and other similarly dependent items shall be references to such terms, as so adjusted); provided that this Section 3.2(b) shall in no event be construed to permit Buyer or any of its Affiliates to take any action with respect to the Buyer Common Stock that is prohibited by the terms of this Agreement.
(c)    If this Agreement is terminated in accordance with Section 14.1, the provisions of Section 14.2 shall be applicable and the Deposit shall be handled in accordance therewith.
(d)    At Closing, Buyer shall deposit (i) into an escrow account established pursuant to the Stock Escrow Agreement (the “Stock Escrow Account”) and, collectively with the Cash Escrow Account, the “Indemnity Escrow Accounts” 510,638 shares of Class A Common Stock from, and without duplication of, the Stock Consideration (the “Stock Holdback”) and (ii) into the Cash Escrow Account, an amount equal to $7,750,000 in cash from the Purchase Price, and without duplication to, the Purchase Price or the Deposit (the “Cash Holdback” and, together with the Stock Holdback, the “Closing Step-Up Holdback”), representing an aggregate value of $13,750,000.00 (the “Closing Step-Up Holdback Amount”), that, when combined with the Deposit, is seven and one-half percent (7.50%) of the unadjusted Purchase Price. Notwithstanding anything herein to the contrary, no fractional shares Class A Common Stock shall be deposited into the Stock Escrow Account, and, to the extent that any such fractional share would be required to be so deposited but for this sentence, such fractional share shall be rounded up or down to the nearest whole number of Class A Common Stock. The Closing Step-Up Holdback shall be held in, and released from, the Indemnity Escrow Accounts after Closing in accordance with and to the extent provided in Section 13.13.
3.3    Adjustments to Purchase Price. The Purchase Price shall be adjusted as follows, in accordance with GAAP and COPAS, as applicable (and the resulting amount shall be herein called the “Adjusted Purchase Price”). Unless otherwise expressly provided in this Agreement, all adjustments to the Purchase Price provided for in this Agreement shall be made to both the Cash Consideration and the Stock Consideration pro rata based on the Pro Rata Cash Share, with respect to the Cash Consideration, and the Pro Rata Stock Share, with respect to the Stock Consideration. With respect to any such adjustments that occur in shares of Class A Common Stock, the increase or decrease in the Purchase Price shall be equal to the number of shares of Class A Common Stock (rounded up or down to the nearest whole number of Class A Common Stock) obtained by dividing (x) the portion of the aggregate adjustments made under this Section 3.3 to be made in shares of Class A Common Stock by (y) the Per Share Value. When available, actual figures will be used for the adjustments to the Purchase Price at Closing. To the extent actual figures are not available, estimates may be used, subject to final adjustments in accordance with Section 3.5 and Section 3.6.
(a)    The Purchase Price shall be adjusted upward by the following amounts (without duplication):
(i)    an amount equal to the value of all merchantable Hydrocarbons attributable to the Assets in storage or existing in stock tanks, pipelines and/or plants (including inventory) as of the Effective Time, the value to be based upon the applicable

Contract price in effect as of the Effective Time (or if there is no Contract price, then the posted price in the field in which such Hydrocarbons were produced or if no such posted price exists for such Hydrocarbons, the market price in the field in which such Hydrocarbons were produced, in each case, in effect as of the Effective Time); provided, however, that if Seller sells any such Hydrocarbons during the Interim Period, the value shall be based on the price to be paid to Seller in connection with such sale, net of (A) Burdens actually paid and amounts payable on such production and severance Taxes deducted by the purchaser of such production and (B) Operating Expenses directly incurred by Seller in earning or receiving such proceeds (without duplication of any expenses taken into account pursuant to Section 3.3(b)) and any sale, excise or similar Taxes or fees payable or incurred in connection therewith not reimbursed to Seller by a Third Party purchaser;
(ii)    Reserved.
(iii)    an amount equal to all Operating Expenses paid (whether prepaid or otherwise) by Seller that are incurred in respect of or attributable to the Assets with respect to the period of time on and after the Effective Time (whether paid before or after the Effective Time), including (A) Burdens, (B) options payments with respect to any Leases, renewal payments, rentals and other lease maintenance payments, (C) bond and insurance premiums paid by or on behalf of Seller with respect to the period following the Effective Time and (D) costs of acquiring necessary right-of-way, easements or other similar surface of subsurface interests;
(iv)    the amount of all Asset Taxes prorated to Buyer in accordance with Section 15.2 but paid or payable by Seller, whether paid before or after the Effective Time;
(v)    to the extent that Seller is underproduced as of the Effective Time as shown with respect to the net Well Imbalances set forth in Schedule 7.17 (but subject to further adjustment as provided in Section 3.8), the sum of $0.00, which is an amount equal to the product of (A) the underproduced volumes multiplied by (B) $4.00/MMBtu for gaseous Hydrocarbons; and an amount equal to the product of (X) the underproduced volumes multiplied by (Y) $70.00/Bbl for liquid Hydrocarbons;
(vi)    to the extent that Seller has overdelivered any Hydrocarbons as of the Effective Time as shown with respect to the net Pipeline Imbalances set forth in Schedule 7.17 (but subject to further adjustment as provided in Section 3.8), the sum of $0.00, which is an amount equal to the product of (A) the overdelivered volumes multiplied by (B) $4.00/MMBtu for gaseous Hydrocarbons; and an amount equal to the product of (X) the overdelivered volumes multiplied by (Y) $70.00/Bbl for liquid Hydrocarbons;
(vii)    $1,236,000.00 per month (adjusted pro rata for any partial month) between the Effective Time and the Closing Date; provided, that if the Closing Date has not occurred on or prior to May 16, 2022 as a result of the failure of the condition precedent set forth in Section 10.3 or Section 11.3 that results solely and directly from a claim or action by a Seller Indemnified Party, then such per month adjustment shall be reduced to $618,000 per month for the period from and after May 17, 2022 until the Closing Date (adjusted pro rata for any partial month); and
(viii)    any other amount provided for elsewhere in this Agreement or otherwise agreed in writing by Seller and Buyer.

(b)    The Purchase Price shall be adjusted downward by the following amounts (without duplication):
(i)    an amount equal to (A) all proceeds actually received by Seller or Operator attributable to the sale of Hydrocarbons (1) produced from or allocable to the Assets during the Interim Period or (2) in storage or existing in stock tanks, pipelines and/or plants (including inventory) as of the Effective Time for which an upward adjustment to the Purchase Price was made pursuant to Section 3.3(a)(i), in each case and to the extent actually paid by or on behalf of Seller, net of Burdens and Operating Expenses (without duplication of any other Operating Expenses, Taxes or other expenses taken into account pursuant to Section 3.3(a)) directly incurred in earning or receiving such proceeds (and not reimbursed to Seller by a Third Party purchaser), and (B) any other proceeds actually received by Seller or Operator to the extent allocable to the Assets during the Interim Period to which Buyer would otherwise be entitled pursuant to Section 2.3, net of Operating Expenses (without duplication of any other Operating Expenses or other expenses taken into account pursuant to Section 3.3(a)) directly incurred in earning or receiving such proceeds;
(ii)    subject to Section 5.2(h), if Seller makes the election under Section 5.2(d)(i) with respect to a Title Defect asserted by Buyer prior to the Defect Claim Date, the Title Defect Amount (or amount of the Casualty or Condemnation Loss) with respect to such Title Defect;
(iii)    subject to Section 6.1(d), if Seller makes the election under Section 6.1(b)(i) with respect to an Environmental Defect asserted by Buyer prior to the Defect Claim Date, the Remediation Amount with respect to such Environmental Defect;
(iv)    subject to Section 5.3(b), if Seller makes the election under Section 5.3(b)(ii) with respect to a Casualty or Condemnation Loss, the amount estimated by Seller with respect to such Casualty or Condemnation Loss;
(v)    all amounts determined pursuant to Section 4.1(b), Section 5.2(d)(ii), Section 5.4(a)(i), Section 5.4(b)(i), Section 6.1(b) and Section 9.1(b)(i) for any Assets that are excluded from the Assets to be assigned to Buyer at Closing pursuant to any of such Sections;
(vi)    the amount of all Asset Taxes prorated to Seller in accordance with Section 15.2 but paid or payable by Buyer, whether paid before or after the Effective Time;
(vii)    to the extent that Seller is overproduced as of the Effective Time as shown with respect to the net Well Imbalances set forth in Schedule 7.17 (but subject to further adjustment as provided in Section 3.8), the sum of $10,359.72, which is an amount equal to the product of (A) the overproduced volumes multiplied by (B) $4.00/MMBtu for gaseous Hydrocarbons; and an amount equal to the product of (X) the overproduced volumes multiplied by (Y) $70.00/Bbl for liquid Hydrocarbons;
(viii)    to the extent that Seller has underdelivered any Hydrocarbons as of the Effective Time as shown with respect to the net Pipeline Imbalances set forth in Schedule 7.17 (but subject to further adjustment as provided in Section 3.8), the sum of $0.00, which is an amount equal to the product of (A) the underdelivered volumes multiplied by (B) $4.00/MMBtu for gaseous Hydrocarbons; and an amount equal to the product of (X) the underdelivered volumes multiplied by (Y) $70.00/Bbl for liquid Hydrocarbons;

(ix)    all Suspense Funds that are actually held in suspense by Seller (or Operator or an Affiliate of Operator on behalf of Seller) as of the Closing Date, if any; and
(x)    any other amount provided for elsewhere in this Agreement or otherwise agreed in writing by Seller and Buyer.
3.4    Preliminary Settlement Statement. Not less than eight (8) Business Days prior to the Closing, Seller shall prepare and submit to Buyer for review a draft settlement statement (the “Preliminary Settlement Statement”) that shall set forth an estimate of the Adjusted Purchase Price, reflecting each proposed adjustment to be made in accordance with this Agreement as of the date of preparation of such Preliminary Settlement Statement and the calculation of the adjustments used to determine such amount (valuing the Stock Consideration at the Per Share Value for such purpose), together with the designation of Seller’s accounts for the wire transfers of funds as set forth in Section 12.3(d). Promptly following Buyer’s written request, Seller shall deliver reasonable supporting information in the possession of Seller, Operator or their respective Affiliates in connection with such proposed adjustments to the Purchase Price. Within three (3) Business Days of receipt of the Preliminary Settlement Statement, Buyer will deliver to Seller a written report containing all changes that Buyer proposes to be made to the Preliminary Settlement Statement, if any, together with a brief explanation of such changes. The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Purchase Price at Closing; provided that if the Parties cannot agree on the Preliminary Settlement Statement prior to the Closing, the Preliminary Settlement Statement as delivered by Seller pursuant to this Section 3.4 will be used to adjust the Purchase Price at Closing.
3.5    Final Settlement Statement. On or before the date that is ninety (90) days following the Closing Date, a final settlement statement (the “Final Settlement Statement”) will be prepared by Seller, based on actual revenues and expenses and that takes into account all final adjustments made to the Purchase Price and shows the resulting final Adjusted Purchase Price. Promptly following Buyer’s written request, Seller shall deliver reasonable supporting information in the possession of Seller, Operator or their respective Affiliates in connection with such proposed adjustments to the Purchase Price. The Final Settlement Statement shall set forth the actual proration of the amounts required by this Agreement and the calculation of the adjustments used to determine such amount (valuing the Stock Consideration at the Per Share Value for such purpose). As soon as practicable, and in any event within thirty (30) days after receipt of the Final Settlement Statement, Buyer will deliver to Seller a written report containing any proposed changes to the Final Settlement Statement and an explanation of any such changes and the reasons therefor, together with reasonable supporting or back-up information requested by Seller (the “Dispute Notice”). Any changes not included in the Dispute Notice shall be deemed waived, and Seller’s determinations with respect to all such elements of the Final Settlement Statement that are not addressed in the Dispute Notice shall prevail. If Buyer fails to timely deliver a Dispute Notice to Seller containing changes Buyer proposes to be made to the Final Settlement Statement, the Final Settlement Statement as delivered by Seller will be deemed to be mutually agreed upon by the Parties and will be final and binding on the Parties. If the final Adjusted Purchase Price set forth in the Final Settlement Statement is mutually agreed upon by Seller and Buyer, the Final Settlement Statement and the final Adjusted Purchase Price, shall be final and binding on the Parties. Once the final Adjusted Purchase Price has been agreed (or deemed agreed) upon by the Parties pursuant to this Section 3.5 or determined by the Accounting Arbitrator pursuant to Section 3.6, as applicable, then, if the final Adjusted Purchase Price is (i) more than the Adjusted Purchase Price used at Closing pursuant to Section 3.4, Buyer shall (A) pay to an account designated by Seller by wire transfer in immediately available funds, the amount of cash equal to the amount of such difference (valuing the Stock Consideration at the Per Share Value for such purpose) multiplied by the Pro Rata Cash Share and (B) issue to the book-entry account designated in writing by Seller, a number of shares of Class A Common

Stock (to the extent of any resulting fractional share, such fractional share shall be rounded up or down to the nearest whole number of Class A Common Stock) equal to (y) the amount of such difference (valuing the Stock Consideration at the Per Share Value for such purpose) multiplied by the Pro Rata Stock Share, then divided by (z) the Per Share Value, or (ii) less than the Adjusted Purchase Price used at Closing pursuant to Section 3.4, Seller shall (A) pay to an account designated by Buyer by wire transfer in immediately available funds, the amount of cash equal to the amount of such difference (valuing the Stock Consideration at the Per Share Value for such purpose) multiplied by the Pro Rata Cash Share and (B) return to Buyer (and execute any instructions to the Transfer Agent and other documents necessary to effect such return to Buyer), a number of shares of Class A Common Stock (to the extent of any resulting fractional share, such fractional share shall be rounded up or down to the nearest whole number of Class A Common Stock) equal to (y) the amount of such difference (valuing the Stock Consideration at the Per Share Value for such purpose) multiplied by the Pro Rata Stock Share, then divided by (z) the Per Share Value, in each case, no later than five (5) Business Days after the date such final Adjusted Purchase Price is agreed, or deemed agreed, pursuant to this Section 3.5 or determined pursuant to Section 3.6, as applicable.
3.6    Disputes. If Seller and Buyer are unable to resolve the matters addressed in the Dispute Notice, if any, other than Title Disputes and Environmental Disputes, each of Buyer and Seller shall within ten Business Days after the delivery of such Dispute Notice, summarize its position with regard to such dispute in a written document of ten pages or less and submit such summaries to the Dallas, Texas office of Ernst & Young LLP (“EY”) or if EY is unable or unwilling to serve as arbitrator within 20 days after receipt of a written request from the Parties to serve, and absent mutual written agreement by the Parties as to a replacement for such arbitrator within ten Business Days after notification that EY is unable or unwilling to serve, the arbitrator shall be selected by the Dallas, Texas office of the AAA) (the “Accounting Arbitrator”), together with the Dispute Notice, the Final Settlement Statement and any other documentation such Party may desire to submit. The Parties shall instruct the Accounting Arbitrator that, within 20 Business Days after receiving the Parties’ respective submissions, the Accounting Arbitrator shall render a decision choosing either Seller’s position or Buyer’s position with respect to each matter addressed in any Dispute Notice, whichever complies more closely to the terms of the Agreement and the materials described above. The Accounting Arbitrator shall also be furnished with a copy of this Agreement. Any decision rendered by the Accounting Arbitrator pursuant hereto shall be final, conclusive and binding on Seller and Buyer without any right to appeal, absent fraud, and will be enforceable against each of the Parties in any court of competent jurisdiction. The Accounting Arbitrator shall be authorized to resolve only the specific disputed aspects of the Final Settlement Statement submitted by the Parties as provided above and may not award damages, interest or penalties to any Party with respect to any matter, notwithstanding any AAA Rules to the contrary. The costs of the Accounting Arbitrator shall be borne one-half by Buyer and one-half by Seller. Each Party shall bear its own legal fees and other costs of presenting its case to the Accounting Arbitrator.
3.7    Allocated Values. Subject to adjustment as set forth herein, the “Allocated Value” for each Well or Future Well included in the Assets, in the aggregate, shall equal the amount set forth for such Well or Future Well set forth on Schedule 3.7, and such Allocated Values shall be used in calculating adjustments to the Purchase Price as provided herein. Buyer and Seller agree that such allocation is reasonable and shall not take any position inconsistent therewith, including in notices to Preferential Purchase Right holders.
3.8    Allocation for Imbalances. Notwithstanding anything to the contrary in this Agreement, if, prior to Closing, either Party discovers an error in the Imbalances set forth in Schedule 7.17, then the Purchase Price shall be further adjusted at Closing pursuant to Section 3.3(a)(v), Section 3.3(a)(vi), Section 3.3(b)(vi) or Section 3.3(b)(vii), as applicable, and Schedule 7.17 will be deemed amended immediately prior to the Closing to reflect the Imbalances for which the Purchase Price is so adjusted. If, after the Closing, any Imbalances are discovered on or before the date of the delivery of the Final Settlement Statement pursuant to the provisions of Section 3.5, then the Party discovering such Imbalances shall notify the other Party and the Parties shall settle such Imbalances based on the formula set forth in Section 3.3(a)(v), Section 3.3(a)(vi), Section 3.3(b)(vi) or Section 3.3(b)(vii), as applicable as part of the process described in Section 3.5.
3.9    Payments. Any post-Closing payments from one Party to another pursuant to Section 3.5, Section 3.6, Section 5.2, Section 5.4 or Section 6.1 shall be made (a) in the case of a payment of any such amount by Buyer to Seller, (i) the payment by Buyer to Seller of cash equal to the Pro Rata Cash Share of such amount and (ii) the issuance to Seller of shares of Class A Common Stock with a value (based on the Per Share Value) of such amount multiplied by the Pro Rata Stock Share (to the extent of any resulting fractional share, such fractional share shall be rounded up or down to the nearest whole number of Class A Common Stock and such amounts shall be considered “Stock Consideration” for all purposes hereunder) and (b) in the case of a payment of any such amount by Seller to Buyer, (i) the payment by Seller to Buyer of cash equal to the Pro Rata Cash Share of such amount and (ii) the return by Seller to Buyer of shares of Class A Common Stock with a value (based on the Per Share Value) of such amount multiplied by the Pro Rata Stock Share (to the extent of any resulting fractional share, such fractional share shall be rounded up or down to the nearest whole number of Class A Common Stock). All other post-closing payments pursuant to this Agreement (including pursuant Section 5.1, but excluding the payment of any amounts from the Holdback pursuant to Section 13.13) shall be made solely in cash.
ARTICLE IV
ACCESS / DISCLAIMERS
4.1    Access.
(a)    From and after the Execution Date and up to and including the Closing Date (or earlier termination of this Agreement) but subject to (i) the other provisions of this Section 4.1, and (ii) obtaining any consents or waivers from Third Parties that are required pursuant to the terms of the Leases, easements and Applicable Contracts (including any restrictions therein related to access during hunting seasons), including Third Party operators of the Assets (with respect to which such consents or waivers Seller shall use commercially reasonable efforts to obtain), Seller shall afford to Buyer and its Affiliates and their respective Representatives, upon prior reasonable notice, reasonable access, during normal business hours, to the Assets and all Records in Seller’s, Operator’s or their Affiliates’ possession.
(b)    From and after the Execution Date to the Closing Date (or earlier termination of this Agreement), subject to (i) the other provisions of this Section 4.1, (ii) obtaining any consents or waivers from Third Parties that are required pursuant to the terms of the Leases, easements and Applicable Contracts (including any restrictions therein related to access during hunting seasons), including Third Party operators of the Assets (with respect to which such consents or waivers Seller shall use commercially reasonable efforts to obtain), Buyer and Buyer’s Representatives shall have inspection rights with respect to the environmental condition of the Assets, but such inspection rights shall be limited to conducting a Phase I Environmental Site Assessment (as defined in the applicable ASTM International Standards) of the Assets and Buyer and Buyer’s Representatives shall not conduct any Phase II Environmental Site Assessment (as defined in the applicable ASTM International Standards) or operate any equipment or conduct any testing, boring, sampling, drilling or other invasive investigation activities (in each case) on or with respect to any of the Assets without the prior written consent of Seller, which consent may be withheld in Seller’s sole discretion. In the event a Phase I Environmental Site Assessment conducted by Buyer or any of Buyer’s Representatives recommends that a Phase II Environmental Site Assessment is reasonably necessary to determine, for any Property not operated by a Third Party, (A) whether an Environmental Defect exists with respect to such Property or (B) the Remediation Amount associated with an asserted Environmental Defect for such Property, and in each case of clauses (A) and (B), the Remediation Amount for such Environmental Defect is estimated by Buyer in good faith to exceed the Individual Environmental Defect Threshold, then Buyer may provide to Seller a written request for the right to conduct a Phase II Environmental Site Assessment on the affected Property. Any such request shall include a description of the recommendation from the Phase I Environmental Site Assessment, identification of the Property on which such Phase II Environmental Site Assessment would be conducted, a description of the alleged Environmental Defect and Buyer’s good faith estimate of the Remediation Amount for such Environmental Defect. Following a request to conduct a Phase II Environmental Site Assessment on the affected Property delivered to Seller in accordance with the preceding sentences, if Seller denies such a request, Buyer shall have the right to deem such Property to be subject to an Environmental Defect and cause Seller to retain the entirety of the affected Property, and reduce the Purchase Price in accordance with Section 3.3 by an amount equal to the Allocated Value of such Property. Notwithstanding anything herein to the contrary, Buyer and Buyer’s Representatives shall not have access to, and shall not be permitted to conduct, any environmental due diligence (including any Phase I Environmental Site Assessment, as defined in the applicable ASTM International Standards) with respect to any Assets where Seller, Operator or their respective Affiliates do not have the authority to grant access for such due diligence.
(c)    All investigations and due diligence conducted by Buyer or any of Buyer’s Representatives pursuant to Section 4.1(a) or Section 4.1(b), above, shall be conducted at Buyer’s sole cost, risk and expense, and any conclusions made from any examination done by Buyer or any of Buyer’s Representatives shall result from Buyer’s or Buyer’s Representatives’ own independent review and judgment. Buyer shall coordinate its access rights and physical inspections of the Assets with Seller so as not to interfere with the conduct of business by Seller or its Affiliates, and Seller shall have the right to accompany Buyer and any Buyer Representative in connection with any physical inspection of the Assets at Seller’s sole cost and expense. Buyer shall, and shall cause all Buyer Representatives to, abide by all Laws and all of Seller’s and any Third Party operator’s safety rules, regulations, and operating policies while conducting Buyer’s due diligence evaluation of the Assets, including any environmental or other inspection or assessment of the Assets, and to the extent required by any Third Party operator, execute and deliver any required bonding or access agreement of such Third Party operator or provide evidence that Buyer maintains insurance as may be required by such Third Party operator.
(d)    Buyer hereby releases, indemnifies, defends and holds harmless each of the operators of the Assets and each Seller Indemnified Party from and against any and all Liabilities (including any personal injury, death, loss or damage arising out of such entry that may occur to Buyer or any of Buyer’s Representative), arising out of, resulting from or relating to any office visit, field visit, environmental property assessment or other due diligence activity conducted by Buyer or any of Buyer’s Representative with respect to the Assets, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, IN WHOLE OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF A MEMBER OF THE SELLER INDEMNIFIED PARTIES, EXCEPTING ONLY LIABILITIES TO THE EXTENT ACTUALLY RESULTING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY SELLER INDEMNIFIED PARTY OR LIABILITIES ATTRIBUTABLE TO THE MERE DISCOVERY OF A PRE-EXISTING CONDITION BY BUYER OR BUYER’S REPRESENTATIVES, EXCEPT TO THE EXTENT SUCH

PRE-EXISTING CONDITION IS EXACERBATED BY BUYER OR ITS REPRESENTATIVES.
(e)    Buyer agrees to promptly provide Seller, but in any event no later than three Business Days after receipt or creation thereof, copies of all Third Party reports relating to environmental matters, including any data generated in association with any Phase I Environmental Site Assessment or any Phase II Environmental Site Assessment conducted in accordance with Section 4.1(b). Seller shall not be deemed by its receipt of said documents or otherwise to have made any representation or warranty, express, implied or statutory, as to the condition of the Assets or to the accuracy of said documents or the information contained therein.
(f)    Upon completion of Buyer’s due diligence, Buyer shall at its sole cost and expense and without any cost or expense to Seller, Operator or their Affiliates, (i) repair all damage done to the Assets (including the real property and other assets associated therewith) in connection with Buyer’s (or any of Buyer’s Representative’s) due diligence investigation, (ii) restore the Assets (including the real property and other assets associated therewith) to the approximate same or better condition than they were prior to commencement of Buyer’s (or any of Buyer Representatives’) due diligence investigation, and (iii) remove all equipment, tools or other property brought onto the Assets in connection with Buyer’s (or any of Buyer Representatives’) due diligence investigation. Any disturbance to the Assets (including the real property and other assets associated therewith) resulting from the due diligence investigation conducted by or on behalf of Buyer will be promptly corrected by Buyer at Buyer’s sole cost and expense.
(g)    During all periods that Buyer and/or any of Buyer’s Representatives are on the Assets or any lands underlying such Assets, Buyer shall maintain, at its sole expense and with insurers reasonably satisfactory to Seller, policies of insurance of types and in amounts reasonably satisfactory to Seller and sufficient to cover the obligations and Liabilities of Buyer under Section 4.1(d) and Section 4.1(f). Coverage under all insurance required to be carried by Buyer under this Section 4.1(g) will (i) be primary insurance, (ii) list Seller and Operator as additional insureds, (iii) waive subrogation against Seller and Operator, and (iv) provide for not less than five days prior notice to Seller in the event of cancellation or modification of the policy or reduction in coverage. Upon request by Seller, Buyer shall provide evidence of such insurance to Seller prior to entering the Assets or any lands underlying such Assets.
4.2    Confidentiality. Buyer acknowledges that, pursuant to its right of access to the Records and the Assets, Buyer will become privy to confidential and other information of Seller and its Affiliates and the Assets and that such confidential information (a) shall not be used for any purpose other than in connection with the transactions contemplated hereby and (b) shall be held confidential by Buyer and Buyer Representatives in accordance with the terms of the Confidentiality Agreement. Buyer agrees to inform Buyer Representatives of the confidential nature of such confidential information and to be responsible for any breach of this Section 4.2 by any of Buyer Representatives. If the Closing should occur, the foregoing confidentiality restriction on Buyer, including the Confidentiality Agreement, shall terminate (except as to the Excluded Assets and any information related to Seller or its Affiliates other than the Assets); provided that such termination of the Confidentiality Agreement shall not relieve any party thereto from any liability thereunder for the breach of such agreement prior to the Execution Date. If the Closing should occur, for a period of one (1) year after the Closing, and except as otherwise expressly provided in this Agreement, Seller shall not, and shall cause its respective Representatives and Operator (and Operator’s Representatives) not to, disclose or use any trade secrets or any other proprietary or confidential information solely or primarily relating to the Assets (including the ownership, operation, value or use thereof), other than (i) to the extent such disclosure is required by applicable Law or stock exchange rules, (ii) disclosures of information that is generally available or in the public domain prior to the Closing or that after the Closing becomes generally available or part of the public domain other than as the result of disclosures by Seller, its Representatives or Operator (or its Representatives), (iii) disclosures to Seller’s Affiliates and direct or indirect debt or equity investors, that have a need to know such information, (iv) disclosures to Seller’s Representatives, Governmental Authorities or other Persons that have a need to know such information, and (v) any trade secrets, proprietary or confidential information which becomes available to Seller, any of Seller’s Affiliates, any of their respective Representatives, or Operator or its Affiliates on a non-confidential basis from a Third Party. In no event shall this Section 4.2 prevent any Party from (A) complying with this Agreement or the obligations or transactions contemplated herein (including with respect to obtaining waivers of any Preferential Purchase Rights or Required Consents in accordance with Section 5.4), (B) recording (or causing to be recorded) the Assignment or complying with any filing, disclosure or other obligations in connection with the transfer of the Assets to Buyer, (C) enforcing its rights under this Agreement, including with respect to any required disclosure in connection with any related proceeding, (D) complying with any applicable Law (including any oral questions, interrogatories, requests for information or documents in connection with any legal proceeding, subpoena, civil investigative demand or other similar legal process), or (E) any wind down and liquidation of the business of Seller.
4.3    Disclaimers.
(a)    EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY SET FORTH IN ARTICLE VII AND WITH RESPECT TO THE SPECIAL WARRANTY, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (II) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER OR ANY OF BUYER’S REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO BUYER BY A MEMBER OF THE SELLER INDEMNIFIED PARTIES).
(b)    EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY SET FORTH IN ARTICLE VII AND WITH RESPECT TO THE SPECIAL WARRANTY, AND WITHOUT LIMITING THE GENERALITY OF SECTION 4.3(a), SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED BY ANY MEMBER OF SELLER INDEMNIFIED PARTIES, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY ENGINEERING, GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VII) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY OR ON BEHALF OF SELLER, OPERATOR OR THIRD PARTIES WITH RESPECT TO THE ASSETS, (VIII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO BUYER OR ANY OF BUYER’S REPRESENTATIVE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (IX) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT. EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY SET FORTH IN ARTICLE VII OR THE

ASSIGNMENT, SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM LATENT VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY ASSETS, RIGHTS OF A PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE OR CONSIDERATION, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT, BUYER SHALL BE DEEMED TO BE ACQUIRING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE. FOR THE AVOIDANCE OF DOUBT, BUYER ACKNOWLEDGES AND AGREES THAT BUYER CANNOT RELY ON OR FORM ANY CONCLUSIONS FROM SELLER’S OR OPERATOR’S METHODOLOGIES FOR THE DETERMINATION AND REPORTING OF ANY ASSET TAXES THAT WERE UTILIZED FOR ANY TAX PERIOD (OR PORTION OF ANY STRADDLE PERIOD) BEGINNING PRIOR TO THE CLOSING DATE FOR PURPOSES OF CALCULATING AND REPORTING ASSET TAXES ATTRIBUTABLE TO ANY TAX PERIOD (OR PORTION OF ANY STRADDLE PERIOD) BEGINNING ON OR AFTER THE CLOSING DATE, IT BEING UNDERSTOOD THAT BUYER MUST MAKE ITS OWN DETERMINATION AS TO THE PROPER METHODOLOGIES THAT CAN OR SHOULD BE USED FOR ANY SUCH LATER TAX RETURN.
(c)    EXCEPT TO THE EXTENT SET FORTH IN SECTION 0, SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF HAZARDOUS MATERIALS OR OTHER MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND BUYER SHALL BE DEEMED TO BE ACQUIRING THE ASSETS “AS IS” AND “WHERE IS” WITH ALL FAULTS FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH ENVIRONMENTAL INSPECTIONS AS BUYER DEEMS APPROPRIATE.
(d)    SELLER AND BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 4.3 ARE CONSPICUOUS DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.
ARTICLE V
TITLE MATTERS; CASUALTIES; TRANSFER RESTRICTIONS
5.1    Seller’s Title.
(a)    General Disclaimer of Title Warranties and Representations/Exclusive Remedy. Except for the Special Warranty, and without limiting Buyer’s remedies for Title Defects set forth in this Article V (or Buyer’s remedies for Seller’s failure to obtain Consents or waivers of Preferential Purchase Rights as set forth in Section 5.4), Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to Seller’s title to any of the Assets. Buyer hereby acknowledges and agrees that Buyer’s sole and exclusive remedy for (i) any failure by Seller to obtain Consents or waivers of Preferential Purchase Rights as contemplated by Section 5.4 prior to Closing shall be as set forth in Section 5.4, and (ii) any defect in title or any other title matter (including any Title Defect with respect to any of the Assets) (A) before the Defect Claim Date, shall be as set forth in Section 5.2 and (B) after the Defect Claim Date, shall be pursuant to the Special Warranty, to the extent applicable. Buyer hereby expressly waives any and all other rights or remedies with respect thereto.
(b)    Limited Special Warranty of Defensible Title. If Closing occurs, then the Assignment shall contain a special warranty of title whereby Seller shall, effective as of the Closing Date, warrant Defensible Title, without duplication, to the Properties, unto Buyer against every Person whomsoever lawfully claiming or to claim the same or any part thereof by, through or under Seller or its Affiliates, but not otherwise, subject, however, to Permitted Encumbrances (the “Special Warranty”).
(c)    Recovery on Special Warranty. Buyer shall furnish Seller a Title Defect Notice meeting the requirements of Section 5.2(a) setting forth any matters which Buyer intends to assert as a breach of the Special Warranty. For all purposes of this Agreement, Buyer shall be deemed to have waived, and Seller shall have no further liability for, any breach of the Special Warranty that Buyer fails to assert by a Title Defect Notice given to Seller on or before the date that is twenty four (24) months following the Closing Date. Seller shall have a reasonable opportunity, but not the obligation, to cure any breach of the Special Warranty asserted by Buyer pursuant to this Section 5.1(c). Buyer agrees to reasonably cooperate with any attempt by Seller to cure any breach of the Special Warranty.
(d)    Limitations on Special Warranty. Any claims under the Special Warranty shall be limited to an amount (without any interest accruing thereon) equal to the reduction in the Purchase Price to which Buyer would have been entitled had Buyer asserted the defect giving rise to such breach as a Title Defect prior to the Defect Claim Date pursuant to Section 5.2, and shall be subject to the provisions of Section 5.2, excluding and exclusive of, in each case, Section 5.2(h). Such Special Warranty shall be further limited to the Allocated Value of any of the affected Wells or Future Wells as set forth on Schedule 3.7 and as adjusted hereunder. Buyer is not entitled to protection under Seller’s Special Warranty against any Title Defect reported by Buyer under Section 5.2(a) and/or any Title Defect of which Buyer or any of its Affiliates had Knowledge prior to the Defect Claim Date. Seller shall be entitled to offset any amount owed by Seller for breach of the Special Warranty with respect to any Well or Future Well by the amount of any Title Benefits with respect to such Well or Future Well as to which either Party provides notice prior to the Defect Claim Date.
5.2    Notice of Title Defects; Title Defect Adjustments.
(a)    Title Defect Notices. On or before the Defect Claim Date, Buyer may deliver claim notices to Seller meeting the requirements of this Section 5.2(a) (collectively, the “Title Defect Notices,” and each individually, a “Title Defect Notice”) setting forth any matters that, in Buyer’s reasonable opinion, constitute Title Defects and that Buyer intends to assert as a Title Defect pursuant to this Article V. For all purposes of this Agreement and notwithstanding anything herein to the contrary (except for the Special Warranty), Buyer shall be deemed to have waived, and Seller shall have no liability for, any Title Defect or other title matter that Buyer fails to assert as a Title Defect by a Title Defect Notice received by Seller on or before the Defect Claim Date. To be effective, each Title Defect Notice shall be in writing and shall include: (i) a description of the alleged Title Defect, (ii) identification of the Property affected by the alleged Title Defect (such Property, each, as applicable, a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property, (iv) supporting documents reasonably necessary for Seller to verify the existence of the alleged Title Defect, (v) Buyer’s preferred manner of curing each Title Defect and Buyer’s proposed documentation for such cure and (vi) the amount by which Buyer reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect and the computations (with reasonable supporting detail) upon which Buyer’s belief is based. To give Seller an opportunity to commence reviewing and curing Title Defects, Buyer agrees to use its reasonable efforts to give Seller weekly written notice of all Title Defects discovered by Buyer (together with any Title Benefits discovered by Buyer) during the preceding period after the Execution Date and prior to delivery of such notice, which notice may be supplemented on or prior to the Defect Claim Date. Buyer shall also promptly furnish Seller with written notice of any Title Benefit that is discovered by any of Buyer’s Representative prior to the Defect Claim Date.
(b)    Title Benefit Notices. In addition to any Title Benefits reported by Buyer pursuant to Section 5.2(a), Seller shall have the right, but not the obligation, to deliver to Buyer on or before the Defect Claim Date a notice meeting the requirements of this Section 5.2(b) (collectively, the “Title Benefit Notices”, and each individually, a “Title Benefit Notice”) setting forth any additional matters that, in Seller’s reasonable opinion, constitute Title Benefits and that Seller intends to assert as a Title Benefit pursuant to this Article V. To be effective, each Title Benefit Notice shall be in writing and shall include: (i) a description of the alleged Title Benefit, (ii) the Well or Future Well affected by the Title Benefit (each, as applicable, a “Title Benefit Property”), (iii) the Allocated Value of the Title Benefit Property, (iv) supporting documents available to Seller reasonably necessary for Buyer to verify the existence of the alleged Title Benefit, and (v) the amount by which Seller reasonably believes the Allocated Value of each Title Benefit Property should be increased by the alleged Title Benefit and the computations (with reasonable supporting detail) upon which Seller’s belief is based.
(c)    Seller’s Right to Cure. Notwithstanding anything to the contrary herein, Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure, at any time prior to the expiration of 180 days following the Closing (the “Cure Period”), any Title Defects of which it has timely received a Title Defect Notice from Buyer. During the period of time from Closing to the expiration of the Cure Period, Buyer agrees to (i) afford Seller and its officers, employees and other authorized representatives reasonable access, during normal business hours, to the Assets and all Records in Buyer’s or any of their respective Affiliates’ possession or control, together with a right to copy such Records at Seller’s sole cost, in order to facilitate Seller’s attempt to cure any such Title Defects and (ii) otherwise reasonably cooperate with, and not interfere with, Seller’s attempt to cure any such Title Defects. At Closing, with respect to any Assets subject to an election to cure post-Closing by Seller, the Purchase Price shall be reduced by an amount equal to the Title Defect Amounts alleged in good faith by Buyer, or if Seller has elected to retain the applicable Title Defect Property pursuant to Section 5.2(d)(ii), by the Allocated Value of the applicable Title Defect Properties. At the expiration of the Cure period, or within 10 days after the date on which the Title Arbitrator delivers written notice to Buyer and Seller of the award with respect to a Title Dispute related to whether Seller has actually cured any such Title Defects, if any amounts are owed by Buyer to Seller with respect to such dispute, Buyer shall promptly, but in any event prior to the end of such ten (10) day period, deliver to Seller such amounts in accordance with Section 3.9, subject to adjustment in a manner consistent with Section 3.3. Nothing herein shall operate to cause Closing to be delayed on account of any election by Seller to cure any Title Defects post-Closing during the Cure Period, and to the extent any adjustments are not agreed upon by the Parties as of the Closing, unless Seller has elected to retain the applicable Title Defect Property pursuant to Section 5.2(d)(ii), the affected Assets shall be assigned to the Buyer at Closing and subsequent adjustments or payments, if any, will be made pursuant to this Section 5.2(c).
(d)    Remedies for Title Defects. Subject to (v) Seller’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted with respect thereto, (w) Section 14.1(c), (x) the Individual Title Defect Threshold, (y) the Aggregate Deductible, and (z) Seller’s ongoing right to cure any Title Defect under Section 5.2(c), whether before, at or after Closing, if any Title Defect timely asserted by Buyer in accordance with

Section 5.2(a) is not waived in writing by Buyer or cured by Seller prior to the Closing, then in connection with the Closing, Seller shall, at its sole option and discretion, elect one or more of the following remedies for such Title Defect:
(i)    Seller will convey the entirety of the Title Defect Property that is subject to such Title Defect to Buyer, together with all associated Assets, at Closing, and make an accompanying reduction to the Purchase Price in an amount determined pursuant to Section 5.2(f) or Section 5.2(i) as being the value of such Title Defect to the extent affecting the applicable Title Defect Property (the “Title Defect Amount”);
(ii)    solely to the extent that the Title Defect Amount of such Title Defect estimated in good faith by Buyer in the Title Defect Notice equals or exceeds seventy-five percent (75.0%) of the Allocated Value of such Title Defect Property, Seller will retain the entirety of the Title Defect Property that is subject to such Title Defect, together with all associated Assets (in which case, such Assets shall become Excluded Assets hereunder), and reduce the Purchase Price by an amount equal to the Allocated Value of such Title Defect Property and such associated Assets; or
(iii)    subject to Buyer’s written consent, Seller will convey the entirety of the Title Defect Property that is subject to such Title Defect to Buyer and indemnify Buyer against all Liability, up to the Allocated Value of the affected Title Defect Property, resulting from such Title Defect pursuant to an indemnity agreement prepared by the Parties in a form and substance reasonably acceptable to the Parties (a “Title Indemnity Agreement”).
(e)    Remedies for Title Benefits. If any Title Benefits are identified by Buyer pursuant to Section 5.2(a) or timely asserted for a Well or Future Well by Seller in accordance with Section 5.2(b), then as Seller’s sole remedy, the aggregate Title Defect Amounts for all Title Defects shall be decreased by the applicable Title Benefit Amount for all Title Benefits.
(f)    Title Defect Amount. The Title Defect Amount resulting from a Title Defect shall be the amount by which the Allocated Value of the affected Title Defect Property is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following terms and conditions:
(i)    if Seller and Buyer agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;
(ii)    if the Title Defect is an obligation, Encumbrance or burden that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;
(iii)    if the Title Defect represents a decrease in the Net Revenue Interest for such Title Defect Property such that the actual Net Revenue Interest for such Title Defect Property is less than the Net Revenue Interest set forth in Exhibit A-1 or Exhibit C for such Title Defect Property, and the Working Interest for such Well or Future Well is reduced proportionately, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property, multiplied by a fraction, the numerator of which is the amount of such Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest set forth for such Title Defect Property in Exhibit A-1 or Exhibit C; provided that if the Title Defect does not affect the Title Defect Property throughout the entire life of such Title Defect Property, then the Title Defect Amount determined under this Section 5.2(f)(iii) shall be reduced to take into account the applicable time period only;

(iv)    if the Title Defect represents an obligation or Encumbrance upon or other defect in title affecting the Title Defect Property of a type not described above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the reasonably anticipated cost to cure the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property and such other reasonable factors as are necessary to make a proper evaluation;
(v)    the Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder; and
(vi)    notwithstanding anything to the contrary in this Article V, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property (whether related to an adjustment to the Purchase Price or any other remedy provided by Seller hereunder or any claim for any breach of the Special Warranty) shall not exceed (A) the reasonable cost and expense of curing such Title Defect (if such Title Defect is reasonably capable of being cured) or (B) the Allocated Value of such Title Defect Property.
(g)    Title Benefit Amount. The Title Benefit Amount resulting from a Title Benefit shall be determined in accordance with the following methodology, terms and conditions:
(i)    if Buyer and Seller agree on the Title Benefit Amount, then that amount shall be the Title Benefit Amount;
(ii)    if the Title Benefit Property is a Well or Future Well and the Title Benefit represents an increase in the Net Revenue Interest for such Title Benefit Property such that the actual Net Revenue Interest for such Title Benefit Property is greater than the Net Revenue Interest stated in Exhibit A-1 or Exhibit C for such Title Benefit Property, and the Working Interest is increased proportionately, then the Title Benefit Amount shall be the product of the Allocated Value of such Title Benefit Property, multiplied by a fraction, the numerator of which is the value of such Net Revenue Interest increase and the denominator of which is the Net Revenue Interest set forth for such Title Benefit Property in Exhibit A-1 or Exhibit C; provided that if the increased Net Revenue Interest does not affect the Title Benefit Property throughout the entire life of such Title Benefit Property, then the Title Benefit Amount determined under this Section 5.2(g)(ii) shall be reduced to take into account the applicable time period only; and
(iii)    if the Title Benefit is of a type not described above, then the Title Benefit Amounts shall be determined by taking into account the Allocated Value of the Title Benefit Property, the portion of such Title Benefit Property affected by such Title Benefit, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of such Title Benefit Property and such other reasonable factors as are necessary to make a proper evaluation.
(h)    Title Threshold and Deductible. Notwithstanding anything herein to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or any other remedy provided by Seller hereunder (except with respect to any claim for any breach of the Special Warranty), for any individual Title Defect for which the Title Defect Amount applicable thereto does not exceed $100,000 (the “Individual Title Defect Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or any other remedy provided by Seller hereunder

(except with respect to any claim for any breach of the Special Warranty), for any Title Defect for which the Title Defect Amount applicable thereto exceeds the Individual Title Defect Threshold unless and until (A) the sum of (1) the Title Defect Amounts of all such Title Defects that exceed the Individual Title Defect Threshold, in the aggregate (excluding any Title Defect Amounts attributable to Title Defects cured by Seller but including, for purposes of clarity, the Allocated Value of any Properties removed by Seller pursuant to Section 5.2(d)(ii)), minus (2) the Title Benefit Amounts of all Title Benefits, plus (3) the Remediation Amounts of all Environmental Defects that exceed the Individual Environmental Defect Threshold, in the aggregate (excluding any Remediation Amounts attributable to Environmental Defects cured or Remediated by Seller), exceeds (B) the Aggregate Deductible, in which case Buyer shall be entitled to remedies for such Title Defects to the extent, but only to the extent, that the Title Defect Amounts with respect thereto are in excess of such Aggregate Deductible. Solely for the purposes of determining whether or not the Title Defect Amount for any individual Title Defect exceeds the Individual Title Defect Threshold, if a single Title Defect affects more than one Title Defect Property, the Individual Title Defect Threshold shall be applied individually to each affected Title Defect Property. For the avoidance of doubt, if Seller elects to indemnify Buyer for any Title Defect pursuant to Section 5.2(d)(iii), and Buyer has agreed to such indemnity, then, after such election, the Title Defect Amount and related Purchase Price adjustment (if any) relating to such retained Assets (x) will not be counted towards the Aggregate Deductible and (y) will not be counted for purposes of Section 10.4 or Section 11.4.
(i)    Title Dispute Resolution. Seller and Buyer shall attempt in good faith to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts (any dispute with respect to the foregoing matters, including any cure of any Title Defect, collectively “Title Disputes”) prior to the Closing, or, if the applicable Title Dispute relates to any Title Defect Property for which Seller has attempted to cure the alleged Title Defect(s) following Closing and prior to the expiration of the Cure Period, then prior to the date that is ten Business Days following the expiration of the Cure Period. If Seller and Buyer are unable to agree within the above applicable time period, the Title Disputes shall be exclusively and finally resolved pursuant to this Section 5.2(i). Any Title Disputes shall be submitted to an arbitrator with at least ten years’ experience in oil and gas titles including properties in the regional area in which the Properties are located (the “Title Arbitrator”). If the Parties are unable to agree on the selection of the Title Arbitrator within ten Business Days of the Parties agreeing to submit a Title Dispute to the Title Arbitrator for determination or, in the case where the Parties have not so agreed, within ten Business Days of the non-submitting Party receiving written notice from the submitting Party stating that such Party has elected to submit a Title Dispute to arbitration in accordance with this Section 5.2(i), the AAA shall make the necessary appointment (which Title Arbitrator shall not have worked as an employee, outside counsel or as a consultant for any Party or its Affiliates during the five year period preceding the arbitration or have any financial interest in the dispute). The place of arbitration shall be Dallas, Texas, and the arbitration shall be conducted in accordance with the AAA Rules, to the extent such rules do not conflict with the terms of this Section 5.2. If there is more than one Title Dispute, all such disputes shall be consolidated into the same arbitration process pursuant to this Section 5.2(i). The Parties, within ten days after the Title Arbitrator is appointed, shall submit written summaries of their positions regarding each Title Dispute. The Parties shall instruct the Title Arbitrator to make a determination, choosing either Seller’s position or Buyer’s position with respect to each Title Dispute, within 20 Business Days after the submission of the Parties’ summaries of the Title Disputes to the Title Arbitrator, and such determination shall be final and binding upon both Parties, without right of appeal, absent fraud. The costs of the Title Arbitrator shall be borne one-half by Buyer and one-half by Seller. Each Party shall bear its own legal fees and other costs of presenting its case to the Title Arbitrator. In making its determination, the Title Arbitrator shall be bound by the terms of this Article V and, subject to the foregoing, may consider such other matters as in the opinion of the Title Arbitrator are necessary to make a proper determination. The Title Arbitrator shall act for the limited purpose of determining the specific Title Disputes submitted by either Party and may not award damages, interest or penalties to either Party with respect to any Title Dispute. At Closing, with respect to any Assets subject to any unresolved Title Dispute, the Purchase Price shall be reduced by an amount equal to the Title Defect Amounts alleged in good faith by Buyer, or if Seller has elected to retain the applicable Title Defect Property pursuant to Section 5.2(d)(ii) by the Allocated Value of the applicable Title Defect Property. Within ten days after the date on which the Title Arbitrator delivers written notice to Buyer and Seller of the award with respect to a Title Dispute, if any amounts are owed by Buyer to Seller with respect to such Title Dispute, Buyer shall promptly, but in any event prior to the end of such ten (10) day period, deliver to Seller such amounts in accordance with Section 3.9, subject to adjustment in a manner consistent with Section 3.3. Nothing herein shall operate to cause Closing to be delayed on account of any arbitration conducted pursuant to this Section 5.2(i) with respect to any Title Defect properly asserted by Buyer or any Title Benefit properly asserted by Seller prior to the Closing, and to the extent any adjustments are not agreed upon by the Parties as of the Closing, unless Seller has elected to retain the applicable Title Defect Property pursuant to Section 5.2(d)(ii), the affected Assets shall be assigned to Buyer at Closing and subsequent adjustments or payments, if any, will be made pursuant to this Section 5.2(i).
5.3    Casualty or Condemnation Loss.
(a)    Notwithstanding anything herein to the contrary, from and after the Effective Time if Closing occurs, with respect to the Assets, Buyer shall assume all risk of loss with respect to (i) production of Hydrocarbons through normal depletion (including watering out of any Well, collapsed casing or sand infiltration of any Well) and (ii) the depreciation of any Asset due to ordinary wear and tear, and, in each case, Buyer shall not assert such matters as any Casualty or Condemnation Loss or Title Defect hereunder.
(b)    If, after the Execution Date but prior to the Closing Date, any portion of the Assets is damaged or destroyed or otherwise impaired by fire, explosion, tornado, hurricane, earthquake, earth movement, flood, water damage or other similar casualty or is taken in condemnation or under right of eminent domain (in each case, a “Casualty or Condemnation Loss”), then Buyer shall nevertheless be required to close the transactions contemplated by this Agreement and Seller shall elect by written notice to Buyer prior to Closing either to (i) cause the Assets affected by such Casualty or Condemnation Loss to be repaired or restored to at least its condition prior to such Casualty or Condemnation Loss, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date), (ii) if (A) the loss in value of the Assets affected by such Casualty or Condemnation Loss, or (B) the cost to repair or restore the Assets affected by such Casualty or Condemnation Loss, in either case with respect to clause (A) and (B), is reasonably estimated by Seller to be an amount greater than $100,000, assign the Assets affected by such Casualty or Condemnation Loss to Buyer at Closing and, to the extent such Casualty or Condemnation Loss remains uncured, reduce the Purchase Price by the amounts determined pursuant to (A) and (B), not to exceed the Allocated Value of the affected Asset(s), (iii) defend, indemnify and hold Buyer harmless, through a document to be delivered at Closing reasonably acceptable to Seller and Buyer, against any costs, expenses or other Liabilities that Buyer reasonably incurs to repair or restore any Assets affected by such Casualty or Condemnation Loss, or (iv) pay to Buyer all sums paid to Seller (or Operator) by Third Parties by reason of such Casualty or Condemnation Loss insofar as with respect to the Assets and shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s (or Operator’s) right, title and interest (if any) in insurance claims, unpaid awards and other rights against Third Parties (excluding any Liabilities, other than insurance claims, of or against any Seller Indemnified Parties) arising out of such Casualty or Condemnation Loss insofar as with respect to the Assets; provided, however, that Seller (or Operator) shall reserve and retain (and Buyer shall assign to Seller or Operator) all rights, title, interests and claims against Third Parties for the recovery of Seller’s (or Operator’s) costs and expenses incurred prior to the Closing in pursuing or asserting any such insurance claims or other rights against Third Parties with respect to any such Casualty or Condemnation Loss. Except as expressly set forth in subsection (iv) above, Seller (and Operator) shall retain all rights to insurance, condemnation awards and other claims against Third Parties with respect to the Casualty or Condemnation Loss except to the extent the Parties otherwise agree in writing.
5.4    Preferential Purchase Rights and Consents to Assign.
(a)    With respect to each Preferential Purchase Right set forth on Schedule 7.10, within five (5) Business Days after the Execution Date, Seller shall send to the holder of each such Preferential Purchase Right a notice in compliance with the contractual provisions applicable to such Preferential Purchase Right requesting a waiver of such right. With respect to each Preferential Purchase Right that is not set forth on Schedule 7.10, but is discovered by Seller prior to Closing, Seller shall send to the holder of each such Preferential Purchase Right a notice in compliance with the contractual provisions applicable to such Preferential Purchase Right requesting a waiver of such right as soon as reasonably practicable after discovery of any such Preferential Purchase Right. Any Preferential Purchase Right must be exercised subject to all terms and conditions set forth in this Agreement, and the consideration payable under this Agreement for the purposes of all Preferential Purchase Right notices shall be the Allocated Value of the applicable Asset (as adjusted herein).
(i)    If, prior to Closing, any holder of a Preferential Purchase Right notifies Seller that it intends to consummate the acquisition of the Assets to which its Preferential Purchase Right applies or if the time for exercising such Preferential Purchase Right has not expired (and the holder of such right has not waived such right), then the Assets subject to such Preferential Purchase Right shall be excluded from the Assets to be assigned to Buyer at Closing (and shall be considered Excluded Assets hereunder, but only to the extent of the portions of such Assets affected by the Preferential Purchase Right), and the Purchase Price shall be reduced by the Allocated Value of such Assets (or portions thereof) so excluded. Seller shall be entitled to all consideration given by any Person exercising a Preferential Purchase Right prior to Closing. If such holder of such Preferential Purchase Right thereafter fails to consummate the acquisition of the Assets (or portions thereof) covered by such Preferential Purchase Right or the time for exercising such Preferential Purchase Right expires without exercise by the holder thereof, in each case within one hundred and eighty (180) days following the Closing Date, (A) Seller shall so notify Buyer and (B) Seller shall assign, on the tenth (10th) Business Day following termination of such right without consummation or exercise, such Assets (or portions thereof) that were so excluded to Buyer pursuant to an instrument in substantially the same form as the Assignment (and such Assets (or portions thereof) shall no longer be considered Excluded Assets hereunder), and Buyer, contemporaneously with said assignment, shall, in accordance with Section 3.9, deliver to Seller the amount by which the Purchase Price was reduced at Closing with respect to such excluded Assets (or portions thereof), subject to any adjustment in the allocable portion of the Purchase Price affecting such Asset (or portions thereof) pursuant to Section 3.3.
(ii)    All Assets for which any applicable Preferential Purchase Right has been waived, or as to which the period to exercise the applicable Preferential Purchase Right has expired (and such Preferential Purchase Right has not been exercised), in each case, prior to Closing, shall be sold to Buyer at Closing pursuant to the provisions of this Agreement and Buyer shall be deemed to have assumed any and all Liabilities with respect to such Preferential Purchase Right as part of the Assumed Obligations hereunder and Buyer shall have no claim against, and hereby releases and indemnifies the Seller Indemnified Parties from any Liability with respect to such Preferential Purchase Right.
(b)    With respect to each Consent set forth on Schedule 7.4, within five (5) Business Days after the Execution Date, Seller shall send to the holder of each such Consent a notice in compliance with the contractual provisions applicable to such Consent seeking such holder’s consent to the transactions contemplated hereby. With respect to each Consent that is not set forth on Schedule 7.4 but is discovered by Seller prior to Closing, Seller shall send to the holder of each such Consent a notice in compliance with the contractual provisions applicable to such Consent seeking such holder’s consent to the transactions contemplated hereby as soon as reasonably practicable after discovery of any such Consent.
(i)    If Seller fails to obtain a Consent, other than any consent identified on Schedule 7.4 – Part II with respect to any Consent under any easement, right-of-way, salt water disposal agreement or other similar surface agreement with University Lands (the “University Lands Surface Consents”), prior to Closing and (1) the failure to obtain such Consent would cause the assignment of the Assets affected thereby to Buyer to be void or voidable or (2) the failure to obtain such Consent would cause the termination of a Lease or Applicable Contract under the express terms thereof or render the same terminable (each Consent meeting the requirements of either clause (1) or clause (2) above, but specifically excluding the University Lands Surface Consents, a “Required Consent”), then, with respect to any Required Consent, the Assets (or portions thereof) affected by such un-obtained Required Consent shall be excluded from the Assets to be assigned to Buyer at Closing (and shall be considered Excluded Assets hereunder) and the Purchase Price shall be reduced by the Allocated Value(s) of such Assets (or portions thereof) so excluded. In the event that any such Required Consent with respect to any such excluded Asset (or portion thereof) is obtained within one hundred and eighty (180) days following the Closing Date, the Closing, then, (A) Seller shall so notify Buyer and (B) on the tenth (10th) Business Day after the date such Required Consent is obtained Seller shall assign the Assets (or portions thereof) that were so excluded as a result of such previously un-obtained Required Consent to Buyer pursuant to an instrument in substantially the same form as the Assignment (and such Assets (or portions thereof) shall no longer be considered Excluded Assets hereunder) and, contemporaneously with said assignment, Buyer shall, in accordance with Section 3.9, deliver to Seller the amount by which the Purchase Price was reduced at Closing with respect to such excluded Assets (or portions thereof), subject to any adjustment in the allocable portion of the Purchase Price affecting such Asset (or portions thereof) pursuant to Section 3.3.
(ii)    If Seller fails to obtain a Consent prior to Closing and such Consent is not a Required Consent, then the Assets (or portions thereof) subject to such un-obtained Consent shall nevertheless be assigned by Seller to Buyer at Closing as part of the Assets, unless Buyer elects in writing for Seller to retain the University Lands Surface Consent instruments at Closing, and Buyer shall be deemed to have assumed any and all Liabilities for the failure to obtain any such Consent, including the University Lands Surface Consents, as part of the Assumed Obligations hereunder and Buyer shall have no claim against, and hereby releases and indemnifies the Seller Indemnified Parties from any Liability for, the failure to obtain such Consent.
(iii)    Prior to Closing, and after Closing with respect to any un-obtained Required Consents, Seller shall use its commercially reasonable efforts to obtain all Consents; provided, however, that Seller shall not be required to incur any Liability, pay any money or provide any other consideration in order to obtain any such Consent. Buyer shall use its commercially reasonable efforts (without any obligation to incur any

Liability, pay money or provide any other consideration) to assist and cooperate with Seller in furtherance of Seller’s efforts pursuant to this Section 5.4(b)(iii).
(iv)    Prior to Closing, and after Closing with respect to any un-obtained University Lands Surface Consents, Buyer shall use its commercially reasonable efforts (without any obligation to incur any Liability, pay money or provide any other consideration) to assist and cooperate with Buyer to obtain such University Lands Surface Consents.
ARTICLE VI
ENVIRONMENTAL MATTERS
6.1    Environmental Defects.
(a)    Assertions of Environmental Defects. On or before the Defect Claim Date, Buyer may deliver claim notices to Seller meeting the requirements of this Section 6.1(a) (collectively, the “Environmental Defect Notices,” and each individually, an “Environmental Defect Notice”) setting forth any matters that, in Buyer’s reasonable opinion, constitute Environmental Defects and that Buyer intends to assert as an Environmental Defect pursuant to this Section 6.1. For all purposes of this Agreement and notwithstanding anything herein to the contrary except with respect to the Buyer’s rights with respect to the Specified Liabilities pursuant to Article XIII and Buyer’s rights in connection with a breach by Seller of Section 0, the provisions of Section 6.1(b) shall be the exclusive right and remedy of Buyer with respect to any Environmental Defect, Environmental Condition, Environmental Liability or other environmental matter and Buyer shall be deemed to have waived, and Seller shall have no liability for, any Environmental Defect, Environmental Condition, Environmental Liability or other environmental matter, that Buyer fails to assert as an Environmental Defect by an Environmental Defect Notice received by Seller on or before the Defect Claim Date. To be effective, each Environmental Defect Notice shall be in writing, and shall include (i) a description of the alleged Environmental Defect (including the applicable Environmental Law(s) violated or implicated thereby), (ii) identification of the Asset affected by the alleged Environmental Defect (each such Asset, as applicable, an “Environmental Defect Property”), (iii) the Allocated Value of each Environmental Defect Property, (iv) supporting documents available to Buyer reasonably necessary for Seller to verify the existence of the alleged Environmental Defect, and (v) a calculation (with reasonable supporting detail) of the Remediation Amount that Buyer reasonably believes is attributable to the alleged Environmental Defect. To give Seller an opportunity to commence reviewing and curing Environmental Defects, Buyer agrees to use its reasonable efforts to give Seller weekly written notice of all Environmental Defects discovered by Buyer during the preceding period after the Execution Date and prior to delivery of such notice, which notice may be supplemented on or prior to the Defect Claim Date. Buyer’s calculation of the Remediation Amount included in the Environmental Defect Notice must describe in reasonable detail the Remediation proposed for the Environmental Condition that gives rise to the asserted Environmental Defect and identify all assumptions used by Buyer in calculating the Remediation Amount, including the standards that Buyer asserts must be met to comply with Environmental Laws. Notwithstanding anything to the contrary herein, Seller shall have the right, but not the obligation, to attempt, at its sole cost, to Remediate, at any time prior to the Closing, any Environmental Defect of which it has timely received an Environmental Defect Notice from Buyer.
(b)    Remedies for Environmental Defects. Subject to (w) Seller’s continuing right to dispute the existence of an Environmental Defect and/or the Remediation Amount asserted with respect thereto, (x) Section 14.1(c), (y) the Individual Environmental Defect Threshold, and (z) the Aggregate Deductible, if any Environmental Defect timely asserted by Buyer in accordance with Section 6.1(a) is not waived in writing by Buyer or Remediated prior to the Closing, then in connection with the Closing, Seller shall, at its sole option and discretion, elect one or more of the following remedies for such Environmental Defect:
(i)    Seller will convey the entirety of the Environmental Defect Property that is subject to such Environmental Defect to Buyer, together with all associated Assets, at Closing, and make an accompanying reduction to the Purchase Price by the Remediation Amount for such Environmental Defect agreed to by the Parties or otherwise determined pursuant to Section 6.1(e);
(ii)    to the extent that the Remediation Amount estimated in good faith by Buyer in the Environmental Defect Notice equals or exceeds seventy-five percent (75%) of the Allocated Value of the Environmental Defect Property, Seller will retain the entirety of the Environmental Defect Property that is subject to such Environmental Defect, together with all associated Assets (in which case, such Assets shall become Excluded Assets hereunder), and reduce the Purchase Price by an amount equal to the Allocated Value of such Environmental Defect Property and such associated Assets; or
(iii)    subject to Buyer’s written consent, Seller will convey the entirety of the Environmental Defect Property that is subject to such Environmental Defect to Buyer and indemnify Buyer against all Liability resulting from such Environmental Defect pursuant to an indemnity agreement prepared by the Parties in a form and substance reasonably acceptable to the Parties (an “Environmental Indemnity Agreement”).
If the option set forth in clause (i) above is selected (x) Buyer shall be deemed to have assumed responsibility for all costs and expenses attributable to the Remediation of the applicable Environmental Defect and all Liabilities (net to the Assets) with respect thereto, and (y) Buyer’s obligations with respect to the foregoing shall be deemed to constitute Assumed Obligations. Notwithstanding the foregoing, in the event that the Remediation Amount alleged by Buyer in good faith in the Environmental Defect Notice for any Environmental Defect exceeds the greater of (i) the Allocated Value of the affected Environmental Defect Property and (ii) an amount equal to one million dollars ($1,000,000), Buyer may elect (in Buyer’s sole discretion) to have such Environmental Defect Property be retained by Seller (and become an Excluded Asset hereunder), and reduce the Purchase Price by an amount equal to the Allocated Value of such Environmental Defect Property.
(c)    Exclusive Remedy. Except for Buyer’s rights to terminate this Agreement pursuant to Section 14.1(c), and with respect to the Buyer’s rights with respect to the Specified Liabilities pursuant to Article XIII and Buyer’s rights in connection with a breach by Seller of Section 0, the provisions of Section 6.1(b) shall be the exclusive right and remedy of Buyer with respect to any Environmental Defect, Environmental Condition, Environmental Liability or other environmental matter. Buyer hereby expressly waives any and all other rights or remedies with respect thereto.
(d)    Environmental Threshold and Deductible. Notwithstanding anything herein to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or any other remedy provided by Seller hereunder for any individual Environmental Defect for which the Remediation Amount applicable thereto does not exceed $175,000 (the “Individual Environmental Defect Threshold”) and (ii) in no event shall there be any adjustments to the Purchase Price or any other remedy provided by Seller hereunder for any Environmental Defect for which the Remediation Amount applicable thereto exceeds the Individual Environmental Defect Threshold unless and until (A) the sum of (1) the Title Defect Amounts of all such Title Defects that exceed the Individual Title Defect Threshold, in the aggregate (excluding any Title Defect Amounts attributable to Title Defects cured by Seller but including, for purposes of clarity, the Allocated Value of any Properties removed by Seller pursuant to Section 5.2(d)(ii)), minus (2) the Title Benefit Amounts of all Title Benefits, plus (3) the Remediation Amounts of all Environmental Defects that exceed the Individual Environmental Defect Threshold, in the aggregate (excluding any Remediation Amounts attributable to Environmental Defects cured or Remediated by Seller), exceeds (B) the Aggregate Deductible, in which case Buyer shall be entitled to remedies for such Environmental Defects to the extent, but only to the extent, that the Remediation Amounts with respect thereto are in excess of such Aggregate Deductible. Solely for the purposes of determining whether or not the Remediation Amount for any individual Environmental Defect exceeds the Individual Environmental Defect Threshold, (I) the Remediation Amount attributable to such Environmental Defect shall be aggregated with the Remediation Amount(s) attributable to any other Environmental Defect(s) that arise out of the same Release, event, incident, or (II) solely to the extent that any Environmental Defect is attributable to the failure to have any required Permit(s) or the lack of compliance with any Permit(s), the Remediation Amount(s) attributable to any Environmental Defect Property(ies) that are covered by any such Permit (or would have been covered by such Permit, if obtained) shall be aggregated. For the avoidance of doubt, if Seller has elected to indemnify Buyer for any Environmental Defect pursuant to Section 6.1(b)(iii), then, after such election, the Remediation Amount and related Purchase Price adjustment (if any) relating to such retained Assets (x) will not be counted towards the Aggregate Deductible and (y) will not be counted for purposes of Section 10.4 or Section 11.4.
(e)    Environmental Dispute Resolution. Seller and Buyer shall attempt in good faith to agree on all Environmental Defects and Remediation Amounts (any dispute with respect to the foregoing matters, collectively “Environmental Disputes”) prior to the Closing. If Seller and Buyer are unable to agree within the above applicable time period, the Environmental Disputes shall be exclusively and finally resolved pursuant to this Section 6.1(e). Any Environmental Disputes shall be submitted to an arbitrator with at least ten years’ experience in environmental matters involving oil and gas properties including properties in the regional area in which the Properties are located (the “Environmental Arbitrator”). If the Parties are unable to agree on the selection of the Environmental Arbitrator within ten Business Days of the Parties agreeing to submit an Environmental Dispute to the Environmental Arbitrator for determination or, in the case where the Parties have not so agreed, within ten Business Days of the non-submitting Party receiving written notice from the submitting Party stating that such Party has elected to submit an Environmental Dispute to arbitration in accordance with this Section 6.1(e), the AAA shall make the necessary appointment (which Environmental Arbitrator shall not have worked as an employee, outside counsel or as a consultant for any Party or its Affiliates during the five year period preceding the arbitration or have any financial interest in the dispute). The place of arbitration shall be Dallas, Texas, and the arbitration shall be conducted in accordance with the AAA Rules, to the extent such rules do not conflict with the terms of this Section 6.1. If there is more than one Environmental Dispute, all such disputes shall be consolidated into the same arbitration process pursuant to this Section 6.1(e). The Parties, within ten days after the Environmental Arbitrator is appointed, shall submit written summaries of their positions regarding each Environmental Dispute. The Parties shall instruct the Environmental Arbitrator to make a determination, choosing either Seller’s position or Buyer’s position with respect to each Environmental Dispute, within 20 Business Days after the submission of the Parties’ summaries of the Environmental Disputes to the Environmental Arbitrator, and such determination shall be final and binding upon both Parties, without right of appeal, absent fraud. The costs of the Environmental Arbitrator shall be borne one-half by Buyer and one-half by Seller. Each Party shall bear its own legal fees and other costs of presenting its case to the Environmental Arbitrator. In making its determination, the Environmental Arbitrator shall be bound by the terms of this Article VI and, subject to the foregoing, may consider such other matters as in the opinion of the Environmental Arbitrator are necessary to make a proper determination. The Environmental Arbitrator shall act for the limited purpose of determining the specific Environmental Disputes submitted by either Party and may not award damages, interest or penalties to either Party with respect to any Environmental Dispute. At Closing, with respect to any Assets subject to any unresolved Environmental Dispute, the Purchase Price shall be reduced by an amount equal to the Remediation Amounts alleged in good faith by Buyer, or if Seller or Buyer has elected for Seller to retain the applicable Environmental Defect Property pursuant to Section 6.1(b) by the Allocated Value of the applicable Environmental Defect Property. Within ten days after the date on which the Environmental Arbitrator delivers written notice to Buyer and Seller of the award with respect to an Environmental Dispute, if any amounts are owed by Buyer to Seller with respect to such Environmental Dispute, Buyer shall promptly, but in any event prior to the end of such ten (10) day period, deliver to Seller such amounts in accordance with Section 3.9, subject to adjustment in a manner consistent with Section 3.3. Nothing herein shall operate to cause Closing to be delayed on account of any arbitration conducted pursuant to this Section 6.1(e) with respect to any Environmental Defect properly asserted by Buyer prior to the Closing, and to the extent any adjustments are not agreed upon by the Parties as of the Closing, unless Seller or Buyer has elected for Seller to retain the applicable Environmental Defect Property pursuant to Section 6.1(b), the affected Assets shall be assigned to Buyer at Closing and subsequent adjustments or payments, if any, will be made pursuant to this Section 6.1(e).
6.2    NORM, Wastes and Other Substances. Buyer acknowledges that the Assets have been used for exploration, development and production of oil and gas and that there may be petroleum, produced water, wastes or other substances or materials located in, on or under the Assets or associated with the Assets. Equipment and sites included in the Assets may contain asbestos, NORM or other Hazardous Materials. NORM may affix or attach itself to the inside of wells, materials and equipment as scale, or in other forms. The Wells, materials and equipment located on the Assets or included in the Assets may contain NORM, asbestos and other wastes or Hazardous Materials. NORM containing material and/or other wastes or Hazardous Materials may have come in contact with various environmental media, including water, soils or sediment. Special procedures may be required for the assessment, Remediation, removal, transportation or disposal of environmental media, wastes, asbestos, NORM, asbestos and other Hazardous Materials from the Assets. Notwithstanding anything herein to the contrary, Buyer shall not be permitted to claim any Environmental Defect on the account of the presence of NORM or asbestos-containing materials that are non-friable on the Assets and the properties underlying the Assets, unless such presence constitutes a violation of Environmental Law as of the Closing Date.
ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to the Earthstone Parties the matters set forth as follows:
7.1    Organization, Existence. Seller is a limited liability company duly formed and validly existing under the Laws of the State of Delaware. Seller has all requisite power and authority to own and operate its property (including the Assets) and to carry on its business as now conducted. Seller is duly licensed or qualified to do business as a foreign limited liability company in the State of Texas, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.
7.2    Authorization. Seller has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery and performance by Seller of this Agreement have been, and of each Transaction Document to which it is or will be a party will be, duly and validly authorized and approved by all necessary limited liability company action on the part of Seller. This Agreement is, and each Transaction Document to which Seller is or will be a party when executed and delivered by Seller will be, the valid and binding obligation of

Seller and enforceable against Seller in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
7.3    No Conflicts. Assuming the receipt of all Consents and the waiver of all Preferential Purchase Rights (in each case) applicable to the transactions contemplated hereby, and assuming compliance with the HSR Act, if applicable, the execution, delivery and performance by Seller of this Agreement and each Transaction Document to which it is or will be a Party and the consummation of the transactions contemplated herein and therein do not and will not in any material respect (a) conflict with or result in a breach of any provisions of the organizational documents or other governing documents of Seller or (b) result in a default or give rise to any right of termination, cancellation or acceleration or, except for Permitted Encumbrances, result in the creation of any Encumbrance under any of the terms, conditions or provisions of any Lease, Applicable Contract, note, bond, mortgage or indenture to which Seller is a party or by which Seller or any of the Assets may be subject or bound or (c) violate any Law applicable to Seller or any of the Assets, except in the case of clauses (b) and (c) where such default, Encumbrance, termination, cancellation, acceleration or violation would not have a Material Adverse Effect.
7.4    Consents. Except (a) as set forth in Schedule 7.4, (b) for Preferential Purchase Rights, (c) under Contracts that are terminable without cost upon not greater than 90 days’ notice, (d) for Customary Post Closing Consents, and (e) for compliance with the HSR Act, if applicable, there are no consents to assignment, prohibitions on assignments or requirements to obtain consents from any Third Party (in each case) that are required in connection with the consummation of the transactions contemplated by this Agreement by Seller or any of its Affiliates (each, a “Consent”).
7.5    Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Seller’s Knowledge, threatened against Seller.
7.6    Foreign Person. Seller is not (a) a “foreign person” within the meaning of Section 1445 of the Code or (b) an entity disregarded as separate from a person described in clause (a) within the meaning of Section 301.7701-3(a) of the Treasury Regulations.
7.7    Claims and Litigation. Except as set forth on Schedule 7.7, there is no lawsuit, action, administrative or arbitration proceeding or litigation by any Person by or before any Governmental Authority or arbitrator, pending or, to Seller’s Knowledge, threatened in writing against Seller, Operator or any of their respective Affiliates with respect to Seller’s, Operator’s or their respective Affiliates’ ownership or operation of the Assets. For purposes of this Section 7.7, “threatened” shall mean that a Third Party has stated in writing the clear intention to pursue legal recourse against Seller, Operator or any of their respective Affiliates.
7.8    Material Contracts.
(a)    Schedule 7.8(a) sets forth all Applicable Contracts of the type described below as of the Execution Date (collectively, the “Material Contracts”):
(i)    except for any Hydrocarbon purchase and sale, marketing, transportation, gathering, processing or similar Contract, any Applicable Contract that can reasonably be expected to result in aggregate payments by Seller of more than $200,000 during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);

(ii)    except for any Hydrocarbon purchase and sale, marketing, transportation, gathering, processing or similar Contract, any Applicable Contract that can reasonably be expected to result in aggregate revenues to Seller of more than $200,000 during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);
(iii)    any Hydrocarbon purchase and sale, transportation, gathering, treating, processing, marketing or similar Contract that is not terminable without penalty on 90 days’ or less notice;
(iv)    any Applicable Contract that constitutes a lease under which Seller or Operator is the lessor or the lessee of real or personal property (other than any Lease) that (A) cannot be terminated by Seller or Operator, as applicable, without penalty upon 30 days’ or less notice and (B) involves an annual base rental of more than $200,000;
(v)    any Debt Instrument that would be binding upon the Assets following Closing (or upon Buyer as successor to Seller);
(vi)    any Applicable Contract that is (i) a farmout or farmin agreement, joint venture agreement, participation agreement, exploration agreement, development agreement, or similar Contract, in each such case, excluding any Contract where the primary obligations of the parties thereto (and all material Liabilities of Seller thereunder) have been fully and timely performed or (ii) a joint operating agreement, unit operating agreement, operating agreement, unit agreement, pooling agreement or similar Contract (but excluding unit orders, designations, approvals, and amendments granted and/or approved by Governmental Authorities);
(vii)    any Applicable Contract that provides for the future sale, lease or exchange, of Seller’s interest in the Assets which has not been fully consummated as of the Execution Date;
(viii)    any Applicable Contract that contains any calls on, or options to purchase, material quantities of Hydrocarbon production from the Assets, other than pursuant to currently effective Hydrocarbon purchase and the sale contracts to which the Assets will be subject after Closing;
(ix)    subject to any restrictions on disclosure, any existing Applicable Contract that is a seismic or other geophysical acquisition or sharing agreement or license for which Buyer will be liable;
(x)    any Applicable Contract, the primary purpose of which is to provide indemnity rights to another Person that will not be terminated (or the right to receive indemnity therein is no longer enforceable) prior to Closing;
(xi)    any Applicable Contract that (A) contains or constitutes an existing area of mutual interest agreement or (B) includes non-competition restrictions that purport to restrict, limit or prohibit the manner in which, or the locations in which, Seller or any of its Affiliates may conduct their business, or (C) includes non-solicitation or no-hire obligations that materially and adversely restrict, limit or prohibit Seller’s ability to conduct its business in the usual, regular and ordinary manner consistent with its past practice, and, for each restriction in clauses (B) or (C), such restriction does not have a survival period that will expire prior to the Closing;

(xii)    any Applicable Contract that is a drilling contract, rig contract or fracturing services contract and would obligate Seller, Operator or any of their Affiliates (or, following Closing, Buyer) to employ and pay for a drilling rig with respect to the Properties after the Execution Date;
(xiii)    any Applicable Contract between Operator and any Affiliate of Operator that will not be terminated at or prior to Closing;
(xiv)    any Applicable Contract between Seller and any Affiliate of Seller or between Seller and Operator, or any Affiliate of Operator, that will not be terminated at or prior to Closing; and
(xv)    any Applicable Contract that constitutes a partnership agreement, joint venture agreement or similar Contract (in each case, excluding any Tax partnership).
(b)    Except as set forth on Schedule 7.8(b), there exists no uncured material default under any Material Contract by Seller or Operator or, to Seller’s Knowledge, by any other Person that is a party to such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute any material default under any such Material Contract by Seller or Operator or, to Seller’s Knowledge, any other Person who is a party to such Material Contract. Seller has made available for Buyer’s review true and complete copies of each Material Contract and any and all amendments thereto.
7.9    No Violation of Laws. Except as set forth on Schedule 7.9, to Seller’s Knowledge, there is no uncured material violation by Seller or Operator of any applicable Laws (other than Environmental Laws and Tax Laws, which shall be exclusively addressed in Article VI and Section 0 and Section 7.12, respectively) with respect to the ownership and operation of the Assets.
7.10    Preferential Purchase Rights. Except as set forth on Schedule 7.10, there are no preferential purchase rights, rights of first refusal or similar rights that are applicable to the transfer of the Assets in connection with the transactions contemplated hereby (each a “Preferential Purchase Right”).
7.11    Current Commitments; Non-Consent Operations. Except as set forth in Schedule 7.11, as of the Execution Date there are no outstanding authorities for expenditures or other written capital proposals proposed by Seller to any Third Party or Operator or, to Seller’s Knowledge, proposed by any Third Party or Operator to Seller, to conduct operations (“AFEs”) relating to the Assets that are in excess of $50,000 (net to Seller’s interest) and for which all of the activities anticipated in such AFEs have not been completed by the Execution Date. Except as set forth on Schedule 7.11, since the Emergence Date, and prior to the Emergence Date, to Seller’s Knowledge, none of Seller or its Affiliates have elected not to participate in any operation or activity proposed with respect to the Properties for which Seller or its Affiliate, as applicable, has not yet recovered its full participation and which could result in any of Seller’s or its Affiliates’ interests in such Properties being subject to a penalty or forfeiture as a result of such election to not participate in such operation or activity.
7.12    Asset Taxes. Except as set forth on Schedule 7.12, (a) all Tax Returns relating to or prepared in connection with Asset Taxes that are required to be filed by Seller have been timely filed (taking into account applicable filing extensions) and all such Tax Returns are correct and complete in all material respects and (b) all Asset Taxes that are or have become due have been timely paid in full, and Seller is not delinquent in the payment of any such Taxes, or, in either case, such Taxes are currently being contested in good faith by Seller, (c) all Asset Tax withholding and deposit requirements imposed by applicable Laws with respect to any of the

Assets have been satisfied in all material respects, and (d) no claim has been made by a Governmental Authority in a jurisdiction where Seller does not file Tax Returns with respect to Asset Taxes that Seller is or may be subject to taxation by that jurisdiction with respect to Asset Taxes.
7.13    Brokers’ Fees. Seller has incurred no responsibility, liability or expense, contingent or otherwise, for brokers’ fees or finders’ fees, agent’s commissions or other similar forms of compensation relating to the transactions contemplated by this Agreement or the Transaction Documents for which Buyer or any Affiliate of Buyer shall have any responsibility.
7.14    Advance Payments. Except for (a) the rights of any lessor to take free gas under the terms of the relevant Lease for its use on the lands covered by such Lease, (b) any throughput deficiencies and gas balancing arrangements attributable to or arising out of any Applicable Contract, (c) any Burdens and (d) any Imbalances, Seller is not obligated by virtue of any take-or-pay payment, advance payment or other similar payment, to deliver Hydrocarbons attributable to the Assets, or proceeds from the sale thereof, attributable to the Assets at some future time without receiving payment therefor at or after the time of delivery.
7.15    Partnerships. None of Seller’s interest in the Assets is, or prior to Closing will be, subject to Tax partnership reporting for federal income Tax purposes.
7.16    Bonds and Credit Support. Schedule 7.16 lists all Asset Credit Support.
7.17    Imbalances. To Seller’s Knowledge, Schedule 7.17 sets forth all material Imbalances associated with the Wells as of the date set forth on Schedule 7.17.
7.18    Leases; Suspense Funds. Except (i) for the total amount of all Suspense Funds as set forth on Schedule 7.18, (ii) as set forth on Schedule 7.7, and (iii) with respect to any Burden for which Seller or its Affiliate underpaid or overpaid the amount owing to any Person entitled to receive payment with respect thereto, but properly paid all aggregate amounts owing with respect to such Burden, Seller has not failed to properly or timely pay in accordance with the terms of any Lease, any Burdens with respect to the Assets that are due by Seller or any of its Affiliates and attributable to the sales of Hydrocarbons produced from or attributable to the Assets. Except as set forth on Schedule 7.7, to Seller’s Knowledge, Seller has not underpaid or overpaid the amount owing to any Person entitled to receive payment with respect to any Burden with respect to the Assets due by Seller or any of its Affiliates and attributable to the sales of Hydrocarbons produced from or attributable to the Assets, irrespective of whether or not Seller properly paid all aggregate amounts owing with respect to such Burden. Except as set forth on Schedule 7.18, as of the date set forth on such Schedule, Seller does not hold any material Suspense Funds.
7.19    Wells; Plug and Abandon Notice. As of the Execution Date, except as set forth on Schedule 7.19, to Seller’s Knowledge, there are no Wells (a) in respect of which Seller, Operator or any of their Affiliates has received a written order from any Governmental Authority or a written demand from any Third Party or Operator (in each case) requiring that such Wells be plugged and abandoned or (b) plugged and abandoned since the Emergence Date, or are in the process of being plugged and abandoned, and that have not been plugged and abandoned in accordance with applicable Laws or any Lease.
7.20    Permits.
(a)    All material Permits necessary with respect to the current ownership or operation of all Wells operated by Operator or its Affiliates that have been drilled, completed and equipped (or permanently plugged and abandoned) by or on behalf of Seller have been obtained.

(b)    There exists no material uncured violation of the terms and provisions of any such material Permits.
(c)    None of Seller, Operator or their respective Affiliates have, (i) since the Emergence Date and (ii) to Seller’s Knowledge, prior to the Emergence Date, received any written notice from a Governmental Authority with respect to any material Permit held by Seller, Operator or any of their Affiliates required to conduct operations as presently conducted on such Assets in material compliance with all applicable Laws, claiming (A) the lack of any such Permit, or (B) a default under any such Permit, which default has given, or would give rise to, the right to cause such Permit to be suspended, revoked, terminated or declared invalid.
7.21    Payouts. To Seller’s Knowledge, Schedule 7.21 contains a complete and accurate list of the status of any “payout” balance, as of the date indicated on such Schedule, for the Wells listed on Exhibit A-1 that are subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).
7.22    Environmental. Other than any Permits, except as set forth on Schedule 0, (a) there are no actions, suits or proceedings pending, or to Seller’s Knowledge, threatened in writing, before any Governmental Authority against Seller or Operator with respect to the Assets alleging material violations of Environmental Laws that remain unresolved, (b) Seller has received no written notice from any Governmental Authority of any material violation or with any Environmental Law or of material violation of the terms or conditions of any material Permits required under Environmental Laws, arising from, based upon, associated with or related to the Assets with respect to the ownership or operation of any thereof at any time and such violation remains unresolved, (c) since the Emergence Date, and prior to the Emergence Date, to Seller’s Knowledge, neither Seller nor Operator has entered into any agreements or consents with any environmental Governmental Authority and is not subject to any order, decree or judgment issued against Seller or any of its Affiliates by an environmental Governmental Authority, in each case, based on any Environmental Laws that relate to the future use any of the Assets and would give rise to a material Environmental Liability or require any material Remediation of such Assets after the Execution Date, and (d) to Seller’s Knowledge, (i) there is no Hazardous Materials contamination of groundwater, surface water, soil or otherwise at, on, under or from the Assets and with respect to which material Remediation is presently required under Environmental Laws, and (ii) there has been no exposure of any Person to Hazardous Materials as a result of any Release, disposal (or arrangement for disposal) or transportation of Hazardous Materials which exposure would be reasonably expected to give rise to a material, uncured violation of Environmental Laws.
7.23    Employees. Neither Seller nor its Affiliates have any employees that are primarily engaged in providing services with respect to the Assets.
7.24    Insurance. To Seller’s Knowledge, Operator maintains with respect to the Assets the insurance coverage described on Schedule 0.
7.25    Equipment and Personal Property. Except as disclosed on Schedule 0, to Seller’s Knowledge:
(a)    Seller, Operator and all Third Party operators of the Assets have all easements, rights of way, licenses and authorizations, including those from Governmental Authorities necessary to access, construct, operate, maintain and repair the Wells and equipment included in the Assets consistent with current practices in all material respects; and

(b)    all material equipment used or held for use in connection with the Assets, has been maintained in working order and operating condition in all material respects and is adequate for normal operation of the Assets in all material respects consistent with current practices, ordinary wear and tear excepted.
7.26    Investment Representations.
(a)    Seller (i) is an experienced and knowledgeable investor, (ii) is able to bear the economic risks of the acquisition and ownership of the Stock Consideration, (iii) is capable of evaluating (and has evaluated) the merits and risks of investing in the Class A Common Stock and its acquisition and ownership thereof, (iv) is an “accredited investor,” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act, (v) is acquiring the Stock Consideration for its own account and not with a view to a sale, distribution or other disposition thereof in violation of the Securities Act, and the rules and regulations thereunder, any applicable blue sky Laws, or any applicable other securities Laws and (vi) understands and accepts that the acquisition of the Class A Common Stock involves various risks and uncertainties, many of which are summarized in Earthstone’s filings with the SEC. Seller represents that it is able to bear any loss associated with an investment in the Class A Common Stock.
(b)    With the assistance of Seller’s own professional advisors, to the extent that Seller has deemed appropriate, Seller has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Class A Common Stock. Seller confirms that it is not relying on any communication (written or oral) of Earthstone or any of its Affiliates, as investment or tax advice or as a recommendation to acquire the Class A Common Stock. It is understood that information and explanations related to the terms and conditions of the securities provided in this Agreement or otherwise by Earthstone or any of its Affiliates will not be considered investment or tax advice or a recommendation to acquire Earthstone’s securities, and that neither Earthstone nor any of its Affiliates is acting or has acted as an advisor to Seller in deciding to invest in Earthstone’s securities. In accepting the Class A Common Stock, Seller has made its own independent decision that an investment in the Class A Common Stock is suitable and appropriate for Seller.
(c)    Seller is familiar with the business and financial condition and operations of Earthstone and Buyer, as described in Earthstone’s filings with the SEC. Seller has had access to such information concerning Earthstone, Buyer and the Class A Common Stock and confirms it has been offered the opportunity to ask questions of Earthstone and Buyer and receive answers thereto as it deems necessary to enable it to make an informed investment decision concerning the acquisition of the Class A Common Stock.
ARTICLE VIII
EARTHSTONE PARTY REPRESENTATIONS AND WARRANTIES
Each Earthstone Party represents and warrants to Seller the following:
8.1    Organization; Existence. Such Earthstone Party is a corporation or limited liability company, as the case may be, duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own and operate its property and to carry on its business as now conducted. Buyer is duly licensed or qualified to do business as a foreign limited liability company in Texas.
8.2    Capitalization of Earthstone Parties and Subsidiaries.
(a)    The authorized capital stock of Earthstone consists of 250,000,000 shares of common stock, par value $0.001 per share (“Buyer Common Stock”), classified as

200,000,000 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), and 50,000,000 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”), and 20,000,000 shares of preferred stock, par value $0.001 per share (the “Earthstone Preferred Stock”). All of the issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued in accordance with the Certificate of Incorporation, are fully paid and nonassessable, and, as of the respective dates of the SEC Filings and the Earthstone Financial Statements, were issued and held as described therein. On the date hereof, there are 53,469,733 issued and outstanding shares of Class A Common Stock and 34,344,532 issued and outstanding shares of Class B Common Stock. On the date hereof, except as set forth on Schedule 8.2(a), Earthstone has no Earthstone Preferred Stock or other equity securities (other than as described in the immediately preceding sentence) issued or outstanding.
(b)    As of the date hereof, there are 87,814,265 issued and outstanding EEH Units. All of the issued and outstanding EEH Units have been duly authorized and validly issued in accordance with the EEH Organizational Documents, are fully paid and nonassessable (except to the extent nonassessability may be affected by Section 18-607 of the Delaware Limited Liability Company Act), and were not issued in violation of any preemptive rights, rights of first refusal, or other similar rights of any Person. The EEH Units owned by Earthstone are owned by Earthstone free and clear of all Encumbrances, other than those arising under Earthstone’s financing documents, restrictions on transfer under federal and state securities laws and as provided in the EEH LLC Agreement. Earthstone is the sole managing member of Buyer and has the power and authority to act as the managing member of Buyer as provided in the EEH LLC Agreement.
(c)    As the date of issuance thereof pursuant to this Agreement, the Stock Consideration will be duly authorized in accordance with the Certificate of Incorporation and the other organizational documents of Earthstone and, when issued and delivered pursuant to this Agreement in accordance with the terms hereof, will be validly issued, fully paid and nonassessable and will be issued free and clear of any lien, claim or Encumbrance and will not be subject to any preemptive rights, rights of first refusal, or other similar rights of any Person (excluding (i) the restrictions imposed by this Agreement or the Transaction Documents and (ii) restrictions on transfer under applicable state and federal securities laws). Subject to the accuracy of Seller’s representations and warranties in Article VII and Earthstone’s receipt of an executed Side Letter from each Eligible Stockholder, the offer, sale and issuance of the shares of Class A Common Stock as contemplated by this Agreement are exempt from the registration requirements of the Securities Act. Earthstone will have sufficient shares of authorized and unissued Class A Common Stock to issue the Stock Consideration as of the date of issuance thereof pursuant to this Agreement.
(d)    As of the Execution Date, except for the Stock Consideration and outstanding options, warrants, restricted stock units, performance stock units or other rights to purchase Class A Common Stock set forth in the SEC Filings, or otherwise set forth on Schedule 0, there are no preemptive rights or other rights to subscribe for or to purchase any equity securities of Earthstone. As of the Execution Date, except for the Stock Consideration, as set forth in the SEC Filings, or otherwise set forth on Schedule 8.2(a), there are no equity securities of Earthstone held in the treasury of Earthstone, and there are no outstanding options, restricted stock units, performance stock units, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for securities of Earthstone.
(e)    As of the Execution Date, Earthstone does not have any outstanding bonds, debentures, notes, or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in Earthstone on any matter pursuant to such outstanding bonds, debentures, notes or other obligations.
(f)    Earthstone has all requisite power and authority to issue and deliver the Stock Consideration to Seller and each Eligible Stockholder who at Closing will have or has delivered an executed Side Letter Agreement, in each case, in accordance with and upon the terms and conditions set forth in this Agreement. All corporate action for the authorization, issuance, transfer and delivery of the Stock Consideration to Seller has been validly taken, and no other authorization by any Person is required therefor.
(g)    Except as set forth on Schedule 8.2(g), all of the issued and outstanding equity securities of each Buyer Subsidiary are held beneficially and directly or indirectly of record by Earthstone or Buyer, as the case may be. All outstanding equity securities of each Buyer Subsidiary are validly issued, fully paid and non-assessable, and are not subject to preemptive rights. There are outstanding: (i) no securities of any Buyer Subsidiary convertible into or exchangeable for equity securities or other voting securities (including voting debt) of any Buyer Subsidiary; and (ii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which any Buyer Subsidiary is a party or by which it is bound, in any case obligating any Buyer Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional equity securities or other securities of any Buyer Subsidiary or any other Person or obligating any Buyer Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are not as of the Execution Date and there will not be at the Closing Date, any member agreements, voting trusts or other agreements or understandings to which any Buyer Subsidiary is a party or by which it is bound relating to the voting of any equity securities or other voting securities (including voting debt) of any Buyer Subsidiary. The limited liability company agreements of Buyer and each applicable Buyer Subsidiary have been duly authorized, executed and delivered by Earthstone or Buyer, as applicable, and are, and will be at the Closing, valid and legally binding agreements, enforceable against Buyer or each Buyer Subsidiary, as applicable, and its respective members in accordance with its terms.
8.3    Authorization. Each Earthstone Party has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery, and performance by each Earthstone Party of this Agreement have been, and of each Transaction Document to which it is or will be a party will be, duly and validly authorized and approved by the Earthstone Board. This Agreement is, each Transaction Document to which each Earthstone Party is or will be a party when executed and delivered by each Earthstone Party will be, the valid and binding obligation of each Earthstone Party and enforceable against each Earthstone Party in accordance with its respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
8.4    No Conflicts. The execution, delivery, and performance by each Earthstone Party of this Agreement and each Transaction Document to which it is or will be a Party and the consummation of the transactions contemplated herein and therein will not in any material respect (a) conflict with or result in a breach of any provisions of the organizational or other governing documents of such Earthstone Party or (b) result in a default or give rise to any right of termination, cancellation or acceleration or result in the creation of any Encumbrance under any of the terms, conditions or provisions of any financing instrument, note, bond, mortgage, indenture or other contract to which any Earthstone Party is a party or by which any Earthstone Party or any of its property may be subject or bound or (c) violate any Law applicable to Buyer or any of its property, except in the case of clauses (b) and (c) where such default, Encumbrance, termination, cancellation, acceleration or violation would not have an Earthstone Material Adverse Effect.
8.5    Consents. Except (a) as set forth in Schedule 8.5, (b) for Customary Post Closing Consents, (c) as required in connection with the listing of shares of Class A Common Stock constituting the Stock Consideration on the NYSE, (d) for compliance with the HSR Act, if applicable and (e) as may be set forth in the SEC Filings prior to the Execution Date, there are no consents, approvals, authorizations or other similar restrictions on assignment, including requirements for consents from Third Parties to any assignment, that are required or would be applicable in connection with the consummation of the transactions contemplated by this Agreement or any Transaction Document by either Earthstone Party.
8.6    Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to the Knowledge of any Earthstone Party, threatened against any Earthstone Party or any Affiliate thereof, and no Earthstone Party is insolvent or generally not paying its debts when they become due.
8.7    Claims and Litigation. Except as may be set forth in the SEC Filings prior to the Execution Date, there is no lawsuit, action, administrative or arbitration proceeding or litigation by any Person by or before any Governmental Authority or arbitrator, pending, or to the Knowledge of any Earthstone Entity, threatened in writing against any Earthstone Entity or any Affiliate thereof that would have an Earthstone Material Adverse Effect. For purposes of this Section 8.7, “threatened” shall mean that a Third Party has stated in writing the clear intention to pursue legal recourse against Buyer or any of its Affiliates.
8.8    Regulatory. Except as may be set forth in the SEC Filings prior to the Execution Date, Buyer or its operating Affiliate is, and shall continue to be, qualified under all applicable Laws to own, operate and hold the Assets, and the consummation of the transactions contemplated in this Agreement will not cause Buyer or such applicable operating Affiliate to be disqualified as such an owner, operator or lessee. To the extent required by any applicable Laws, Buyer or its operating Affiliate (a) will have as of the Closing Date lease bonds, area-wide bonds or any other surety bonds as may be required by, and in accordance with, all applicable Laws governing the ownership of the Assets, including those set forth on Schedule 7.16 and (b) will have filed any and all required reports necessary for such ownership or lease with all Governmental Authorities having jurisdiction over such ownership or lease, in each case of (a) and (b), except where the failure to do so would not have an Earthstone Material Adverse Effect or would be reasonably likely to result in any monetary penalty, damages, costs or expenses to be paid by, or any other material Liability to be imposed on, any of Seller, Operator or their respective Affiliates.
8.9    Financing. Buyer shall have as of the Closing Date, sufficient cash with which to pay the Cash Consideration; and Buyer has, or will have, sufficient cash to pay on a timely basis all costs required to be paid by Buyer under this Agreement, the Leases and the Applicable Contracts as and when due from and after the Closing.
8.10    Independent Evaluation. Buyer (a) is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities and is aware of the risks associated with the purchase, ownership and operation of such properties and facilities, (b) is capable of evaluating, and hereby acknowledges that it has so evaluated, the merits and risks of the Assets, Buyer’s acquisition and ownership thereof, and its obligations hereunder, and (c) is able to bear the economic risks associated with the Assets, Buyer’s acquisition and ownership thereof, and its obligations hereunder. In making its decision to enter into this Agreement and the Transaction Documents to which it is or will be a Party and to consummate the transaction contemplated hereby and thereby, except to the extent of Seller’s express representations and warranties in Article VII and the Special Warranty, Buyer has relied or shall rely on its own independent investigation and evaluation of the Assets, which investigation and evaluation was done by Buyer and its own legal, Tax, economic, environmental, engineering, geological and geophysical advisors. In entering into this Agreement, Buyer acknowledges that it has relied solely upon the aforementioned investigation and evaluation and not on any factual representations or opinions of Seller or any representatives or consultants or advisors engaged by or otherwise purporting to represent Seller or any Affiliate of Seller (except the specific representations and warranties of Seller set forth in Article VII and the Special Warranty). Buyer hereby acknowledges that, other than the representations and warranties made in Article VII and the Special Warranty, neither Seller nor any representatives, consultants or advisors of Seller or its Affiliates make or have made any representation or warranty, express or implied, at Law or in equity, with respect to the Assets. As of the Execution Date, Buyer has no Knowledge of any fact that results in the breach of any representation, warranty or covenant of Seller given hereunder.
8.11    Brokers’ Fees. Buyer has incurred no responsibility, liability or expense, contingent or otherwise, for brokers’ fees or finders’ fees, agent’s commissions or other similar forms of compensation relating to the transactions contemplated by this Agreement or the Transaction Documents for which Seller or Seller’s Affiliates shall have any responsibility.
8.12    Accredited Investor. Buyer is an accredited investor, as such term is defined in Regulation D of the Securities Act, as amended, and will acquire the Assets for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act, as amended, and the rules and regulations thereunder, any applicable state blue sky Laws or any other applicable securities Laws.
8.13    NYSE Listing. The issued and outstanding shares of Class A Common Stock are listed for trading on the NYSE and Earthstone is in compliance in all material respects with all applicable rules and regulations of the NYSE. Earthstone has taken no action that is designed to terminate the registration of the Class A Common Stock under the Exchange Act. Since January 1, 2021, Earthstone has not received any notice from the NYSE of delisting or noncompliance with the applicable listing and corporate governance rules and regulations of the NYSE.
8.14    SEC Filings. Except as may be set forth in the SEC Filings prior to the Execution Date:
(a)    Earthstone has timely filed and furnished with the SEC all forms, reports, certifications, prospectuses, proxy statements, schedules, statements, and other documents required to be filed by it since January 1, 2019 under the Securities Act, the Exchange Act, and all other federal securities laws. All forms, reports, certifications, prospectuses, proxy statements, schedules, statements, and other documents (including all amendments thereto) filed or furnished on a voluntary basis on Form 8-K by Earthstone with the SEC since such date are herein collectively referred to as the “SEC Filings.”
(b)    The SEC Filings, including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “Financial Statements”), at the time filed, (i) complied as to form in all material respects with applicable requirements of federal securities laws, (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, (iii) in the case of the Financial Statements, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or the omission of notes to the extent permitted by Regulation S-K or, in the case of unaudited statements, as permitted by Form 10-Q of SEC) and subject, in the case of interim financial statements, to normal year-end adjustments, and (iv) in the case of the Financial Statements, fairly present in all material respects the consolidated financial condition, results of operations, and cash flows of Earthstone as of the dates and for the periods indicated therein.
(c)    All Earthstone Material Contracts have been included in the SEC Filings, except for those contracts not required to be filed pursuant to the rules and regulations of the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the SEC Filings.
(d)    As of the Execution Date, Earthstone has not received any notification that any of the SEC Filings is currently the subject of ongoing SEC review or investigation.
8.15    Investment Company Status(a)    . Neither Earthstone nor Buyer is, and after giving effect to the transactions contemplated by this Agreement, neither Earthstone nor Buyer will be, an “investment company” as defined in the Investment Company Act of 1940, as amended.
8.16    Absence of Certain Changes. As of the Execution Date, since September 30, 2021, except as disclosed in the SEC Filings filed with the SEC prior to the Execution Date (excluding any disclosures included in any “risk factor” section of such SEC Filings or any other disclosures in such SEC Filings to the extent they are predictive or forward looking and general in nature), there has not occurred any Earthstone Material Adverse Effect or any event, occurrence, change, discovery or development of a state of circumstances or facts which would, individually or in the aggregate, reasonably be expected to result in an Earthstone Material Adverse Effect.
8.17    No Stockholder Approval. The issuance of the Stock Consideration contemplated by this Agreement does not require any vote of the stockholders of Earthstone under applicable Law, the rules and regulations of the NYSE (or other national securities exchange on which the Class A Common Stock is then listed) or the organizational documents of Earthstone.
8.18    Form S-3. As of the Execution Date, except as may be set forth in the SEC Filings prior to such date, Earthstone is eligible to register the resale the Class A Common Stock comprising the Stock Consideration for resale by Seller under Form S-3 promulgated under the Securities Act.
8.19    Sarbanes-Oxley Compliance; Controls and Procedures. Except as may be set forth in the SEC Filings prior to the Execution Date:
(a)    Each of the Earthstone Entities and the Earthstone Board are in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002. Earthstone maintains a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting, and legal and regulatory compliance controls (collectively, “Earthstone Internal Controls”) that comply with the applicable federal securities laws and the rules and regulations of the SEC and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Earthstone Internal Controls are overseen by the Audit Committee (the “Earthstone Audit Committee”) of the Earthstone Board in accordance with rules and regulations of the NYSE.

(b)    As of the Execution Date, Earthstone has not publicly disclosed or reported to the Earthstone Audit Committee or the Earthstone Board, and within the succeeding ninety (90) day period Earthstone does not reasonably expect to publicly disclose or report to the Earthstone Audit Committee or the Earthstone Board a significant deficiency, material weakness, change in Earthstone Internal Controls or fraud involving management or other employees who have a significant role in Earthstone Internal Controls, any material violation of, or material failure to comply with, the federal securities laws and the rules and regulations of the SEC or any matter which, if determined adversely, would reasonably be expected to have an Earthstone Material Adverse Effect.
ARTICLE IX
CERTAIN AGREEMENTS
9.1    Conduct of Business of Seller. Except (t) for any reasonable actions taken to comply with applicable Laws (including any COVID-19 Measures), (u) as set forth on Schedule 9.1, (v) for the operations covered by the AFEs and other capital commitments described on Schedule 7.11, (w) for operations conducted in order to maintain any Lease, (x) for emergency operations, (y) as required to comply with the express terms of any Leases or Applicable Contracts, and (z) as expressly contemplated by this Agreement or expressly consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):
(a)    Seller agrees that from and after the Execution Date until Closing, Seller will and will cause Operator to:
(i)    subject to any interruptions resulting from force majeure, mechanical breakdown and planned maintenance, maintain or cause its Affiliates to maintain the Assets in the usual, regular and ordinary manner consistent with past practice, including the maintenance of insurance coverage (except for any Asset that terminates in accordance with its terms or the termination or relinquishment of any Asset due to Seller’s failure to drill a well or conduct any other activity for the exploration for, and/or development and/or production of, Hydrocarbons within a certain time period, including or pursuant to any continuous drilling obligation provisions in the Leases or any Applicable Contract);
(ii)    maintain or cause its Affiliates to maintain the books of account and Records relating to the Assets in the usual, regular and ordinary manner, in accordance with its usual accounting practices;
(iii)    other than in the ordinary course of business (including as a result of ordinary course year-end increases in compensation), cause the Operator not to (x) increase the compensation or benefits of any of the Employees or (y) terminate (other than for cause) or hire (other than replace any Employee who terminates employment) any Employees; and
(iv)    give written notice to Buyer as soon as is practicable of any material damage or casualty to or destruction or condemnation of any of the Assets of which Seller has Knowledge.
(b)    Seller agrees that from and after the Execution Date until Closing, Seller will not (and will cause Operator not to):
(i)    except for operations undertaken to avoid any penalty provision of any Applicable Contract or order of a Governmental Authority or to maintain any Lease, propose any operations with respect to the Assets or agree to participate in any operations with respect to the Assets, in each case, that is reasonably expected to result in expenditures greater than $100,000 with respect to Seller’s interest in such Assets; provided that, if a Third Party that is a party to a joint operating agreement with Seller, Operator or any of their respective Affiliates and, pursuant to such joint operating agreement, proposes any operation with respect to any Asset pursuant to any AFE received by Seller, then Seller shall forward such AFE to Buyer as soon as is reasonably practicable and thereafter Buyer shall have the lesser of (x) five Business Days following its receipt of such AFE and (y) the date that is two Business Days prior to the date that a response to such AFE is due from Seller to the applicable Third Party, to elect, by written notice to Seller, whether to participate or not participate in such operation; provided, further, that in the event Seller and Buyer make conflicting elections with respect to proposed operations from Third Parties set forth in any AFE, then Buyer’s election shall prevail; provided, however, if such Third Party proposed AFE includes a proposal with respect to drilling or completing any Well or Future Well, and (i) Buyer elects to participate in such proposed operations and (ii) Seller elects not to participate in such operations, then, in the event that this Agreement is terminated for any reason at any time, (A) Seller and Buyer will enter into a farmout agreement on commercially reasonable terms with respect to the wellbore of the subject Well or Future Well, and (B) within three (3) Business Days thereafter, Seller shall convey such interest in the subject Well or Future Well to the Buyer pursuant to an assignment substantially in the form of the Assignment, and Buyer shall at such time pay to Seller an amount equal to the Allocated Value of such Well or Future Well (as adjusted pursuant to Section 3.3) plus an amount equal to all Operating Expenses incurred by Seller in connection with such proposed operation (to the extent such Operating Expenses have not been previously paid by Buyer pursuant to such farmout agreement);
(ii)    enter into an Applicable Contract that if entered into on or prior to the Execution Date, would be required to be listed on Schedule 7.8(a);
(iii)    terminate (unless such Material Contract terminates pursuant to its stated terms) or materially amend or modify the terms of any Material Contract;
(iv)    transfer, sell, mortgage or pledge any of the Assets, other than the sale and/or disposal of Hydrocarbons in the ordinary course of business and sales of equipment that is no longer necessary in the operation of the Assets or for which replacement equipment has been obtained (and other than the termination or relinquishment of any Asset due to Seller’s failure to drill a well or conduct any other activity for the exploration for, and/or development and/or production of, Hydrocarbons within a certain time period, including pursuant to any continuous drilling obligation provisions in the Leases or any Applicable Contract);
(v)    settle any suit or litigation or waive any material claims, in each case, attributable to the Assets and affecting the period after the Execution Date other than in connection with, and limited to the extent of any applicable period included within, any Specified Liabilities;
(vi)    grant or create any Preferential Purchase Rights with respect to the Assets; or
(vii)    authorize, agree or commit to do any of the foregoing.
(c)    Without expanding any obligations which Seller may have to Buyer, it is expressly agreed that Seller shall never have any liability to Buyer with respect to any breach or failure of Section 9.1(a)(i) greater than that which it might have as the operator to a non-operator under the applicable operating agreement (or, in the absence of such an agreement, under the AAPL 610 (1989 Revision) form Operating Agreement), IT BEING RECOGNIZED THAT, UNDER SUCH AGREEMENTS AND SUCH FORM, THE OPERATOR IS NOT RESPONSIBLE FOR ITS OWN NEGLIGENCE, AND HAS NO RESPONSIBILITY OTHER THAN FOR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, EXCEPT IN CONNECTION WITH THE BREACH OF ADMINISTRATIVE OR FINANCIAL OBLIGATIONS EXPRESSLY SET FORTH HEREIN.
(d)    Buyer acknowledges that Seller owns undivided interests in certain of the Assets with respect to which it is not the operator, and Buyer agrees that the acts or omissions of the other working interest owners (including the operators) who are not Seller or any Affiliates of Seller shall not constitute a breach of the provisions of this Section 9.1, nor shall any action required by a vote of working interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Section 9.1.
9.2    Conduct of Business of Earthstone Parties. Except (y) as set forth on Schedule 9.2 or (z) as expressly contemplated by this Agreement or expressly consented to in writing by Seller (which consent shall not be unreasonably withheld, conditioned or delayed), the Earthstone Parties agree that from and after the Execution Date until Closing, each Earthstone Party will not, and will cause each Buyer Subsidiary not to:
(a)    amend its organizational documents in a manner that is disproportionately adverse to Seller in its capacity as a holder of shares of Class A Common Stock relative to other holders of shares of Class A Common Stock;
(b)    repurchase or otherwise acquire any shares of its capital stock for less than fair market value (other than (i) the repurchase, redemption or other acquisition or retirement for value of any such capital stock held by any current or former director or employee of any Earthstone Party pursuant to any director or employee equity subscription agreement or plan, stock option agreement or similar agreement or plan, (ii) in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise or (iii) in connection with the exchange of Class B Common Stock for Class A Common Stock);
(c)    authorize, declare, set aside or pay any dividend or other distribution payable in cash, shares of its capital stock, property, rights or otherwise with respect to any shares of its capital stock (other than with respect to transactions that would require an adjustment to the Purchase Price pursuant to Section 2.3, and for which the proper adjustment is made, or with respect to transactions solely between a Buyer Subsidiary and Earthstone); or
(d)    authorize, agree or commit to do any of the foregoing.
9.3    Bonds. Buyer acknowledges that none of Asset Credit Support will be transferred to Buyer. At or prior to Closing, Buyer shall deliver to Seller evidence of Buyer’s posting of bonds or other security necessary to consummate the transactions contemplated by this Agreement and to replace the Asset Credit Support set forth on Schedule 7.16. At Closing, Buyer shall use commercially reasonable efforts to cause the cancellation of such Asset Credit Support, and shall indemnify Seller for any Liabilities incurred by Seller or any of its Affiliates, as applicable, with respect such Asset Credit Support that has not been so cancelled prior to the Closing. Notwithstanding anything to the contrary contained in this Agreement, any cash placed in escrow by Seller or any Affiliate thereof pursuant to any Asset Credit Support must be returned to Seller, and shall be deemed an Excluded Asset for all purposes hereunder.
9.4    Notifications. If, prior to Closing, either Seller or Buyer obtains Knowledge that the other Party has breached a representation, warranty, covenant, obligation or other agreement under this Agreement, then Seller or Buyer, as applicable, shall promptly inform such other Party of such breach so that such other Party may attempt to remedy or cure such breach prior to Closing. No Party nor any Affiliate of such Party (a “Claiming Party”) shall have any claim or recourse against the other Party or its Affiliates with respect to any breach by such other Party of such other Party’s representations, warranties, covenants, obligations or other agreements, under this Agreement if such Claiming Party or any of its Affiliates had Knowledge (and Buyer shall be deemed to have Knowledge of any matters delivered in writing to Buyer or any of Buyer’s Representatives) of such breach or the circumstances giving rise to such breach prior to the Closing Date unless (a) the breaching Party also had Knowledge of such breach or (b) the Claiming Party delivered written notice of such breach to the other Party on or prior to the Closing Date.
9.5    Reserved.
9.6    Amendment to Schedules. Buyer agrees that, with respect to the representations and warranties of Seller contained in this Agreement, Seller shall have the continuing right until Closing to add, supplement or amend the Schedules to its representations and warranties with respect to any matter hereafter arising or discovered which, if existing or known on the Execution Date or thereafter, would have been required to be set forth or described in such Schedules. For all purposes of this Agreement, including for purposes of determining whether the conditions set forth in Article X have been fulfilled, the Schedules to Seller’s representations and warranties contained in this Agreement shall be deemed to include only that information contained therein on the Execution Date and shall be deemed to exclude all information contained in any addition, supplement or amendment thereto; provided, however, that, if any such additions, supplements or amendments, in the aggregate, would have resulted in Buyer’s conditions to Closing not being satisfied, and Buyer nonetheless elected to proceed to Closing and Closing shall occur, then all matters disclosed pursuant to any such addition, supplement or amendment at or prior to Closing shall be waived and Buyer shall not be entitled to make a claim with respect thereto pursuant to the terms of this Agreement or otherwise.
9.7    Record Retention. Buyer, for a period of seven years following Closing, will, and will cause its successors and assigns to, (a) retain the Records, (b) provide Seller, its Affiliates, and its and their officers, employees and representatives with reasonable access to the Records during normal business hours for review and copying, and (c) provide Seller, its Affiliates and its and their officers, employees and representatives with access, during normal business hours, to materials received or produced after the Closing relating to any indemnity claim made under Article XIII; provided that Buyer may destroy Records from time to time and prior to the end of such period in accordance with its normal document retention policy as long as Buyer notifies Seller at least 30 days in advance and provides Seller an opportunity to remove or copy such Records.
9.8    HSR Act. If applicable, within ten Business Days following the execution by Buyer and Seller of this Agreement, Buyer and Seller will each prepare and simultaneously file with the DOJ and the FTC the notification and report form with respect to the transactions contemplated by this Agreement by the HSR Act. Buyer and Seller agree to use their commercially reasonable efforts to respond promptly to any inquiries from the DOJ or the FTC concerning such filings and to comply in all material respects with the filing requirements of the HSR Act. In connection with this Section 0, the Parties shall, to the extent permitted by Laws, use their reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing, submission, investigation or inquiry, including any proceeding initiated by a private party, in each case in connection with the filings made pursuant to the HSR Act regarding the transactions contemplated hereby; (ii) absent an objection from a Governmental Authority, provide advance notice and allow the other Party to participate in every substantive communication with a Governmental Authority, provided that this clause shall not apply to a communication initiated by the Governmental Authority without advance notice to a Party, in which case the next clause shall apply; (iii) promptly inform the other Party of any substantive communication received by such Party from, or given by such Party to, the DOJ or the FTC or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case, in connection with the filings made pursuant to the HSR Act regarding the transactions contemplated hereby and furnish the other Party promptly with copies of all material correspondence and communications between them and any Governmental Authority in connection with the filings made pursuant to the HSR Act; (iv) permit the other Party to review in advance, and to the extent practicable, each shall consult the other on, any substantive written materials to be submitted to, the DOJ, the FTC or any other Governmental Authority or, in connection with any proceeding by a private party, any other Person, in each case in connection with the filings made pursuant to the HSR Act regarding the transactions contemplated hereby; and (v) to the extent practicable, consult with each other in advance of any meeting, discussion, telephone call or conference with the DOJ, the FTC or any other Governmental Authority or, in connection with any proceeding by a private party related to the filings made pursuant to the HSR Act, with any other Person; provided, however, that this Section 0 shall not obligate any Party to disclose to any other Party a copy of its filing made pursuant to the HSR Act or any information set forth therein that is not customarily shared between parties and to the extent any of the documents or information required to be provided pursuant to this Section 0 are commercially sensitive, privileged or confidential vis-à-vis the other party, Buyer or Seller, as the case may be, may satisfy its obligations by providing such documents or information to the other Party’s outside counsel, with the understanding and agreement that such counsel shall not share such documents and information with its clients; provided, further, that materials may also be redacted (x) to remove references concerning the valuation of the Seller, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Neither Party shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act without the prior written consent of the other Party. Each of Buyer and Seller shall use commercially reasonable efforts to (i) cause the waiting periods under the HSR Act and any other Laws designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade to terminate or expire at the earliest possible date, and (ii) resist in good faith, at such Party’s cost and expense, any assertion that the transactions contemplated hereby constitute a violation of Laws. For the avoidance of doubt, the “commercially reasonable efforts” of Buyer shall not include and neither Buyer nor any of its Affiliates shall be required to propose, negotiate, commit to and/or effect, by consent decree, hold separate orders or otherwise, the sale divestiture, disposition, or license of any assets, properties, products, rights, services or businesses of Buyer or the Seller, or any interest therein, or agree to any other structural or conduct remedy. Any costs, expenses or filing fees related to filings required by this Section 0 shall be paid one-half by Seller and one-half by Buyer.
9.9    Successor Operator. While Buyer acknowledges that it desires to succeed each Seller (or Operator or their respective Affiliate) as operator of those Assets or portions thereof that Seller (or Operator or their respective Affiliate) may presently operate, Buyer acknowledges and agrees that Seller cannot and does not covenant or warrant that Buyer shall become successor operator of such Assets since the Assets or portions thereof may be subject to operating or other agreements that control the appointment of a successor operator. Seller agrees, however, that, as to the Assets it (or Operator or their respective Affiliate) operates, it shall use its commercially reasonable efforts to support Buyer’s efforts to become successor operator of such Assets (to the extent permitted under any applicable joint operating agreement or other applicable agreement) effective as of Closing (at Buyer’s sole cost and expense) and to designate and/or appoint, to the extent legally possible and permitted under any applicable joint operating agreement or other applicable agreement, Buyer as successor operator of such Assets effective as of Closing.

9.10    Hedges. Seller shall cause all Hedge Contracts related to the Assets, if any, to be terminated and unwound at Seller’s sole cost and expense as of the Closing.
9.11    Lock-Up Agreement. At the Closing, each Eligible Stockholder to which any shares of Class A Common Stock comprising the Stock Consideration have actually been delivered will enter into a lock-up agreement, substantially in the form attached hereto as Exhibit E (the “Lock-up Agreement”).
9.12    Listing. Earthstone shall complete all such filings with the NYSE and otherwise take all such actions as may be reasonably necessary for the Class A Common Stock comprising the Stock Consideration to be approved for listing on the NYSE prior to Closing, subject to official notice of issuance.
9.13    Reserved.
9.14    Seller Financing Cooperation and Efforts.
(a)    Seller (i) shall deliver true and complete copies of (x) its audited (in accordance with the American Institute of Certified Public Accountants) consolidated balance sheet as of December 31, 2021 and the related consolidated statements of operations, stockholders’ equity and cash flows for the periods from February 1, 2021 through December 31, 2021 prepared in accordance with GAAP and audited in accordance with auditing standards generally accepted in the United States of America (“GAAS”) (the “Pre-Closing Audited Financials”) and (y) the Reserve Report, in each case not later than March 15, 2022; (ii) shall deliver true and complete copies of its audited consolidated balance sheet as of December 31, 2021 (Successor) and 2020 (Predecessor) and the related consolidated statements of operations, stockholders’ equity and cash flows for the periods from February 1, 2021 through December 31, 2021 (Successor), January 1, 2021 through January 31, 2021 (Predecessor), for the year ended 2020 (Predecessor) (including any supplemental oil and gas disclosures satisfying the requirements of ASC 932-235-50 et seq.) and prepared in accordance with GAAP and Regulation S-X, and audited in accordance with auditing standards generally accepted in the United States of America (“GAAS”) (the “Post-Closing Audited Financials” and, together with the Pre-Closing Audited Financials, the “Audited Financials”) and true and complete copies of Seller’s unaudited consolidated financial statements for the three months ended March 31, 2022, prepared in accordance with GAAP and Regulation S-X and reviewed in accordance with GAAS applicable to reviews of interim financial information (the “Unaudited Interim Financials”) not later than May 27, 2022; (iii) upon reasonable request by Buyer, Seller shall use its commercially reasonable efforts to cause its independent auditor responsible for the audit of Seller’s financial statements to provide its executed consent, in form and substance reasonably satisfactory to Buyer and dated as of such date or dates as may be reasonably requested from time to time by Buyer, including in connection with any debt or equity financing sought to be obtained by Buyer in connection with the transactions contemplated by this Agreement (the “Financing”), for filing with the SEC of the Audited Financials; and (iv) upon reasonable request by Buyer, Seller shall use its commercially reasonable efforts to cause Seller’s independent reserve engineers responsible for the Reserve Report to provide its executed consent and any required summary reserve letter, in form and substance reasonably satisfactory to Buyer and dated as of such date or dates as may be reasonably requested from time to time by Buyer, including in connection with any Financing, for filing with the SEC of the Audited Financials. In addition, from and after the Execution Date Seller shall, at Buyer’s sole cost and expense, use commercially reasonable efforts to direct its consultants, accountants, reservoir engineers, agents and other Representatives to, during customary business hours, cooperate with Buyer, its Representatives and the independent auditors chosen by Buyer (“Buyer’s Auditor”) in connection with (y) the Financing or (z) other actions that Buyer reasonably requires to comply with the requirements under state and federal securities laws; provided, however, notwithstanding anything to the contrary in this Agreement, none of Seller, its Affiliates or their respective Representatives shall be responsible for the preparation of any pro forma financial information, which shall be prepared solely by Buyer. Such cooperation will include: (A) using commercially reasonable efforts to obtain the consent of the independent auditor(s) and reservoir engineer(s) of Seller that conducted any audit of such financial statements or prepared any reserve reports to be named as an expert in (1) any filings that may be made by Buyer under the Securities Act or required by the SEC under securities laws applicable to Buyer or any report required to be filed by Buyer under the Exchange Act in connection with the transactions contemplated by this Agreement or in connection with the Financing or (2) any prospectus or offering memorandum used in connection with the Financing; (B) providing information in connection with Buyer’s preparation of responses to any inquiries by regulatory authorities relating to the foregoing financial statements and/or reserve reports; (C) providing information with respect to property descriptions of the Assets necessary to execute and record a deed of trust for any financing activities; (D) using commercially reasonable efforts to provide, upon reasonable request, all documentation and other information about Seller as is reasonably requested by Buyer which relates to applicable “know your customer” and anti-money laundering rules and regulations (including without limitation the USA PATRIOT ACT); (E) delivery of one or more customary representation letters from Seller to the auditor of the Audited Financials that are reasonably requested by Buyer to allow such auditors to complete an audit (or review of any financial statements) and to issue an opinion with respect to an audit of those financial statements required pursuant to this Section 9.14; (F) using commercially reasonable efforts to cause the independent auditor(s) of Seller that conducted any audit or review of such financial statements or reservoir engineer(s) of Seller that prepared the Reserve Report to provide customary “comfort letters” to any underwriter or initial purchaser in connection with the Financing and to cooperate with Buyer, including by participating in drafting sessions and due diligence sessions, in connection with the Financing; (G) causing Seller’s management team to participate, upon reasonable advance notice and at mutually agreed times, in a commercially reasonable number of due diligence and drafting sessions and rating agency presentations, if any, in connection with the Financing; (H) furnishing such operating and other data or information relating to the Assets or operations of Seller as reasonably requested by Buyer for inclusion in any prospectus or offering memorandum, rating agency presentations, investor presentations, SEC filings or similar documents in connection with the Financing; and (I) cooperating with any documentary or other due diligence requests to the extent customary and reasonable in connection with the Financing. Notwithstanding anything to the contrary herein, Seller’s obligations under this Section 9.14(a) shall terminate as of the 18-month anniversary of the Closing Date.
(b)    Notwithstanding anything to the contrary, the access to be provided to Buyer pursuant to this Section 0 shall not interfere with Seller’s or any of its Affiliates’ ability to prepare their own financial statements or Seller’s regular conduct of business and shall be made available during Seller’s normal business hours. Such cooperation shall not require Seller to take any action that Seller reasonably believes could result in a violation of applicable Legal Requirements, any material agreement or any confidentiality arrangement or the waiver of any legal or other applicable privilege.
(c)    Notwithstanding anything to the contrary contained in this Section 0, nothing in this Section 0 shall require any such cooperation to the extent that it would (A) require Seller or its Affiliates or any of their respective Representatives, as applicable, to agree to pay any commitment or other similar fees, or incur any liability or give any indemnities or otherwise commit to take any similar action, (B) require Seller or its Affiliates or any of their respective Representatives to provide any information that is not reasonably available to Seller or such Representative, or (C) require Seller or its Affiliates or any of their respective Representatives to take any action that will conflict with or violate such Person’s organizational documents, as applicable, or any applicable Law or result in a violation or breach of, or default under, any contract with a non-Affiliate to which such Person, as applicable, is a party, or result in any officer or director of any such Person incurring any personal liability with respect to any matters relating to any Financings contemplated by Section 0. Buyer shall, promptly upon request by Seller, reimburse Seller and its Affiliates and each of their respective Representatives for all reasonable and documented out-of-pocket costs incurred by such Persons in connection with the cooperation contemplated by this Section 0, whether before or after Execution Date (including attorney’s fees); and shall indemnify, defend and hold harmless the Seller Indemnified Parties and each of their respective Representatives from and against any and all liabilities suffered by, incurred by, or asserted against such Persons arising from the cooperation provided by such Persons pursuant to this Section 0 (other than to the extent such liabilities arise from the actual fraud, willful misconduct or gross negligence of Seller or its Affiliates or any of their respective Representatives as determined in a final, non-appealable judgment of a court of competent jurisdiction) and any information utilized in connection therewith.
(d)    Notwithstanding anything in this Agreement to the contrary, in no event will any failure by Seller to comply with this Section 9.14 be used by Buyer as a basis to (i) terminate this Agreement pursuant to Article XIV or (ii) assert the failure of the condition set forth in Section 10.2 to be satisfied.
ARTICLE X
BUYER’S CONDITIONS TO CLOSING
The obligations of Buyer to consummate the transactions provided for herein are subject, at the option of Buyer, to the fulfillment by Seller or waiver by Buyer, on or prior to the Closing of each of the following conditions:
10.1    Representations. (a) The Fundamental Representations of Seller set forth in Article VII shall be true and correct in all respects on and as of the Closing Date, as though such representations and warranties had been made or given on and as of the Closing Date (other than such representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), and (b) the representations and warranties of Seller set forth in Article VII (other than the Fundamental Representations) shall be true and correct (without regard to any materiality or Material Adverse Effect qualifiers contained therein) in all respects as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for the failure of such representations and warranties to be so true and correct, when taken as a whole, as would not have a Material Adverse Effect.
10.2    Performance. Seller shall have performed or complied in all material respects with all obligations, agreements, and covenants contained in this Agreement as to which performance or compliance by Seller is required prior to or at the Closing Date.
10.3    No Legal Proceedings. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing the consummation of the transactions contemplated by this Agreement.
10.4    Title Defects, Environmental Defects and Casualty Losses. The sum of (a) all reductions to the Purchase Price for Title Defects determined under Section 5.2(d)(i) or Section 5.2(d)(ii) prior to the Closing, but subject to adjustment under Section 5.2(e), plus (b) all reductions to the Purchase Price for Environmental Defects determined under Section 6.1(b) prior to Closing, plus (c) the amount of all uncured, unrestored and uninsured Casualty and Condemnation Losses pursuant to Section 5.3, plus (d) all reductions to the Purchase Price pursuant to Section 5.4 in respect of un-waived Preferential Purchase Rights and un-obtained Required Consents, shall, in the aggregate, be less than twenty percent (20%) of the unadjusted

Purchase Price. For purposes of this Section 10.4, each of the Title Defect Amounts, Title Benefit Amounts and/or Remediation Amounts, as applicable, shall equal an amount determined by the mutual agreement of Seller and Buyer or, if Seller and Buyer cannot agree and one Party determines that the sum of items (a) through (d) in this Section 10.4 is not less than twenty percent (20%) of the Purchase Price, such amount shall be determined by the Title Arbitrator and/or Environmental Arbitrator, as applicable, on an expedited basis such that all time periods set forth in Section 5.2(i) and/or Section 6.1(e), as applicable, shall be halved, in which case the Outside Termination Date shall be tolled and extended by the number of days between Scheduled Closing Date and the date the Title Arbitrator and/or Environmental Arbitrator, as applicable, has issued their respective written determinations.
10.5    Certificate. An authorized officer of Seller shall execute and deliver (or be ready, willing and able to deliver at Closing) a certificate dated as of the Closing Date certifying on behalf of Seller that the conditions set forth in Section 10.1 and Section 10.2 have been fulfilled by Seller.
10.6    HSR Act. If applicable, the waiting period under the HSR Act (and any extension thereof) applicable to the consummation of the transactions contemplated hereby shall have expired, or notice of early termination shall have been received or a consent order issued by or from applicable Governmental Authorities.
10.7    Closing Deliverables. Seller shall have delivered (or be ready, willing and able to deliver at Closing) to Buyer the documents and other items required to be delivered by Seller under Section 12.3.
ARTICLE XI
SELLER’S CONDITIONS TO CLOSING
The obligations of Seller to consummate the transactions provided for herein is subject, at the option of Seller, to the fulfillment by Buyer or waiver by Seller, on or prior to the Closing of each of the following conditions precedent:
11.1    Representations. (a) The representations and warranties of the Earthstone Parties set forth in Section 8.1, Section 8.2, Section 8.3, Section 8.4(a) and Section 8.11 shall be true and correct in all respects on and as of the Closing Date, as though such representations and warranties had been made or given on and as of the Closing Date (other than such representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), and (b) the representations and warranties of the Earthstone Parties set forth in Article VIII (other than the representations and warranties of the Earthstone Parties set forth in Section 8.1, Section 8.2, Section 8.3, Section 8.4(a) and Section 8.11) shall be true and correct (without regard to any materiality or Earthstone Material Adverse Effect qualifiers contained therein) in all respects as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for the failure of such representations and warranties to be so true and correct, when taken as a whole, as would not have an Earthstone Material Adverse Effect.
11.2    Performance. Buyer shall have performed or complied in all material respects with all obligations, agreements, and covenants contained in this Agreement as to which performance or compliance by Buyer is required prior to or at the Closing Date.
11.3    No Legal Proceedings. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing the consummation of the transactions contemplated by this Agreement.
11.4    Title Defects, Environmental Defects and Casualty Losses. The sum of (a) all reductions to the Purchase Price for Title Defects determined under Section 5.2(d)(i) or Section 5.2(d)(ii) prior to the Closing, but subject to adjustment under Section 5.2(e), plus (b) all reductions to the Purchase Price for Environmental Defects determined under Section 6.1(b) prior to Closing, plus (c) the amount of all uncured, unrestored and uninsured Casualty and Condemnation Losses pursuant to Section 5.3, plus (d) all reductions to the Purchase Price pursuant to Section 5.4 in respect of un-waived Preferential Purchase Rights and un-obtained Required Consents, shall, in the aggregate, be less than twenty percent (20%) of the unadjusted Purchase Price. For purposes of this Section 11.4, each of the Title Defect Amounts, Title Benefit Amounts and/or Remediation Amounts, as applicable, shall equal an amount determined by the mutual agreement of Seller and Buyer or, if Seller and Buyer cannot agree and one Party determines that the sum of items (a) through (d) in this Section 11.4 is not less than twenty percent (20%) of the Purchase Price, such amount shall be determined by the Title Arbitrator and/or Environmental Arbitrator, as applicable, on an expedited basis such that all time periods set forth in Section 5.2(i) and/or Section 6.1(e), as applicable, shall be halved, in which case the Outside Termination Date shall be tolled and extended by the number of days between Scheduled Closing Date and the date the Title Arbitrator and/or Environmental Arbitrator, as applicable, has issued their respective written determinations.
11.5    Certificate. An authorized officer of Buyer shall execute and deliver (or be ready, willing and able to deliver at Closing) a certificate dated as of the Closing Date certifying on behalf of Buyer that the conditions set forth in Section 11.1 and Section 11.2 have been fulfilled by Buyer.
11.6    HSR Act. If applicable, the waiting period under the HSR Act applicable to the consummation of the transactions contemplated hereby shall have expired, or notice of early termination shall have been received or a consent order issued by or from applicable Governmental Authorities.
11.7    Closing Deliverables. The applicable Earthstone Party shall have delivered (or be ready, willing and able to deliver at Closing) to Seller the documents and other items, including the Adjusted Purchase Price, required to be delivered by Buyer under Section 12.3.
11.8    Listing. The Class A Common Stock comprising the Stock Consideration shall have been approved for listing on NYSE, subject to official notice of issuance thereof.
ARTICLE XII
CLOSING
12.1    Date of Closing. Subject to the conditions stated in this Agreement, the transfer by Seller to Buyer of the Assets pursuant to this Agreement (the “Closing”) shall occur on April 14, 2022 (the “Scheduled Closing Date”); provided that if the conditions to Closing in Article X and Article XI have not yet been satisfied or waived by the Scheduled Closing Date, then the Closing shall occur five Business Days after such conditions have been satisfied or waived, or such other date as Buyer and Seller may agree upon in writing. The date on which the Closing actually occurs shall be the “Closing Date.”
12.2    Place of Closing. The Closing shall be conducted electronically (by email or other electronic means), to the extent reasonably possible, but if necessary shall be held at the offices of Simpson Thacher & Bartlett LLP located at 600 Travis Street, Suite 5400, Houston, Texas 77002, or such other place as mutually agreed upon by the Parties.

12.3    Closing Obligations. At the Closing, the following documents shall be delivered and the following events shall occur, the execution of each document and the occurrence of each event being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:
(a)    Seller and Buyer shall execute, acknowledge and deliver the Assignment, (and, if applicable, Seller shall cause (i) any of its Affiliates, and (ii) the Operator, and any of its Affiliates, owning any assets similar to the Assets that are held by Operator or its Affiliates solely for use in connection with the Assets) to execute, acknowledge and deliver the Assignment in sufficient counterparts, including all information and formatting required to be accepted by the appropriate Governmental Authorities, to be recorded in the applicable counties, covering the Assets;
(b)    Seller and Buyer shall execute and deliver assignments, on appropriate forms, of state, federal, tribal and other Leases from any Governmental Authority comprising portions of the Assets, if any, in sufficient counterparts to facilitate filing with the applicable Governmental Authority;
(c)    Seller and Buyer shall execute and deliver the Preliminary Settlement Statement;
(d)    Buyer shall deliver to Seller, to the bank account(s) designated by Seller (the details of which shall be provided to Buyer in the in the Preliminary Settlement Statement), by wire transfer in immediately available funds, the Cash Consideration, as adjusted by Section 3.3, less the Deposit and less the Cash Holdback;
(e)    Buyer shall deliver to Seller an acknowledgement duly executed by the Transfer Agent stating the Transfer Agent has been instructed by Buyer to create a book-entry account for Seller and (or, at Seller’s written direction, any Eligible Stockholder who has executed a Side Letter Agreement) and credit such account(s) with the evidence of issuance of the Stock Consideration, as adjusted by Section 3.3, less the Stock Holdback;
(f)    Buyer shall deposit, by wire transfer in same day funds into the
Cash Escrow Account, a sum equal to the Cash Holdback;
(g)    Seller and Buyer shall execute and deliver the Stock Escrow Agreement;
(h)    Buyer shall deposit into the Stock Escrow Account the number of shares of Class A Common Stock equal to the Stock Holdback;
(i)    Buyer shall deliver to Seller evidence reasonably satisfactory to Seller that the shares of Class A Common Stock comprising the Stock Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance;
(j)    Seller shall deliver an executed IRS Form W-9 or a statement described in Treasury Regulation §1.1445-2(b)(2) certifying that Seller is neither a disregarded entity nor a foreign person nor a disregarded entity wholly owned by a foreign person within the meaning of the Code and the Treasury Regulations promulgated thereunder;
(k)    Seller shall deliver on forms supplied by Buyer and reasonably acceptable to Seller transfer orders or letters in lieu thereof directing all purchasers of production to make payment to Buyer of proceeds attributable to production from the Assets from and after the Effective Time, for delivery by Buyer to such purchasers of production;

(l)    Seller shall deliver to Buyer executed and recordable releases of any and all liens, mortgages, security interests and other encumbrances on the Assets incurred by Seller or its Affiliates securing any Debt Instrument or Hedge Contract;
(m)    Seller shall (or Seller shall cause Operator to) deliver a validly executed blanket transfer of P-4s designating Buyer as operator of the Wells operated by Seller or Operator, as applicable, with the Texas Railroad Commission;
(n)    Seller (or Seller shall cause Operator or any of their respective Affiliates, if applicable to) and Buyer shall execute and deliver, with respect to each Well that is operated by Seller (or Operator or such Affiliate), all forms required by applicable Governmental Authorities to substitute Buyer as operator of such Well;
(o)    Seller shall execute and deliver, and Seller shall cause each Eligible Stockholder to which any shares of Class A Common Stock comprising the Stock Consideration have actually been delivered to execute and deliver, the Side Letter Agreement;
(p)    Seller (or Seller shall cause Operator, as applicable, to) and Buyer shall execute and deliver the Transition Services Agreement; and
(q)    Seller and Buyer shall execute and deliver any other agreements, instruments and documents that are required by other terms of this Agreement to be executed and/or delivered at or prior to the Closing.
12.4    Records. In addition to the obligations set forth under Section 12.3 above, no later than 30 days following the Closing Date, Seller shall make available to Buyer, for pick-up, the Records, consistent with each Record’s current form and format as maintained by Seller or Operator as of the Effective Time, to which Buyer is entitled pursuant to the terms of this Agreement, provided, that Seller shall not be required to conduct processing, conversion, compiling or any other further work with respect to the delivery of copies of the Records pursuant to this Section 12.4. Seller shall have the right at its sole cost to make and retain any copies of the Records in its sole discretion.
ARTICLE XIII
ASSUMPTION; INDEMNIFICATION; SURVIVAL
13.1    Assumption by Buyer. Without limiting Buyer’s rights to indemnity under this Article XIII and any Title Indemnity Agreement or Environmental Indemnity Agreement, and without prejudice to the Purchase Price adjustments described in Section 3.3, but excluding the Specified Liabilities, Buyer shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all obligations and Liabilities, known or unknown, to the extent arising from, based upon, related to or attributable to the Assets regardless of whether such obligations or Liabilities arose prior to, on or after the Effective Time, including obligations and Liabilities (including Environmental Liabilities) relating in any manner to the use, ownership or operation of the Assets, including obligations to (a) furnish makeup gas and/or settle Imbalances according to the terms of applicable gas sales, processing, gathering or transportation Applicable Contracts included in the Assets, (b) pay Burdens and other interests, owners’ revenues or proceeds attributable to sales of Hydrocarbons, including Suspense Funds to the extent attributable to the Assets, (c) to Decommission the Assets (the “Decommissioning Obligations”), (d) clean up and/or Remediate the Assets in accordance with any Applicable Contracts, the Leases and applicable Laws, including all Environmental Laws, and (e) perform all obligations (including Liabilities) applicable to or imposed on the lessee, owner, or operator under the Leases, the Applicable Contracts and applicable Laws, including all Environmental Laws (all of said obligations and Liabilities, subject to the proviso below, the “Assumed

Obligations”). Notwithstanding the foregoing exclusion with respect to the Specified Liabilities, from and after the date that is the one (1) year anniversary of the Closing Date, the Liabilities set forth in clauses (e), (f), (g) and (j) of the definition of Specified Liabilities shall be deemed to constitute Assumed Obligations hereunder and Buyer will assume all Liabilities and obligations with respect to such Liability, and Seller shall have no have further Liability in accordance with this Section 13.1; provided, however, that if any of the Liabilities set forth in clauses (e), (f), (g) and (j) of the definition of Specified Liabilities are subject to a bona fide claim asserted by Buyer in accordance with this Agreement for any Liabilities attributable to any period of time prior to the date that is the one (1) year anniversary of the Closing Date, and for which notice is provided to Seller prior to such date, such Liability will remain a Specified Liability (and shall not be an Assumed Obligation) for as long as such claim remains unresolved, solely with respect to and to the extent of such claim.
13.2    Indemnities of Seller. From and after the Closing, subject to the provisions and limitations set forth in Sections 13.4 through 13.13 (inclusive) and otherwise in this Agreement, Seller shall be responsible for, shall pay on a current basis, and hereby agrees to defend, indemnify and hold harmless and forever release each Earthstone Party and its Affiliates, and all of its and their respective equity holders, partners, members, directors, officers, managers, employees, attorneys, agents and representatives (collectively, “Buyer Indemnified Parties”) from and against any and all Liabilities, whether or not relating to Third Party claims or incurred, directly or indirectly, in the investigation or defense of any of the same or in asserting, presenting or enforcing any of their respective rights hereunder, arising from, based upon, related to or associated with:
(a)    any breach by Seller of its representations or warranties contained in Article VII;
(b)    any breach by Seller of its covenants, obligations or agreements under this Agreement; and
(c)    any Specified Liabilities.
13.3    Indemnities of Buyer. From and after the Closing, subject to the provisions and limitations set forth in Sections 13.4 through 13.13 (inclusive), Buyer shall assume, be responsible for, shall pay on a current basis, and hereby agrees to defend, indemnify, hold harmless and forever release Seller, Operator and their respective Affiliates, and all of its and their respective equity holders, partners, members and Representatives (collectively, “Seller Indemnified Parties”) from and against any and all Liabilities, whether or not relating to Third Party claims or incurred, directly or indirectly, in the investigation or defense of any of the same or in asserting, presenting or enforcing any of their respective rights hereunder arising from, based upon, related to or associated with:
(a)    any breach by any Earthstone Party of its representations or warranties contained in Article VIII;
(b)    any breach by any Earthstone Party of its covenants, obligations or agreements under this Agreement (including, for the avoidance of doubt, any other indemnity obligations of Buyer and its Affiliates contained in this Agreement, including pursuant to Section 3.7, Section 4.1(d), Section 5.4 and Section 9.3); and
(c)    the Assumed Obligations.
13.4    Limitation on Liability.

(a)    Notwithstanding anything to the contrary contained in this Agreement, Seller shall have no liability for any indemnification under this Article XIII unless (i) the individual amount of any Liability for which a Claim Notice is properly delivered by Buyer to Seller under this Article XIII and for which Seller is liable exceeds $100,000 and (ii) the aggregate amount of all Liabilities for which Seller is liable under this Agreement after the application of the provisions of clause (i) above exceeds two percent (2%) of the Purchase Price (the “Indemnity Deductible”) and then only to the extent such Liabilities exceed the Indemnity Deductible; provided, that the limitations in this Section 13.4(a) shall not apply to Seller’s indemnity obligations (x) under Section 13.2(a) in respect of the Fundamental Representations or the representations or warranties in Section 7.12, (y) under Section 13.2(b) with respect to covenants and obligations to be performed by Seller at or following Closing or (z) under Section 13.2(c).
(b)    Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to indemnify any Buyer Indemnified Party for aggregate Liabilities under this Article XIII in excess of the Holdback Amount; provided, that the limitations in this sentence shall not apply to Seller’s indemnity obligations (x) under Section 13.2(a) in respect of the Fundamental Representations or the representations or warranties in Section 7.12, (y) under Section 13.2(b) with respect to covenants and obligations to be performed by Seller at or following Closing, or (z) under Section 13.2(c). In no event shall Seller be required to indemnify the Buyer Indemnified Parties for aggregate Liabilities under this Agreement in excess of one hundred percent (100%) of the Purchase Price.
(c)    Notwithstanding anything herein to the contrary, for purposes of determining the indemnity obligations set forth in this Article XIII, (i) when determining whether a breach or inaccuracy of Seller’s representations or warranties contained in this Agreement has occurred and (ii) when calculating the amount of Liabilities incurred, arising out of or relating to any such breach or inaccuracy of any such representation or warranty by Seller, in each case, all references to materiality (other than “Material Adverse Effect”, the definition of “Material Contract” and any dollar thresholds, but including “in all material respects” and other correlative terms) contained in such representation or warranty shall be disregarded.
13.5    Express Negligence. EXCEPT TO THE LIMITED EXTENT SET FORTH IN SECTION 4.1(d), THE INDEMNIFICATION, RELEASE, ASSUMED OBLIGATIONS, WAIVER AND LIMITATION OF LIABILITY PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, LOSSES, COSTS, EXPENSES AND DAMAGES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY INDEMNIFIED PARTY. THE PARTIES ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.
13.6    Exclusive Remedy. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, except as provided in Section 15.21 with respect to any covenants to be performed following the Closing, Section 3.7, Section 4.1(d), Section 5.1(c), Section 5.3(b)(iii), Section 5.4, Section 9.3, Section 9.14, Section 13.2 and Section 13.3 and any Title Indemnity Agreement or Environmental Indemnity Agreement entered into by the Parties and the Special Warranty contain the Parties’ exclusive remedies against each other with respect to the transactions contemplated by this Agreement, including breaches of the representations, warranties, covenants, obligations and agreements of the Parties contained in this Agreement or the affirmations of such representations, warranties, covenants, obligations and agreements contained in the certificate(s) delivered by each Party at Closing pursuant to Section 10.5 or Section 11.5, as applicable. Except for the remedies contained in Section 4.1(d), Section 5.1(c),

Section 5.3(b)(iii), Section 5.4 and Section 13.2 and any Title Indemnity Agreement or Environmental Indemnity Agreement entered into by the Parties and the Special Warranty, from and after Closing, Buyer, on its own behalf and on behalf of the Buyer Indemnified Parties, releases, remises and forever discharges Seller and all Seller Indemnified Parties from any and all Liabilities in Law or in equity, known or unknown, which any of the Buyer Indemnified Parties might now or subsequently may have, based on, relating to or arising out of this Agreement, the transactions contemplated by this Agreement, the ownership, use or operation of the Assets prior to the Closing, or the condition, quality, status or nature of the Assets prior to the Closing, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common Law rights of contribution, and rights under insurance maintained by Seller, Operator or any of their Affiliates (except as provided in Section 5.3(b)(iv)).
13.7    Indemnification Procedures. All claims for indemnification under Section 3.7, Section 4.1(d), Section 5.1(c), Section 5.3(b)(iii), Section 5.4, Section 9.3, Section 9.14, Section 13.2 and Section 13.3 shall be asserted and resolved as follows:
(a)    For purposes of this Agreement, the term “Indemnifying Party” when used in connection with particular Liabilities shall mean the Party having an obligation to indemnify another Party or Person(s) with respect to such Liabilities pursuant Section 3.7, Section 4.1(d), Section 5.1(c), Section 5.3(b)(iii), Section 5.4, Section 9.3 and this Article XIII, and the term “Indemnified Party” when used in connection with particular Liabilities shall mean the Party or Person(s) having the right to be indemnified with respect to such Liabilities by another Party pursuant to Section 3.7, Section 4.1(d), Section 5.1(c), Section 5.3(b)(iii), Section 5.4, Section 9.3, Section 13.2 and Section 13.3.
(b)    To make claim for indemnification under Section 3.7, Section 4.1(d), Section 5.1(c), Section 5.3(b)(iii), Section 5.4, Section 9.3, Section 13.2 or Section 13.3 or any Title Indemnity Agreement or Environmental Indemnity Agreement entered into by the Parties, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 13.7, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has Knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 13.7(b) shall not relieve the Indemnifying Party of its obligations under Section 3.7, Section 4.1(d), Section 5.1(c), Section 5.3(b)(iii), Section 5.4, Section 9.3, Section 13.2 or Section 13.3 except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party’s ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant, obligations or agreement, the Claim Notice shall specify the representation, warranty, covenant, obligation or agreement that was inaccurate or breached.
(c)    In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30 day period, at the expense of the Indemnifying Party, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d)    If the Indemnifying Party admits its liability to defend the Indemnified Party against a Third Party Claim, it shall have the right and obligation to diligently defend, at its sole cost and expense, such Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party shall cooperate in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, at its own expense, but subject to the Indemnifying Party’s full control of, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 13.7(d); provided, however, that the Indemnified Party shall not be required to bring any counterclaim or cross complaint against any Person. An Indemnifying Party shall not, without the prior written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment or order with respect thereto which does not result in a final resolution of the Indemnified Party’s Liability in respect of such Third Party Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Party from all Liability in respect of such Third Party Claim), or (ii) settle any Third Party Claim or consent to the entry of any judgment or order with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).
(e)    If the Indemnifying Party does not admit its liability or admits its liability to defend the Indemnified Party against the Third Party Claim, but fails to diligently prosecute or settle such Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of its choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability to defend the Indemnified Party against the Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement, unless the proposed settlement is solely for money damages and results in a final resolution, and the Indemnifying Party shall have the option for ten days following receipt of such notice to (i) admit in writing its liability to indemnify the Indemnified Party from and against the liability and consent to such settlement, (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement, or (iii) deny liability. Any failure to respond to such notice by the Indemnified Party within such ten day-period shall be deemed to be an election under subsection (i) above.
(f)    In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Liabilities complained of, (ii) admit its liability for such Liability or (iii) dispute the claim for such Liabilities. If the Indemnifying Party does not notify the Indemnified Party within such 30 day period that it has cured the Liabilities or that it disputes the claim for such Liabilities, the amount of such Liabilities shall conclusively be deemed a liability of the Indemnifying Party hereunder.
13.8    Survival.
(a)    The representations and warranties of Seller in Article VII and in the certificate delivered pursuant to Section 10.5 and the covenants, obligations and agreements of Seller in this Agreement, in each case, survive the Closing until the one year anniversary of Closing, other than (i) the covenants of Seller set forth in Section 15.6 and any covenants or obligations of this Agreement that are to be performed after the Closing, which shall survive the Closing indefinitely, (ii) the representation and warranties of Seller set forth in Sections 7.12 and 7.15 and the covenants of Seller set forth in Section 15.2, which shall survive for the applicable statute of limitations plus 30 days, and (iii) the Fundamental Representations, which shall survive the Closing until the three year anniversary of the Closing.

(b)    Except as set forth in Section 13.8(a) or Section 13.8(c), the remainder of this Agreement shall survive the Closing without time limit. Representations, warranties, covenants, obligations and agreements shall be of no further force and effect after the date of their expiration as set forth in Section 13.8(a) or Section 13.8(c); provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant, obligation or agreement prior to its expiration date.
(c)    The indemnities in Section 13.2(a), Section 13.2(b), Section 13.3(a) and Section 13.3(b) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification. Each Earthstone Party’s indemnities set forth in Section 13.3(c) shall survive the Closing without time limit. Seller’s indemnity set forth in Section 13.2(c) (i) with respect to the Liabilities set forth in clauses (a), (b), (c) and (d) of the definition of Specified Liabilities shall survive the Closing without time limit, and (ii) with respect to the Liabilities set forth in clauses (e), (f), (g), (h), (i), (j) and (k) of the definition of Specified Liabilities, shall survive the Closing until the one year anniversary of Closing. Notwithstanding the foregoing, there shall be no termination of any bona fide claim asserted pursuant to the indemnities in Section 13.2 or Section 13.3 prior to the date of termination for such indemnity.
13.9    Non-Compensatory Damages. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, NONE OF THE BUYER INDEMNIFIED PARTIES NOR THE SELLER INDEMNIFIED PARTIES SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY OR SUCH OTHER PARTY’S AFFILIATES ANY INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, SPECULATIVE OR EXEMPLARY DAMAGES OR DAMAGES FOR LOST PROFITS OR LOSS OF BUSINESS OPPORTUNITY OF ANY KIND ARISING UNDER, RELATED TO OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT TO THE EXTENT ANY SUCH PERSON SUFFERS SUCH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEYS’ FEES INCURRED IN CONNECTION WITH THE DEFENSE OF SUCH DAMAGES) TO A THIRD PARTY, WHICH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEYS’ FEES INCURRED IN CONNECTION WITH THE DEFENSE OF SUCH DAMAGES) SHALL NOT BE EXCLUDED BY THIS PROVISION AS TO RECOVERY HEREUNDER. SUBJECT TO THE PRECEDING SENTENCE, AND NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, EACH OF SELLER, ON BEHALF OF ITSELF AND THE SELLER INDEMNIFIED PARTIES, AND BUYER, ON BEHALF OF ITSELF AND THE BUYER INDEMNIFIED PARTIES, WAIVES ANY RIGHT TO RECOVER INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, SPECULATIVE AND EXEMPLARY DAMAGES, INCLUDING DAMAGES FOR LOST PROFITS OR LOSS OF BUSINESS OPPORTUNITY OF ANY KIND, ARISING IN CONNECTION WITH OR WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
13.10    Waiver or Right to Rescission. Seller and Buyer acknowledge that, subject to any rights the Parties may have hereunder to seek and obtain specific performance or other express injunctive remedies, following Closing, the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant, obligation or agreement contained herein or for any other claim arising in connection with or with respect to the transactions contemplated by this Agreement. As such, Buyer and Seller waive any right to rescind this Agreement or any of the transactions contemplated hereby.
13.11    Limitation of Damages.

(a)    The amount of any Liabilities for which any Indemnified Party is entitled to indemnification under this Agreement or in connection with or with respect to the transactions contemplated by this Agreement shall be reduced by any corresponding insurance proceeds, from insurance policies carried by such Indemnified Party or its Affiliates, that are actually realized by such Indemnified Party from third party insurers with respect to such Liabilities or that could reasonably be expected to be realized by such Party if a claim were properly pursued under the relevant insurance arrangements (for purposes of clarity, net of any applicable deductibles).
(b)    The Indemnified Party shall use commercially reasonable efforts to mitigate or resolve any Liabilities subject to indemnification under this Article XIII. If the Indemnified Party fails to use such commercially reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the Indemnifying Party shall not be required to indemnify any Person for any Liabilities that could reasonably be expected to have been avoided if the Indemnified Party had made such efforts.
(c)    In the event that Seller indemnifies any Buyer Indemnified Party pursuant to Section 13.2(c) for any Liabilities resulting from a bona fide claim asserted pursuant to clause (f) of the definition of Specified Liabilities based on Seller or Operator underpaying one Burden owner, but overpaying another Burden owner, to the extent permitted by Law and applicable Lease, Contract or division order, Buyer or its applicable Affiliates shall withhold all future amounts attributable to the proceeds of production from the Assets payable to such overpaid Burden owner until such time as all overpayments have been recouped in full. On or prior to the fifteenth (15th) Business Day of each month in which Buyer or such Affiliates withhold proceeds, Buyer shall deliver all such withheld funds to Seller, in an aggregate amount not to exceed the amounts paid by Seller to the applicable Buyer Indemnified Party pursuant to Section 13.2(c) in connection with such bona fide claim. To the extent that, following Buyer’s delivery to Seller of any withheld funds, a court of competent jurisdiction determines, pursuant to applicable Law or any applicable Contract, Lease, or division order, that Buyer (or its Affiliates) was not permitted to withhold any of such withheld funds, Seller shall promptly pay to Buyer, upon Buyer’s written request, an amount equal to the sum of such impermissibly withheld funds that Buyer previously paid to Seller.
13.12    Waiver of Consumer Rights. The Parties each can and do expressly waive those provisions, if any, of (a) the Texas Deceptive Trade Practices-Consumer Protection Act, Texas Business and Commerce Code Article 17.41 et seq. (and any similar Law that gives consumers special rights and protection) or (b) the Texas Oilfield Anti-Indemnity Act, Civil Practice and Remedies Code Article 127.001 et seq. (and any other “anti-indemnity” Law) that apply to this Agreement or the transactions contemplated hereby and may be waived by the Parties. Buyer acknowledges, represents and warrants to Seller that Buyer is purchasing the Assets for commercial or business use; that Buyer has assets of $5,000,000.00 or more according to its most recent financial statement prepared in accordance with GAAP; that Buyer has Knowledge and experience in financial and business matters that enable Buyer to evaluate the merits and risks of a transaction such as this; and that Buyer is not in a significantly disparate bargaining position with Seller. Further, Buyer expressly recognizes that the price for which Seller has agreed to perform its obligations under this Agreement has been predicated upon the inapplicability of Laws similar to those described in subsections (a) and (b) above, and Buyer further recognizes that Seller, in determining to proceed with the entering into this Agreement, has expressly relied on this waiver and the inapplicability of such Laws. It is not the intent of the Parties to waive, and the Parties shall not waive, any applicable provision thereof that is prohibited by Law from being waived.
13.13    Holdback Amount.

(a)    The Deposit and the Closing Step-Up Holdback (the “Holdback”) shall be retained in the Cash Escrow Account, with respect to such portion of the Holdback representing the Deposit and the Cash Holdback (collectively, the “Escrowed Cash”), and the Stock Escrow Account, with respect to such portion of the Holdback representing the Stock Holdback, at Closing and the Holdback shall serve as Buyer’s sole and exclusive recourse with respect to any indemnification claims made by Buyer or any Buyer Indemnified Parties under this Article XIII (other than any claims by Buyer (x) under Section 13.2(a) in respect of the Fundamental Representations or Section 7.12, (y) under Section 13.2(b) in respect of covenants and obligations to be performed by Seller at or following Closing, or (z) under Section 13.2(c), provided that any such claims in the case of clauses (x), (y) and (z) shall in any event be satisfied first out of the Holdback), and shall be disbursed by (i) the Escrow Agent in accordance with the Cash Escrow Agreement with respect to the Escrowed Cash, and (ii) the Transfer Agent in accordance with the Stock Escrow Agreement with respect to the Stock Holdback. With respect to each claim for indemnification asserted in good faith via a Claim Notice by a Buyer Indemnified Party against Seller pursuant to Section 13.2, subject to the terms of this Article XIII (any such claim a “Holdback Claim”), during the period from and after the Closing Date up to the date that is one year following the Closing Date (the “Holdback Termination Date”), upon final resolution of such Holdback Claim pursuant to a final, non-appealable court order or the written agreement of Buyer and Seller, as applicable, or other written agreement of Buyer and Seller, Buyer and Seller shall jointly instruct the Escrow Agent (in accordance with the Escrow Agreement with respect to the Escrowed Cash) and the Transfer Agent (pursuant to the delivery of an Instruction Letter in accordance with Section 0(b) with respect to the Stock Holdback), to disburse to Buyer an amount of cash and a number of shares of Class A Common Stock with a total value equal to the amount necessary to satisfy such finally resolved Holdback Claim (valuing such shares at the Per Share Value) pro rata in the in proportions to the Stock Pro Rata Share and the Cash Pro Rata Share. Such disbursement shall occur within three Business Days following the receipt of such instruction by Escrow Agent with respect to the Escrowed Cash or receipt of the Transfer Agent of the Instruction Letter in accordance with Section 0(b) with respect to the Stock Holdback, as applicable.
(b)    On the date that is six months following the Closing Date, Buyer and Seller shall jointly instruct the Escrow Agent to disburse to Seller the an amount of cash and shall jointly execute and deliver an Instruction Letter to instruct the Transfer Agent to disburse the number of shares of Class A Common Stock with a total value equal to (valuing the Stock Holdback at the Per Share Value) an amount equal to the positive difference, if any, between (i) the Holdback Amount and (ii) an amount equal to the sum of (A) fifty percent (50%) of the Holdback Amount and (B) subject to the terms of this Article XIII, any amounts necessary to satisfy any unresolved Holdback Claims made in good faith as of such date (and in no event shall such amounts exceed the aggregate alleged Liabilities specified in the applicable Claim Notice(s)), pro rata in the proportion to the Pro Rata Stock Share and the Pro Rata Cash Share, with the number of shares of Stock Holdback to be disbursed determined by valuing such shares of Stock Holdback at the Per Share Value. Such disbursement shall occur within three Business Days following the receipt of such instruction by Escrow Agent with respect to the Escrowed Cash or receipt by the Transfer Agent of the Instruction Letter in accordance with Section 0(b) with respect to the Stock Holdback, as applicable.
(c)    On the Holdback Termination Date, Seller shall, subject to the remainder of this sentence, be entitled to receive the Holdback as of such time, and all remaining amounts of Escrowed Cash shall be distributed to Seller pursuant to the terms of the Escrow Agreement (and Buyer and Seller shall jointly instruct the Escrow Agent to take any necessary actions in order to accomplish the foregoing) and the remaining Stock Holdback shall be distributed to Seller pursuant to the terms of the Stock Escrow Agreement (and Buyer and Seller shall jointly execute and provide the Transfer Agent with the Instruction Letter in accordance with Section 0(b) with the foregoing instruction), as applicable; provided, however, that Seller shall not be entitled to a distribution of, and the Escrow Agent and the Transfer Agent shall retain Escrowed Cash and Stock Holdback, as applicable, having a total value (valuing the Stock Holdback at the Per Share Value) necessary to satisfy any unresolved Holdback Claims timely delivered by Buyer to Seller in good faith as of the Holdback Termination Date (which amounts shall remain in the Indemnity Escrow Accounts, as applicable, until such Holdback Claims are finally resolved pursuant to a final, non-appealable court order or the written agreement of Buyer and Seller, as applicable). If there are any amounts remaining in the Indemnity Escrow Accounts after the final resolution of all such Holdback Claims, then Seller and Buyer shall promptly jointly instruct the Escrow Agent, with respect to any remaining amounts of Escrow Cash, and provide Transfer Agent with the Instruction Letter in accordance with Section 0(b), with respect to the remaining Stock Holdback, to release the remaining balance in such accounts to Seller within three Business Days following the receipt of such joint instruction by Escrow Agent or receipt by the Transfer Agent of the Instruction Letter, as applicable.
(d)    Notwithstanding anything herein to the contrary, no fractional shares Class A Common Stock shall be disbursed from the Stock Escrow Account, and, to the extent that any such fractional share would be required to be so disbursed but for this sentence, such fractional share shall be rounded up or down to the nearest whole number of Class A Common Stock.
13.14    Closing Escrow Agreement Distributions. The Parties agree that the Transfer Agent shall disburse the Stock Holdback pursuant to Section 0 only in accordance with the following procedures:
(a)    Buyer shall deliver to the Transfer Agent a copy of any claim notice delivered to Seller with respect to any claim for indemnification under this Article XIII in favor of the Buyer Indemnified Parties; provided that no disbursement shall be made by the Transfer Agent based upon such claim notice except as set forth in Section 0.
(b)    If the Transfer Agent receives a joint instruction letter in the form attached to the Stock Escrow Agreement (an “Instruction Letter”) executed by authorized representatives of Buyer and Seller instructing the Transfer Agent to disburse all or any portion of the Stock Holdback, then the Transfer Agent shall disburse all or such portion of the Stock Holdback to the recipient(s) identified in such letter in accordance with the Stock Escrow Agreement.
ARTICLE XIV
TERMINATION, DEFAULT AND REMEDIES
14.1    Right of Termination. This Agreement and the transactions contemplated herein may be terminated at any time at or prior to Closing:
(a)    by Seller, at Seller’s option, if any of the conditions set forth in Article XI (other than the conditions set forth in Section 11.3, Section 11.4 and Section 11.6) have not been satisfied by Buyer, or waived by Seller, by the Scheduled Closing Date and, following written notice thereof from Seller to Buyer specifying the reason such condition is unsatisfied, remain uncured for a period of ten Business Days after Buyer’s receipt of such written notice from Seller;
(b)    by Buyer, at Buyer’s option, if any of the conditions set forth in Article X (other than the condition set forth in Section 10.3, Section 10.4 and Section 10.6) have not been satisfied by Seller, or waived by Buyer, by the Scheduled Closing Date and, following written notice thereof from Buyer to Seller specifying the reason such condition is unsatisfied, remain uncured for a period of ten Business Days after Seller’s receipt of such written notice from Buyer;

(c)    by either Seller or Buyer if the condition set forth in Section 10.4, in the case of Buyer, or Section 11.4 in the case of Seller, have not been satisfied, or waived, by the applicable Party, by the Scheduled Closing Date;
(d)    upon the mutual written agreement of Seller and Buyer;
(e)    by either Seller or Buyer, at such Party’s option, at any time following the Outside Termination Date; and
(f)    after the expiration of three (3) Business Days following the Execution Date, by Seller if Buyer has then failed to deposit the Deposit Amount into the Escrow Account under the Escrow Agreement;
provided, however, that neither Seller nor Buyer shall have the right to terminate this Agreement pursuant to clauses (a), (b) or (e) above if such terminating Party (or Earthstone, if Buyer is the terminating Party) is at such time in material breach of any provision of this Agreement.
14.2    Effect of Termination.
(a)    If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of Section 14.1 hereof, then, except as provided in Section 3.2 and except for the provisions of Section 1.2, Sections 4.1(c) through 4.1(g), Section 4.2, Section 4.3, Section 13.5, Section 13.9, this Section 14.2, Section 14.3, Article XV (other than Section 15.2(b) through (g), Section 15.3, Section 15.8, Section 15.9 and Section 15.17) and such of the defined terms in Appendix I necessary to give context to the surviving provisions, this Agreement shall forthwith become void and the Parties shall have no liability or obligation hereunder.
(b)    If Seller has the right to terminate this Agreement pursuant to Section 14.1(a) in the instance where (i) all of the conditions precedent to the obligations of Buyer set forth in Article X (other than those actions or deliveries to occur at Closing or contingent upon the satisfaction of other conditions precedent set forth in Article X at Closing) have been met, or waived by Buyer, and (ii) Seller is ready, willing and able to perform its obligations under Section 12.3, then, in such event, Seller shall, as Seller’s sole and exclusive remedy, be entitled to, at its option, terminate this Agreement pursuant to Section 14.1(a) and retain the Deposit, free of any claims by Buyer with respect thereto as liquidated damages. The provision for payment of liquidated damages in this Section 14.2(b) has been included because, in the event of a termination of this Agreement in the foregoing circumstances, the actual damages to be incurred by Seller can reasonably be expected to approximate the amount of liquidated damages called for herein and because the actual amount of such damages would be difficult if not impossible to measure accurately.
(c)    If Buyer has the right to terminate this Agreement pursuant to Section 14.1(b) in the instance where (i) all of the conditions precedent to the obligations of Seller set forth in Article XI (other than those actions or deliveries to occur at Closing or contingent upon the satisfaction of other conditions precedent set forth in Article XI at Closing) have been met, or waived by Seller, and (ii) Buyer is ready, willing and able to perform its obligations under Section 12.3, then, in such event, Buyer shall, as Buyer’s sole and exclusive remedy, be entitled to, at its option, (1) terminate this Agreement pursuant to Section 14.1(b) and be entitled to the delivery of the Deposit, free of any claims by Seller with respect thereto after the termination of this Agreement, and be entitled to the amount determined in accordance with Schedule 14.2(c), or (2) seek specific performance of this Agreement against Seller pursuant to Section 15.21.

(d)    If this Agreement is terminated by Seller or by Buyer pursuant to Section 14.1(e) as a result of the failure of the condition precedent set forth in Section 10.3 or Section 11.3 resulting solely and directly from a claim or action by a Seller Indemnified Party and at the time of such termination all of the conditions precedent to the obligations of Seller set forth in Article XI (other than (A) those actions or deliveries to occur at Closing or contingent upon the satisfaction of other conditions precedent set forth in Article XI at Closing and (B) any failure of the condition precedent set forth in Section 11.3 resulting solely and directly from a claim or action by a Seller Indemnified Party) have been met, or waived by Seller, then, in such event, Buyer shall, as Buyer’s sole and exclusive remedy be entitled to the delivery of the Deposit, free of any claims by Seller with respect thereto after the termination of this Agreement, and be entitled to the amount determined in accordance with Schedule 14.2(c).
(e)    If this Agreement is terminated by Seller or by Buyer pursuant to Section 14.1 (other than under the circumstances described in Section 14.2(b)), Buyer shall be entitled to a return of the Deposit, free of any claims by Seller with respect thereto after the termination of this Agreement. If this Agreement is terminated by Seller pursuant to Section 14.1(f), then Buyer shall not be relieved of any Liabilities for any failure to deposit the Deposit in the Escrow Account in accordance with this Agreement or for any other breach of this Agreement.
(f)    If this Agreement is terminated pursuant to this Article XIV, then within five (5) Business Days of the date that this Agreement is terminated, Seller and Buyer shall deliver joint written instructions to the Escrow Agent instructing the delivery of the Deposit to the Party entitled to receive such Deposit pursuant to the terms of this Section 14.2.
14.3    Return of Documentation and Confidentiality. Upon termination of this Agreement, Buyer shall return or destroy, at Buyer’s sole expense, all title, engineering, geological and geophysical data, environmental assessments and/or reports, maps and other data and information (including all copies, extracts and other reproductions, in whole or in part) furnished by Seller, Operator or any of their Affiliates or representatives to Buyer or any of Buyer’s Representatives or prepared by or on behalf of Buyer in connection with its due diligence investigation of the Assets, in each case, in accordance with the Confidentiality Agreement and/or the terms of this Agreement, and an officer of Buyer shall certify same to Seller in writing. Any oral information will continue to be subject to the terms of the Confidentiality Agreement notwithstanding the termination of this Agreement.
ARTICLE XV
MISCELLANEOUS
15.1    Exhibits and Schedules. All of the Appendices, Exhibits and Schedules referred to in this Agreement constitute a part of this Agreement. Each Party to this Agreement and its counsel has received a complete set of Appendices, Exhibits and Schedules prior to and as of the execution of this Agreement.
15.2    Expenses and Taxes.
(a)    Except as otherwise specifically provided, all fees, costs and expenses incurred by the Parties in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Party incurring the same, including legal and accounting fees, costs and expenses.
(b)    All Transfer Taxes and all required documentary, filing and recording fees and expenses in connection with the filing and recording of the assignments, conveyances or other instruments required to convey title to the Assets to Buyer shall be borne by Buyer. Seller shall retain responsibility for, and shall bear and pay, all Asset Taxes assessed with respect to the ownership and operation of the Assets for (i) any period ending prior to the Effective Time and (ii) the portion of any Straddle Period ending immediately prior to the Effective Time. All Asset Taxes with respect to the ownership or operation of the Assets arising on or after the Effective Time (including all Straddle Period Taxes not apportioned to Seller) shall be allocated to and borne by Buyer. For purposes of allocation between the Parties of Asset Taxes assessed with respect to the ownership and operation of the Assets that are payable with respect to Straddle Periods, the portion of any such Taxes that are attributable to the portion of the Straddle Period that ends immediately prior to the Effective Time shall (A) in the case of such Asset Taxes that are based upon or related to income or receipts or imposed on a transactional basis such as severance or production Taxes, be allocated based on revenues from sales occurring before the Effective Time (which shall be Seller’s responsibility) and from and after the Effective Time (which shall be Buyer’s responsibility); and (B) in the case of other Asset Taxes, be allocated pro rata per day between the period immediately prior to the Effective Time and the period beginning at the Effective Time. For purposes of clause (A) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the period ending immediately prior to the Effective Time and the period beginning at the Effective Time. To the extent the actual amount of any Asset Taxes described in this Section 15.2(b) is not determinable at Closing, Buyer and Seller shall utilize the most recent information available in estimating the amount of such Asset Taxes for purposes of Section 3.3(a)(iv) and Section 3.3(b)(v). Upon determination of the actual amount of Asset Taxes, Seller shall pay to Buyer to the extent not taken into account in the Final Settlement Statement any additional amount necessary to equal Seller’s share of the Asset Taxes. In the event the amount of the Asset Taxes paid by Seller or included as a reduction to the Purchase Price pursuant to Section 3.3(b)(v) at Closing exceeds Seller’s share of the Asset Taxes, Buyer shall pay the amount of any such overage to Seller. Any allocation of Asset Taxes between the Parties shall be in accordance with this Section 15.2(b).
(c)    From and after Closing, Buyer shall file any Tax Return with respect to Asset Taxes assessed with respect to the ownership and operation of the Assets attributable to a Straddle Period and shall pay any such Asset Taxes shown due and owing on such Tax Return, subject to Buyer’s right of reimbursement for any Asset Taxes for which Seller is responsible under Section 15.2(b) (to the extent such amounts have not been taken into account in Section 3.3). Within 15 days prior to filing, Buyer shall deliver to Seller a draft of any such Straddle Period Tax Return for Seller’s review and approval (which approval will not be unreasonably withheld, conditioned or delayed). The procedures of Section 3.6 shall be applied in the event of a dispute for any item under this Section 15.2, mutatis mutandis.
(d)    The Parties shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes relating to the Assets. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such Tax Return or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. The Parties agree to retain all books and records with respect to Tax matters pertinent to the Assets relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations of the respective Tax periods and to abide by all record retention agreements entered into with any Governmental Authority.
(e)    Any payments made to any Party pursuant to Article XIII and this Article XV shall constitute an adjustment to the Purchase Price for Tax purposes and shall be treated as such by Buyer and Seller on their respective Tax Returns to the extent permitted by Law.
(f)    Notwithstanding anything in this Agreement to the contrary, if Buyer becomes entitled, pursuant to Section 2.3(c), to any amounts earned from the sale of

Hydrocarbons, which amounts are received after the date that is 12 months after the Closing Date, Buyer shall be allocated and bear all Asset Taxes attributable to the production of such Hydrocarbons or the receipt of proceeds therefrom notwithstanding that such Hydrocarbons were produced prior to the Effective Time.
(g)    Notwithstanding anything else in this Agreement, each Party shall have the right to structure the transactions contemplated under the terms of this Agreement as a Like-Kind Exchange. Notwithstanding any other provisions of this agreement, in connection with effectuating a Like-Kind Exchange, each Party shall have the right, at or prior to the Closing Date or any subsequent closing, to assign all or a portion of its rights under this Agreement (the “Assigned Rights”) to a “qualified intermediary” (as that term is defined in Section 1.1031(k)-1(g)(4) of the Treasury Regulations) or to a “qualified exchange accommodation titleholder” (as that term is defined in U.S. Revenue Procedure 2000-37). In the event a Party (in its capacity as an exchanging party, referred to in this Section 15.2(g) as an “Exchanging Party”) assigns the Assigned Rights to a “qualified intermediary” pursuant to this Section 15.2(g), then such Exchanging Party agrees to notify the other Party in writing of such assignment reasonably in advance of the Closing Date. In addition, should a Party choose to effectuate a Like-Kind Exchange, the Parties agree to use reasonable best efforts to cooperate with one another in the completion of such an exchange, including the execution of all documents reasonably necessary to effectuate such a Like-Kind Exchange; provided, however, that (i) the Closing Date shall not be delayed or affected by reason of the Like-Kind Exchange, (ii) the Exchanging Party shall effect its Exchange through an assignment of the Assigned Rights to a “qualified intermediary” or to a “qualified exchange accommodation titleholder,” but such assignment shall not release such Exchanging Party from any of its liabilities or obligations under this Agreement and (iii) the non-Exchanging Party shall incur no additional unreimbursed costs, expenses, fees or liabilities as a result of or in connection with the exchange requested by the Exchanging Party. Each of Seller and Buyer hereby acknowledge and agree that any assignment of this Agreement pursuant to this Section 15.2(g) shall not release a Party from, or modify, any of its respective liabilities and obligations (including indemnity obligations to each other) under this Agreement. Neither Party, by its consent to a Like-Kind Exchange, shall be responsible in any way for the Exchanging Party’s compliance with such Like-Kind Exchange.
15.3    Value Allocations for Tax Purposes. Seller and Buyer agree that the portion, if any, of the Adjusted Purchase Price and the Assumed Obligations in each case that are treated for federal Tax purposes as consideration for a sale transaction (collectively, the “Allocable Amount”) shall be allocated among the various Assets for federal and state income Tax purposes. The initial draft of such allocations shall be prepared by Seller and shall be provided to Buyer concurrently with the delivery of the Final Settlement Statement and for the avoidance of doubt shall be prepared in a manner consistent with the Allocated Values of the Wells and Future Wells determined pursuant to Section 3.7. Seller and Buyer shall then prepare a mutually agreeable final schedule of any Allocable Amount among the Assets (as adjusted, the “Allocation Schedule”), which agreement shall be consistent with Section 3.7 and will not be unreasonably withheld, conditioned or delayed by either Party. The Allocation Schedule shall be updated to reflect any adjustments to the Allocable Amount. If required, the allocation of the Allocable Amount shall be reflected on a completed Internal Revenue Service Form 8594 (Asset Acquisition Statement under Section 1060), which Form will be timely filed separately by Seller and Buyer with the Internal Revenue Service pursuant to the requirements of Section 1060(b) of the Code. Each Party agrees not to take any position inconsistent with the allocations set forth in the Allocation Schedule unless required by applicable Law or with the consent of the other Party. The Parties further agree that the allocations set forth on the Allocation Schedule will represent reasonable estimates of the fair market values of the Assets described therein. The procedures of Section 3.6 shall be applied in the event of a dispute for any item under this Section 15.3, mutatis mutandis.

15.4    Assignment. Subject to Section 15.2(g), neither this Agreement, nor any rights, obligations, liabilities, covenants, duties or responsibilities hereunder, may be assigned by any Party, in whole or in part, without the prior written consent of the other Party, which consent may be withheld for any reason. Any assignment in violation of the foregoing shall be deemed void ab initio; provided that, Buyer may assign all or a portion of its rights under this Agreement to a wholly-owned Affiliate of Buyer so long as such Affiliate expressly assumes all of the terms and conditions of this Agreement, without limitation to the succeeding sentences in this Section 15.4. No assignment by any Party of this Agreement shall relieve such Party of any of its obligations (including indemnity obligations), liabilities, covenants, duties or responsibilities hereunder. Any assignment or other transfer by Buyer or its successors and assigns of any of the Assets shall not relieve Buyer or its successors or assigns of any of their obligations (including indemnity obligations) hereunder, as to the Assets so assigned or transferred.
15.5    Preparation of Agreement. Both Seller and Buyer and their respective counsel participated in the preparation of this Agreement. In the event of any ambiguity in this Agreement, no presumption shall arise based on the identity of the draftsman of this Agreement.
15.6    Publicity; Disclosure of Agreement and Transaction. Seller and Buyer and their respective Affiliates, if applicable, shall consult with each other with regard to all press releases or other public or private announcements issued or made at or prior to the Closing concerning this Agreement or the transactions contemplated herein, and neither Buyer nor Seller shall issue, and each of them shall not permit any Affiliate to issue any such press release or other publicity without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed; provided that, (a) to the extent that any such disclosure is required by applicable securities or other Laws or regulations or the applicable rules of any Governmental Authority or stock exchange having jurisdiction over the disclosing Party or its Affiliates, or (b) for press releases that do not reference the name of the other Party or the location of the Assets (other than a general reference to the counties where such Assets are located), then, in each case, such consent shall not be unreasonably withheld, conditioned or delayed.
15.7    Notices. All notices and communications which are required or may be given to a Party hereunder shall be in writing and shall be deemed to have been duly given upon the earliest of: (a) if by personal delivery, then the date of delivery if such date is a Business Day during normal business hours, or, if such date is not a Business Day during normal business hours, then the next Business Day, (b) if sent by U.S. certified mail, postage prepaid, return receipt requested, then the date shown as received on the return notice, (c) if sent by email, upon acknowledge of receipt, excluding automatic receipts, provided, that receipt of such email is requested, and the receiving Person shall be affirmatively obligated to promptly acknowledge receipt, or (c) if by Federal Express overnight delivery (or other reputable overnight delivery service), the date shown on the notice of delivery if such date is a Business Day during normal business hours, or, if such date is not a Business Day during normal business hours, then on the next Business Day:
If to Seller:
Bighorn Asset Company, LLC
c/o FDL Operating, LLC
5221 N. O’Connor Blvd. Suite 1100
Irving, Texas 75039
Attention:     Bob Mase; Blake Ramsey
E-mail:     bmase@fdlenergy.com
bramsey@fdlenergy.com
with a copy to:

Simpson Thacher & Bartlett LLP
600 Travis Street, Suite 5400
Houston, TX 77002
Attention:     Chris Bennett; Shamus Crosby
E-mail:     christopher.bennett@stblaw.com
                shamus.crosby@stblaw.com
If to Buyer:
Earthstone Energy, Inc.
1400 Woodloch Forest Drive, Suite 300
The Woodlands, Texas 77380
Attention:    Robert J. Anderson, President and Chief Executive Officer
E-mail:     robert@earthstoneenergy.com
with a copy to:

Haynes and Boone, LLP
1221 McKinney Street, Suite 4000
Houston, Texas 77010
Attention:     Austin Elam
E-mail:        austin.elam@haynesboone.com

The Parties may change the address, email addresses and facsimile numbers to which such communications are to be addressed by giving written notice to the other Parties in the manner provided in this Section 15.7.
15.8    Further Cooperation. After the Closing, Buyer and Seller shall execute and deliver, or shall cause to be executed and delivered from time to time, such further instruments of conveyance and transfer, and shall take such other actions as any Party may reasonably request, to transfer and deliver the Assets to Buyer, and to otherwise accomplish the transactions contemplated by this Agreement.
15.9    Filings, Notices and Certain Governmental Approvals. Promptly after Closing, Buyer shall (a) record the Assignment relating to the Assets and all state/federal assignments executed at the Closing in all applicable real property records and/or, if applicable, all state or federal agencies, (b) if applicable, send notices to vendors supplying goods and services for the Assets of the assignment of the Assets to Buyer and, if applicable, the designation of Buyer as the operator thereof, (c) pursue the approval of all applicable Governmental Authorities of the assignment of the Assets to Buyer and, if applicable, the designation of Buyer as the operator thereof and (d) subject to the provisions of Section 5.4(b)(iii), pursue all other consents and approvals that may be reasonably required in connection with the assignment of the Assets to Buyer and the assumption of the Liabilities assumed by Buyer hereunder, that shall not have been obtained prior to Closing. Buyer obligates itself to take any and all action reasonably required of it by any Governmental Authority in order to obtain such approval, including but not limited to, the posting of any and all bonds or other security that may be required in excess of its existing lease, pipeline or area-wide bond.
15.10    Entire Agreement; Conflicts. THIS AGREEMENT, THE CONFIDENTIALITY AGREEMENT, THE APPENDICES, EXHIBITS AND SCHEDULES HERETO AND THE TRANSACTION DOCUMENTS COLLECTIVELY CONSTITUTE THE ENTIRE AGREEMENT AMONG THE PARTIES PERTAINING TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ALL PRIOR AGREEMENTS, UNDERSTANDINGS, NEGOTIATIONS, AND DISCUSSIONS, WHETHER ORAL OR WRITTEN, OF THE

PARTIES PERTAINING TO THE SUBJECT MATTER OF THIS AGREEMENT. THERE ARE NO WARRANTIES, REPRESENTATIONS, OR OTHER AGREEMENTS AMONG THE PARTIES RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, AND NO PARTY SHALL BE BOUND BY OR LIABLE FOR ANY ALLEGED REPRESENTATION, PROMISE, INDUCEMENT OR STATEMENTS OF INTENTION NOT SO SET FORTH. IN THE EVENT OF A CONFLICT BETWEEN: (A) THE TERMS AND PROVISIONS OF THIS AGREEMENT AND THE TERMS AND PROVISIONS OF ANY APPENDIX, SCHEDULE OR EXHIBIT HERETO, THE TERMS AND PROVISIONS OF THIS AGREEMENT SHALL GOVERN AND CONTROL; OR (B) THE TERMS AND PROVISION OF THIS AGREEMENT AND THE TERMS AND PROVISIONS OF ANY TRANSACTION DOCUMENT, THE TERMS AND PROVISIONS OF THIS AGREEMENT SHALL GOVERN AND CONTROL; PROVIDED, HOWEVER, THAT THE INCLUSION IN ANY OF THE SCHEDULES OR EXHIBITS HERETO OR ANY TRANSACTION DOCUMENT OF TERMS AND PROVISIONS NOT ADDRESSED IN THIS AGREEMENT SHALL NOT BE DEEMED A CONFLICT, AND ALL SUCH ADDITIONAL PROVISIONS SHALL BE GIVEN FULL FORCE AND EFFECT, SUBJECT TO THE PROVISIONS OF THIS SECTION 15.10.
15.11    Successors and Permitted Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their permitted successors and assigns.
15.12    Parties in Interest. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties, or their respective related Indemnified Parties hereunder any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided that only a Party will have the right to enforce the provisions of this Agreement on its own behalf or on behalf of any of its related Indemnified Parties (but shall not be obligated to do so).
15.13    Amendment. This Agreement may be amended, restated, supplemented or otherwise modified only by an instrument in writing executed by all of the Parties and expressly identified as an amendment, restatement, supplement or modification.
15.14    Waiver; Rights Cumulative. Any of the terms, covenants, representations, warranties or conditions hereof may be waived only by a written instrument executed by or on behalf of the Party waiving compliance. No course of dealing on the part of any Party, or their respective officers, employees, agents, or representatives, nor any failure by a Party to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. No waiver by any Party of any condition, or any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation, or warranty. The rights of the Parties under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.
15.15    Governing Law; Jurisdiction; Venue; Jury Waiver. THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS EXCLUDING ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT MIGHT REFER CONSTRUCTION OF SUCH PROVISIONS TO THE LAWS OF ANOTHER JURISDICTION. EACH OF THE PARTIES CONSENT TO THE EXERCISE OF JURISDICTION IN PERSONAM BY THE UNITED STATES FEDERAL DISTRICT COURTS LOCATED IN DALLAS, DALLAS COUNTY, TEXAS (OR IF THE FEDERAL DISTRICT COURTS DO

NOT HAVE JURISDICTION, THEN THE STATE COURTS IN DALLAS, DALLAS COUNTY, TEXAS) FOR ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY (EXCEPT AS OTHERWISE CONTEMPLATED BY SECTION 3.6, SECTION 5.2(I) OR SECTION 6.1(E)). ALL SUCH ACTIONS, SUITS OR PROCEEDINGS WITH RESPECT TO, ARISING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, OUT OF, RELATED TO, OR FROM THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY SHALL BE EXCLUSIVELY LITIGATED IN THE UNITED STATES FEDERAL DISTRICT COURTS HAVING SITES IN DALLAS, DALLAS COUNTY, TEXAS (AND ALL APPELLATE COURTS HAVING JURISDICTION THEREOVER) OR, IF THE FEDERAL COURTS DO NOT HAVE JURISDICTION, THEN THE STATE COURTS IN DALLAS, DALLAS COUNTY, TEXAS (AND ALL APPELLATE COURTS HAVING JURISDICTION THEREOVER). EACH PARTY WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION, SUIT OR PROCEEDING IN SUCH COURTS AND WAIVE ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER SUCH PARTY. TO THE EXTENT THAT EITHER PARTY OR ANY OF ITS AFFILIATES HAS ACQUIRED, OR HEREAFTER MAY ACQUIRE, ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION, EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, SUCH PARTY (ON ITS OWN BEHALF AND ON BEHALF OF ITS AFFILIATES) HEREBY IRREVOCABLY (I) WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS WITH RESPECT TO THIS AGREEMENT AND (II) SUBMITS TO THE PERSONAL JURISDICTION OF ANY COURT DESCRIBED IN THIS SECTION 15.15. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.
15.16    Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
15.17    Removal of Name. As promptly as practicable, but in any case within 30 days after the Closing Date, Buyer shall eliminate the names of Seller, Operator and any of their Affiliates and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller, Operator or any of their Affiliates.
15.18    Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by facsimile transmission or other electronic transmission shall be deemed an original signature hereto.

15.19    Time is of the Essence. With respect to all dates and time periods in this Agreement, time is of the essence. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (or the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.
15.20    No Recourse. The Parties acknowledge and agree that no past, present or future director, manager, officer, employee, incorporator, member, partner, direct or indirect equity holder, agent, attorney, representative, Affiliate, service provider (including the Operator) or financing source of any of the Parties (or any past, present or future directors, managers, officers, employees, incorporators, members, partners, equity holders, agents, attorneys, representatives, Affiliates (other than any of the Parties) or financing sources of any of the foregoing) (each, a “Non-Recourse Person”), in such capacity, shall have any liability or responsibility (in contract, tort or otherwise) for any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, Liabilities, interest or causes of action whatsoever, at law or in equity, known or unknown, which are arising from, based upon, related to or associated with the negotiation, performance and consummation of this Agreement or the other Transaction Documents or the transactions contemplated hereunder or thereunder, in each case. This Agreement may only be enforced against, and any dispute, controversy, matter or claim arising from, based upon, related to or associated with this Agreement, or the negotiation, performance or consummation of this Agreement, may only be brought against the entities that are expressly named as Parties, and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Recourse Person is expressly intended as a third-party beneficiary of this Section 15.20.
15.21    Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, money damages would be inadequate (and therefore the non-breaching Party would have no adequate remedy at Law) and the non-breaching Party would be irreparably damaged. Accordingly, each Party agrees that, prior to the Closing, Buyer, and following the Closing, Buyer and Seller, shall be entitled to specific performance, an injunction or other equitable relief (without posting of bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any proceeding, in addition to any other remedy to which such Person may be entitled.
[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, Seller, Buyer and Earthstone have executed this Agreement on the Execution Date.

Seller:

BIGHORN ASSET COMPANY, LLC

By:	Bighorn Permian Resources, LLC, its sole member

By:	/s/ Steven D. Gray
Name:	Steven D. Gray
Title:	Authorized Person

Buyer:

EARTHSTONE ENERGY HOLDINGS, LLC

By:	/s/ Robert J. Anderson
Name:	Robert J. Anderson
Title:	President and Chief Executive Officer

Earthstone:

EARTHSTONE ENERGY, INC.

By:	/s/ Robert J. Anderson
Name:	Robert J. Anderson
Title:	President and Chief Executive Officer

    [Signature Page to Purchase and Sale Agreement]

APPENDIX I
DEFINED TERMS
Capitalized terms used in this Agreement shall have the meanings set forth in this Appendix I unless the context requires otherwise.
“AAA” means the American Arbitration Association.
“AAA Rules” means the Commercial Arbitration Rules of the AAA.
“Accounting Arbitrator” has the meaning set forth in Section 3.6.
“Adjusted Purchase Price” has the meaning set forth in Section 3.3.
“AFE” has the meaning set forth in Section 7.11.
“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The concept of control, controlling or controlled as used in the aforesaid context means the possession, directly or indirectly, of the power to direct or cause the direction of the management, policies or action of another, whether through the ownership of voting securities, voting trust, by contract, or membership in management or in the group appointing or electing management or otherwise through formal or informal arrangements or business relationships. Notwithstanding the foregoing, any direct and indirect subsidiaries, portfolio companies, affiliated funds, pooled investment vehicles, limited partners, managed, operated or advised funds, general partners, members, managed accounts or stockholders of any investment funds controlled by, or other debt or equity investments of Operator (other than Seller and any wholly-owned subsidiaries of Seller) shall not be deemed to be an Affiliate of any Seller for purposes of this Agreement.
“Aggregate Deductible” means two and one-half percent (2.50%) of the unadjusted Purchase Price.
“Agreement” has the meaning set forth in the first paragraph herein.
“Allocable Amount” has the meaning set forth in Section 15.3.
“Allocated Value” has the meaning set forth in Section 3.7.
“Allocation Schedule” has the meaning set forth in Section 15.3.
“AMI Agreement” means that certain Area of Mutual Interest Agreement dated as of February 1, 2021, by and among Bighorn Permian Resources, LLC, a Delaware limited liability company, Seller and Operator (as amended, supplemented or modified from time to time).
“Applicable Contracts” means all Contracts to which Seller, Operator or any of their Affiliates is a party that relate to the Assets, including Contracts that are used by Seller, Operator or any of their Affiliates in the operation or development of the Assets, or any other Contracts by which the Assets are bound, and, in each case, that will be binding on Buyer or the Assets after the Closing, including purchase and sale agreements; farmin and farmout agreements; bottomhole agreements; crude oil, condensate, and natural gas purchase and sale, gathering, transportation and marketing agreements; hydrocarbon storage agreements; acreage contribution
    Appendix I

agreements; area of mutual interest agreements, operating agreements and balancing agreements; pooling declarations or agreements; unitization agreements; processing agreements; surface use agreements; crossing agreements; water supply agreements; saltwater disposal agreements or other waste disposal agreements; facilities or equipment leases; letters of objection and other similar contracts and agreements held by (i) Seller or any of its Affiliates, in each case, to the extent related to the Assets, or, (ii) Operator or any of its Affiliates, in each case, to the extent solely related to operation of the Assets, excluding, however, (A) the Management Services Agreement and the AMI Agreement, and (B) any other master service agreements, blanket agreements or similar Contracts.
“Asset Credit Support” means any bonds, letters of credit, guarantees and other forms of credit support, if any, posted by Seller, Operator or their respective Affiliates with Governmental Authorities or other Third Parties and relating to the Assets.
“Asset Taxes” means ad valorem, property, excise, severance, production or similar Taxes (including any interest, fine, penalty or additions to Tax imposed by Governmental Authorities in connection with such Taxes) based upon operation or ownership of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom, but excluding, for the avoidance of doubt, income, capital gains, Transfer Taxes and franchise Taxes.
“Assets” has the meaning set forth in Section 2.1.
“Assigned Rights” has the meaning set forth in Section 15.2(g).
“Assignment” means the Assignment and Bill of Sale from Seller to Buyer, pertaining to the Assets, substantially in the form attached to this Agreement as Exhibit B.
“Assumed Obligations” has the meaning set forth in Section 13.1.
“Audited Financials” has the meaning set forth in Section 0.
“Benefit Plan” means any Plan established, sponsored, maintained, contributed to or required to be contributed to by Seller or its Affiliates, for which Seller or any of its Affiliates is a party, is subject or may have Liabilities.
“Burden” means any and all rentals, royalties (including lessors’ royalties and non-participating royalties), overriding royalties, excess royalties, minimum royalties, shut-in royalties, net profits interests, bonuses and other burdens upon, measured by, or payable out of production of Hydrocarbons.
“Business Day” means any day other than Saturday or Sunday or a day on which banking institutions in Dallas, Texas are authorized by Law to close.
“Buyer” has the meaning set forth in the first paragraph herein.
“Buyer Common Stock” has the meaning set forth in Section 8.2(a).
“Buyer Indemnified Parties” has the meaning set forth in Section 13.2.
“Buyer’s Auditor” has the meaning set forth in Section 0.
    Appendix I

“Buyer’s Subsidiaries” means the respective subsidiaries of each of Earthstone and Buyer.
“Cash Consideration” has the meaning set forth in Section 3.1.
“Cash Escrow Account” shall mean the interest-bearing Escrow Account established pursuant to the Escrow Agreement.
“Cash Escrow Agreement” shall mean that certain Escrow Agreement pertaining to the Cash Escrow Account dated as of the Execution Date by and among Buyer, Seller, and the Escrow Agent.
“Cash Holdback” has the meaning set forth in Section 3.2(d).
“Casualty or Condemnation Loss” has the meaning set forth in Section 5.3(b).
“Certificate of Incorporation” means that certain Third Amended and Restated Certificate of Incorporation of Earthstone, executed May 9, 2017, as amended.
“Claim Notice” has the meaning set forth in Section 13.7(b).
“Claiming Party” has the meaning set forth in Section 9.4.
“Class A Common Stock” has the meaning set forth in Section 8.2(a).
“Class B Common Stock” has the meaning set forth in Section 8.2(a).
“Closing” has the meaning set forth in Section 12.1.
“Closing Step-Up Holdback” has the meaning set forth in Section 3.2(d).
“Closing Step-Up Holdback Amount” has the meaning set forth in Section 3.2(d).
“Closing Date” has the meaning set forth in Section 12.1.
“Code” means the Internal Revenue Code of 1986, as amended.
“Communication Equipment” has the meaning set forth in Section 2.1(g).
“Confidentiality Agreement” means that certain Confidentiality Agreement dated October 30, 2021 by and between Operator, on behalf of Seller, and Earthstone.
“Consent” has the meaning set forth in Section 7.4.
“Continuing Employee” has the meaning set forth in the Transition Services Agreement.
“Contract” means any written contract or agreement, but excluding, however, any Lease, easement, right-of-way, Permit or other instrument creating or evidencing an any oil and gas mineral interests or other real property interests.
“COPAS” shall mean the Accounting Procedures promulgated by the Council of Petroleum Accountants Societies.
    Appendix I

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES).
“Cure Period” has the meaning set forth in Section 5.2(c).
“Customary Post Closing Consents” means the consents and approvals from Governmental Authorities for the assignment of the Assets to Buyer that are customarily obtained after the assignment of properties similar to the Assets.
“Debt Instrument” means any Applicable Contract that is an indenture, mortgage, loan, credit agreement, sale-leaseback or similar financial Contract or any guaranty of any such Contract, in each case, to the extent creating or evidencing indebtedness on the part of Seller or its Affiliates for borrowed money.
“Decommission” and “Decommissioning” shall mean all dismantling and decommissioning activities and obligations as are required by Law, any Governmental Authority or Applicable Contracts including all well plugging, replugging and abandonment, facility dismantlement and removal, pipeline and flowline removal, dismantlement and removal of all other property of any kind related to or associated with operations or activities and associated site clearance, site restoration and site remediation.
“Decommissioning Obligations” shall have the meaning set forth in Section 13.1.
“Defect Claim Date” means on or before 5:00 p.m. (Central Prevailing Time) on March 16, 2022.
“Defensible Title” means such right, title and interest of Seller as of the Closing that, subject to Permitted Encumbrances, is fairly deducible of record, or, where title is derived by unrecorded instruments or documented elections, in each case, made or delivered pursuant to joint operating agreements, pooling agreements or unitization agreements and:
(a)    with respect to each Well shown in Exhibit A-1 and each Future Well shown in Exhibit C, entitles Seller to receive not less than the Net Revenue Interest shown in Exhibit A-1 or Exhibit C for such Well or such Future Well throughout the productive life of such Well or Future Well, except for (i) decreases in connection with those operations in which Seller may from and after the Execution Date elect to be a non-consenting co-owner in accordance with this Agreement, (ii) decreases resulting from the establishment or amendment from and after the Execution Date of pools or units, (iii) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past underdeliveries, (iv) decreases resulting from any reversion of interest to a co-owner with respect to operations in which such co-owner, after the Execution Date, elects not to consent, or prior to the Execution Date, elected not to consent, and (v) as otherwise stated in Exhibit A-1 or Exhibit C;
(b)    with respect to each Well shown in Exhibit A-1 and each Future Well shown in Exhibit C, obligates Seller to bear a percentage of the costs and expenses for the
    Appendix I

development and maintenance of, and operations relating to, such Well of not more than the Working Interest shown in Exhibit A-1 or Exhibit C for such Well or such Future Well throughout the productive life of such Well or Future Well, except (i) increases resulting from contribution requirements with respect to defaulting co-owners from and after the Execution Date under applicable operating agreements, (ii) increases to the extent that such increases are accompanied by a proportionate increase in Seller’s Net Revenue Interest with respect to such Well, (iii) increases resulting from the establishment or amendment from and after the Execution Date of pools or units and (iv) as otherwise stated in Exhibit A-1 or Exhibit C; and
(c)    with respect to each other Property, is free and clear of all Encumbrances, in each case, only as to the applicable Target Formation for the applicable Well or Future Well or Property, as the case may be.
“Deposit” has the meaning set forth in Section 3.2(a).
“Dispute Notice” has the meaning set forth in Section 3.5.
“DOJ” means the Department of Justice.
“Earthstone” has the meaning set forth in the first paragraph herein.
“Earthstone Audit Committee” has the meaning set forth in Section 8.19(a).
“Earthstone Board” means the Board of Directors of Earthstone.
“Earthstone Financial Statements” means the audited financial statements filed with the SEC by Earthstone for the year ended December 31, 2020.
“Earthstone Internal Controls” has the meaning set forth in Section 8.19(a).
“Earthstone Material Adverse Effect” means any change, inaccuracy, effect, event, result, occurrence, condition or fact (for the purposes of this definition, each, an event) (whether foreseeable or not and whether covered by insurance or not) that results in, (1) a material adverse effect upon the ability of the Earthstone Parties to consummate the transactions contemplated by this Agreement, or to perform their respective obligations hereunder, or (2) a material adverse effect on the business, financial condition or results of operations of the Earthstone Entities, taken as a whole; provided, however that the term “Earthstone Material Adverse Effect” shall not include such material adverse effects resulting from: (a) entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (b) changes in general market, economic, financial or political conditions (including changes in commodity prices, fuel supply or transportation markets, interest or rates, or general market prices in the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally) in the area in which the Assets are located, the United States or worldwide; (c) changes in conditions or developments generally applicable to the industry of the Earthstone Parties in the geographical area where the Earthstone Parties operate; (d) acts of God, including hurricanes, storms or other naturally occurring events; (e) acts or failures to act of Governmental Authorities, except as the result of action or inaction of the Earthstone Parties or any of their Affiliates; (f) civil unrest, any outbreak of disease or hostilities, terrorist activities or war or any similar disorder; (g) any actions taken or omitted to be taken (A) by or at the written request or with the prior written consent of Seller or (B) as expressly permitted or prescribed under this
    Appendix I

Agreement; (h) matters that are cured or no longer exist by the earlier of Closing and the termination of this Agreement; (i) any change in Laws or in GAAP and any interpretations thereof from and after the Execution Date; (j) any casualty or condemnation loss with respect to any assets; (k) any reclassification or recalculation of reserves in the ordinary course of business; (l) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or any COVID-19 Measures adopted by the Earthstone Parties; and (m) natural declines in well performance.
“Earthstone Material Contracts” means all leases, contracts, agreements (oral or written) and instruments to which Buyer or any Buyer Subsidiary is a party as of the date hereof and which are in any single case, of material importance to the conduct of the business of Buyer and the Buyer Subsidiaries, taken as a whole, or that are otherwise required to be included in any filings with the SEC pursuant to the Exchange Act and the rules and regulations promulgated thereunder.
“Earthstone Entities” means the Earthstone Parties and the Buyer Subsidiaries.
“Earthstone Parties” has the meaning set forth in the first paragraph herein.
“Earthstone Preferred Stock” has the meaning set forth in Section 8.2(a).
“EEH LLC Agreement” means the First Amended and Restated Limited Liability Company Agreement of Buyer dated May 9, 2017.
“EEH Organizational Documents” means the certificate of formation of Buyer and the EEH LLC Agreement.
“EEH Units” means Units (as defined in the EEH LLC Agreement) of Buyer having such rights, privileges and preferences of the “Units” as set forth in the EEH LLC Agreement.
“Effective Time” means 12:01 a.m. (Central Prevailing Time) on January 1, 2022.
“Eligible Stockholder” means any holder of any direct or indirect interest in Seller to which Seller directs any shares of Class A Common Stock that comprise the Stock Consideration to be delivered at least five (5) Business Days prior to the Closing Date.
“Emergence Date” means February 1, 2021.
“Employee” has the meaning set forth in the Transition Services Agreement.
“Encumbrance” means any lien, mortgage, security interest, pledge, charge, collateral assignment, deed of trust or option.
“Environmental Arbitrator” has the meaning set forth in Section 6.1(e).
“Environmental Condition” means a condition existing on the Execution Date with respect to the air, soil, subsurface, surface waters, ground waters and/or sediments that causes (a)
    Appendix I

any Asset (or Seller or Operator with respect to any Asset) not to be in compliance with an Environmental Law or (b) the existence as of the Execution Date with respect to the Assets or the operation thereof of any environmental pollution, contamination or degradation where remedial or corrective action is presently required under Environmental Laws. For the avoidance of doubt, (i) the fact that a Well is no longer capable of producing sufficient quantities of oil or gas to continue to be classified as a “producing well” or that such a Well should be temporarily abandoned or permanently plugged and abandoned shall, in each case, not form the basis of an Environmental Condition, (ii) the fact that a pipe is temporarily not in use shall not form the basis of an Environmental Condition, and (iii) except with respect to Personal Property (A) that causes or has caused contamination of soil, surface water or groundwater or (B) the use or condition of which is a violation of Environmental Law, the physical condition of any surface or subsurface Personal Property, including water or oil tanks, separators or other ancillary equipment, shall not form the basis of an Environmental Condition.
“Environmental Defect” means an Environmental Condition existing on the Closing Date with respect to an Asset.
“Environmental Defect Notice” and “Environmental Defect Notices” have the meanings set forth in Section 6.1(a).
“Environmental Defect Property” has the meaning set forth in Section 6.1(a).
“Environmental Disputes” has the meaning set forth in Section 6.1(e).
“Environmental Indemnity Agreement” has the meaning set forth in Section 6.1(b)(iii).
“Environmental Laws” means any applicable Law relating to the protection of the environment, including those Laws relating to the storage, handling and use of chemicals and other Hazardous Substances and those Laws relating to the generation, processing, treatment, storage, transportation, disposal or other management thereof. The term “Environmental Laws” does not include (a) good or desirable operating practices or standards that may be employed or adopted by other oil and gas well operators or recommended by a Governmental Authority, or (b) the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq., as amended, or any other Law governing worker health or safety.
“Environmental Liability” means any Liability (a) resulting from or attributable to the actual or threatened Release of Hazardous Materials into the environment or resulting from or attributable to exposure to Hazardous Materials; (b) resulting from or attributable to the generation, manufacture, processing, distribution, use, treatment, storage, Release or threatened Release, transport or handling of Hazardous Materials; or (c) otherwise arising under or related to Environmental Laws or the violation thereof.
“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.
“Escrow Agent” means Bank of America, N.A.
“Escrowed Cash” has the meaning set forth in Section 13.13(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchanging Party” has the meaning set forth in Section 15.2(g).
    Appendix I

“Excluded Assets” has the meaning set forth in Section 2.2.
“Execution Date” has the meaning set forth in first paragraph herein.
“EY” has the meaning set forth in Section 3.6.
“Final Settlement Statement” has the meaning set forth in Section 3.5.
“Financial Statements” has the meaning set forth in Section 8.14(b).
“Financing” has the meaning set forth in Section 0.
“FTC” means the Federal Trade Commission.
“Fundamental Representations” means those representations and warranties of Seller contained in Section 7.1, Section 7.2, Section 7.3(a), Section 7.6, Section 7.13 and Section 7.15.
“Future Location” shall mean each well location identified on Exhibit C for a well to be drilled, completed, redrilled or recompleted in the future.
“Future Well” shall mean a drilled, completed, redrilled or recompleted to be drilled in the future on a Future Location identified on Exhibit C.
“GAAP” means generally accepted accounting principles as used in the United States of America.
“GAAS” has the meaning set forth in Section 0.
“Governmental Authority” means any federal, state, county, city, local, municipal, tribal, foreign or other government; any governmental, quasi-governmental, regulatory or administrative agency, commission, body or other authority, including any stock exchange, exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or Taxing authority or power; and any court or other tribunal, including any tribal authority having or asserting jurisdiction.
“Hazardous Materials” means any substance, material, waste or radiation including any: (a) pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, products or chemicals that are regulated by or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “restricted hazardous waste,” “extremely hazardous waste,” “solid waste,” “toxic waste,” “extremely hazardous substance,” “chemical substance,” “toxic pollutant,” “contaminant” or “pollutant”, or may form the basis of liability under, any Environmental Laws, including NORM; (b) hydrocarbons, petroleum, petrochemical or petroleum products, petroleum substances, natural gas liquid, condensate, natural gas, crude oil or any components, fractionations or derivatives thereof or any mixtures containing any of the foregoing; (c) oil and gas exploration and production wastes, including produced and flow back waters; and (d) asbestos containing materials, mercury, polychlorinated biphenyls, mold, radioactive materials, urea formaldehyde foam insulation, or radon gas.
“Hedge Contract” shall mean any Contract to which Seller or its Affiliates is a party with respect to any swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to,
    Appendix I

one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.
“Holdback” shall have the meaning set forth in Section 13.13(a).
“Holdback Amount” means the sum of (i) the Deposit and (ii) the Closing Step-Up Holdback Amount.
“Holdback Claim” shall have the meaning set forth in Section 13.13(a).
“Holdback Termination Date” shall have the meaning set forth in Section 13.13(a).
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
“Hydrocarbons” means oil, gas and other hydrocarbons (including casinghead gas and condensate) produced or processed in association therewith (whether or not such item is in liquid or gaseous form), including all crude oils, condensates and natural gas liquids at atmospheric pressure and all gaseous hydrocarbons (including wet gas, dry gas and residue gas) or any combination thereof, and sulphur, carbon dioxide and any other minerals extracted from, attributable to or produced in association therewith.
“Imbalances” means all Well Imbalances and Pipeline Imbalances.
“Indemnified Party” has the meaning set forth in Section 13.7(a).
“Indemnifying Party” has the meaning set forth in Section 13.7(a).
“Indemnity Deductible” has the meaning set forth in Section 13.4(a).
“Indemnity Escrow Accounts” has the meaning set forth in Section 0.
“Individual Environmental Defect Threshold” has the meaning set forth in Section 6.1(d).
“Individual Title Defect Threshold” has the meaning set forth in Section 5.2(h).
“Instruction Letter” has the meaning set forth in Section 0(b).
“Interim Period” means the period of time commencing with the Effective Time and ending immediately prior to Closing.
“Knowledge” means, (i) with respect to Seller, the actual knowledge (without due investigation or inquiry) of the following Persons: Robert H. Mase and R. Blake Ramsey; and (ii) with respect to any Earthstone Entity, the actual knowledge (without due investigation or inquiry) of the following Persons: Robert J. Anderson and Mark Lumpkin, Jr.
“Law” means any applicable statute, law (including any obligation arising under the common law), rule, regulation, ordinance, order, code, ruling, writ, injunction, decree or other official act of or by any Governmental Authority.
    Appendix I

“Leases” has the meaning set forth in Section 2.1(a).
“Liabilities” means any and all claims, causes of actions, payments, charges, judgments, assessments, losses, monetary damages, penalties, fines, fees, Taxes, interest obligations, deficiencies, debts, obligations, costs and expenses and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), including any amounts paid in settlement, interest, court costs, costs of investigators, attorneys’ fees, legal or other expenses incurred in connection therewith, and including liabilities, costs, losses and damages for personal injury, death, property damage, environmental damage or Remediation.
“Like-Kind Exchange” means a simultaneous or deferred (forward or reverse) exchange allowed pursuant to Section 1031 of the Code and the Treasury Regulations promulgated thereunder or any applicable state or local tax laws.
“Lock-Up Agreement” has the meaning set forth in Section 9.11.
“Management Services Agreement” means that certain Management Services Agreement dated as of February 1, 2021, by and among Bighorn Permian Resources, LLC, a Delaware limited liability company, Seller and Operator (as amended, supplemented or modified from time to time).
“Material Adverse Effect” means, with respect to Seller, any change, inaccuracy, effect, event, result, occurrence, condition or fact (for the purposes of this definition, each, an event) (whether foreseeable or not and whether covered by insurance or not) that results in, (1) a material adverse effect upon the ability of Seller to consummate the transactions contemplated by this Agreement, or to perform its obligations hereunder, or (2) a material adverse effect on the ownership, operation, financial condition or value of the Assets, taken as a whole, as currently owned and operated as of the Execution Date; provided, however, that Material Adverse Effect shall not include such material adverse effects resulting from: (a) entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (b) changes in general market, economic, financial or political conditions (including changes in commodity prices, fuel supply or transportation markets, interest or rates, or general market prices in the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally) in the area in which the Assets are located, the United States or worldwide; (c) changes in conditions or developments generally applicable to the oil and gas industry in the area where the Assets are located; (d) acts of God, including hurricanes, storms or other naturally occurring events; (e) acts or failures to act of Governmental Authorities, except as the result of action or inaction of Seller or its Affiliates; (f) civil unrest, any outbreak of disease or hostilities, terrorist activities or war or any similar disorder; (g) any actions taken or omitted to be taken (A) by or at the written request or with the prior written consent of Buyer or (B) as expressly permitted or prescribed under this Agreement; (h) matters that are cured or no longer exist by the earlier of Closing and the termination of this Agreement; (i) any change in Laws or in GAAP and any interpretations thereof from and after the Execution Date; (j) Casualty or Condemnation Losses; (k) any reclassification or recalculation of reserves in the ordinary course of business; (l) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of
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this Agreement or any COVID-19 Measures adopted by Seller or Operator; and (m) natural declines in well performance.
“Material Contracts” has the meaning set forth in Section 7.8.
“Net Revenue Interest”, with respect to any Well or Future Well, means the interest in and to all Hydrocarbons produced, saved and sold from or allocated to such Well or Future Well (limited to the applicable Target Formation), after giving effect to all Burdens.
“Non-Recourse Person” has the meaning set forth in Section 15.20.
“NORM” means naturally occurring radioactive material.
“NYSE” means the New York Stock Exchange, Inc.
“Operating Expenses” means all (a) operating expenses (including costs of insurance) and capital expenditures incurred in the ownership and operation of the Assets in the ordinary course of business and, where applicable, under and pursuant to the relevant operating or unit agreement, if any, (b) all extension payments, renewal payments, rentals and other lease maintenance payments and (c) all overhead costs charged to the Assets under the relevant operating agreement or unit agreement by a Third Party (excluding, for purposes of clarity, any overhead paid to Operator), if any, but excluding (in all cases) Liabilities attributable to (i) personal injury or death, property damage, torts, breach of contract or violation of any Law, (ii) Decommissioning Obligations, (iii) title matters and Environmental Liabilities and costs or expenses to cure or remediate Title Defects or Environmental Defects, (iv) obligations with respect to Imbalances, (v) obligations to pay Burdens, royalties, overriding royalties or other interest owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Assets, including Suspense Funds, (vi) obligations with respect to Hedge Contracts, (vii) all general and administrative or overhead amounts or reimbursements paid to Operator or any Affiliate, including any amounts paid under Section 11 of the Management Services Agreement, (viii) obligations with respect to Asset Taxes, and (ix) claims for indemnification or reimbursement from Operator, its Affiliates or any Third Party with respect to costs of the types described in the preceding clauses (i) through (viii), whether such claims are made pursuant to contract or otherwise.
“Operations Wells” has the meaning set forth in Section 2.1(b).
“Operator” means, collectively, FDL SMB Management LLC, a Delaware limited liability company, in its role as counterparty in the Management Services Agreement, and FDL Operating LLC, a Delaware limited liability company, in its role as operator of record of the Assets.
“Operator Benefit Plan” means any Plan, established, sponsored, maintained, contributed to or required to be contributed to by the Operator or its Affiliates, for which the Operator or any of its Affiliates is a party, is subject or may have Liabilities.
“Outside Termination Date” means May 16, 2022, provided, however, that if on the Outside Termination Date, the conditions set forth in Section 10.3, Section 10.6, Section 11.3 or Section 11.6 have not been satisfied but all other conditions to Closing have been satisfied at such time (other than those actions or deliveries to occur at Closing or contingent upon the satisfaction of other conditions precedent to Closing), then, at the written election of Seller or Buyer, the Outside Termination Date shall be extended until (a) in the case of the conditions set
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forth in Section 10.3 or Section 11.3, June 13, 2022 and (b) in the case of the conditions set forth in Section 10.6 or Section 11.6, July 13, 2022 (and in the case of any such extension, any reference to the Outside Termination Date in any other provision of this Agreement shall be a reference to the Outside Termination Date, as extended).
“Party” and “Parties” have the meanings set forth in the first paragraph herein.
“Per Share Value” has the meaning set forth on Schedule PSV.
“Permit” has the meaning set forth in Section 2.1(d).
“Permitted Encumbrances” means:
(a)    the terms and conditions of all Applicable Contracts, Leases (including with respect to (x) any Leases that have expired, or will expire, pursuant to their express terms, and (y) any portions of any Leases that are lost as the result of any vertical or horizontal “Pugh clauses” or other similar provisions contained therein) and Burdens if the net cumulative effect of such Applicable Contracts, Leases and Burdens does not operate to: (i) decrease the Net Revenue Interest with respect to any Well or Future Well to an amount less than the Net Revenue Interest set forth in Exhibit A-1 or Exhibit C for such Well or Future Well; (ii) obligate Seller to bear a Working Interest with respect to any Well or Future Well in an amount greater than the Working Interest set forth in Exhibit A-1 or Exhibit C for such Well or Future Well (unless the Net Revenue Interest for such Well or Future Well is greater than the Net Revenue Interest set forth in Exhibit A-1 or Exhibit C in the same proportion as any increase in such Working Interest); or (iii) in the case of Applicable Contracts, materially impair the operation, value or use of the Assets as currently operated and used, or as contemplated to be used in connection with a Future Well;
(b)    preferential rights to purchase and required consents to assignment and similar agreements (in the case of Required Consents and Preferential Purchase Rights, solely to the extent set forth on Schedule 7.4 or Schedule 7.10), including any Preferential Purchase Rights set forth on Schedule 7.10 and any Consents (including Customary Post-Closing Consents but excluding Required Consents), and any required notices to, or filings with, Governmental Authorities in connection with the consummation of the transactions contemplated by this Agreement;
(c)    liens for Taxes or assessments not yet due or delinquent;
(d)    conventional rights of reassignment, including upon final intention to abandon or release any of the Assets;
(e)    such Title Defects as Buyer has waived or is deemed to have waived pursuant to the terms of this Agreement;
(f)    all applicable Permits and Laws (including any and all changes in or modifications of, or promulgations, adoptions, issuances, repeals or replacements of, or any and all changes in the enforcement of, applicable Laws and any interpretations thereof by any Governmental Authority from and after the Execution Date, including changes that would raise the minimum landowner royalty) and all rights reserved to or vested in any Governmental Authority (i) to control or regulate any Asset in any manner; (ii) by the terms of any right, power, franchise, grant, license or permit, or by any
    Appendix I

provision of Law, to terminate such right, power, franchise grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any Asset; (iii) to use such property in a manner which does not materially impair the use of such property for the purposes for which it is currently owned and operated; or (iv) to enforce any obligations or duties affecting the Asset to any Governmental Authority with respect to any franchise, grant, license or permit;
(g)    rights of a common owner of any interest in rights-of-way, permits or easements held by Seller and such common owner as tenants in common or through common ownership that do not operate to materially impair the operation, value or use of the Assets as currently operated and used, or as contemplated to be used in connection with a Future Well;
(h)    easements, conditions, covenants, restrictions, servitudes, permits, rights-of-way, surface leases and other similar rights for the purpose of surface or other operations, facilities, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines and other like purposes, or for the joint or common use of the lands, rights-of-way, facilities and equipment, which, in each case, do not materially impair the operation or use of the Assets as currently operated and used, or as contemplated to be used in connection with a Future Well;
(i)    vendor's, carrier's, warehousemen's, repairmen's, mechanic's, workmen's, materialmen's, construction or other like liens arising by operation of Law in the ordinary course of business or incident to the construction or improvement of any property in respect of obligations which are not yet due;
(j)    liens created under Leases, operating agreement Permits, easements, rights-of-way or Applicable Contracts, or by operation of Law in respect of obligations that are not yet due;
(k)    all litigation and claims set forth on Schedule 7.7 and all Imbalances set forth on Schedule 7.17;
(l)    mortgage liens burdening a lessor’s interest in the Assets, unless a notice of default or a complaint of foreclosure has been duly filed or any similar action taken by the mortgagee thereunder and in such case such mortgage has not been subordinated to the Lease applicable to such Asset pursuant to applicable Law or any Applicable Contract;
(m)    calls on production under existing Applicable Contracts that can be terminated upon not more than 60 days’ notice;
(n)    limitations (including drilling and operating limitations) imposed on the Assets by reason of the rights of subsurface owners or operators in a common property (including the rights of coal, utility and timber owners) that do not operate to materially impair the operation, value or use of the Assets as currently operated and used;
(o)    the terms and conditions of the Material Contracts set forth on Schedule 7.8, this Agreement and each of the Transaction Documents;
(p)    all depth restrictions or limitations currently applicable to any Asset expressly set forth in Exhibit A, Exhibit A-1 or Exhibit C;
    Appendix I

(q)    zoning and planning ordinances and municipal regulations;
(r)    any matter that would not constitute a Title Defect under the terms of this Agreement;
(s)    any termination of that certain Amended and Restated Consolidated Drilling and Development Agreement, by and between Seller and Commissioner of the General Land Office on behalf of the State of Texas, executed as of September 26, 2018 (as amended or modified from time to time);
(t)    defects that affect only which Third Party has the right to receive royalty payments (rather than the amount or the proper payment of such royalty payment);
(u)    defects or irregularities resulting from prior oil and gas leases, liens, production payments, mortgages, deeds of trust or other encumbrances that have expired by their own terms, or which, by their own terms, matured more than ten years ago, but which have not been released of record;
(v)    defects arising out of any Environmental Condition;
(w)    defects arising out of the treatment or classification of any horizontal well as an allocation well that crosses more than one Lease or leasehold tract, including (i) the failure of such Leases or leasehold tracts as to such well to be subject to a production sharing agreement or similar agreement, whether in whole or in part and (ii) the allocation of Hydrocarbons produced from such well among such Leases or leasehold tracts based upon the length of the “as drilled” horizontal wellbore open for production, the total length of the horizontal wellbore, or other methodology that is intended to reasonably attribute to each such Lease or leasehold tract its share of such production;
(x)    as to any Asset held by production, defects as a consequence of the alleged failure to conduct operations, cessation of production, insufficient production, or failure to report production or report production timely arising prior to January 1, 2010, unless Buyer is able to affirmatively establish (by means other than merely a lack of available production records) the alleged failure to conduct operations, cessation of production, insufficient production, or failure to report could reasonably be expected to give rise to a right of such lessor to terminate the underlying lease (which documents shall be included in a Title Defect Notice); and
(y)    all other Encumbrances, instruments, obligations, defects and irregularities affecting the Assets that individually or in the aggregate that do not: (i) materially interfere with the operation or use of any of the Assets (as currently owned or operated, or as contemplated to be used in connection with a Future Well); (ii) decrease the Net Revenue Interest with respect to any Well or Future Well to an amount less than the Net Revenue Interest set forth in Exhibit A-1 or Exhibit C for such Well or Future Well; or (iii) obligate Seller to bear a Working Interest with respect to any Well or Future Well in an amount greater than the Working Interest set forth in Exhibit A-1 or Exhibit C for such Well or Future Well (unless the Net Revenue Interest for such Well or Future Well is greater than the Net Revenue Interest set forth in Exhibit A-1 or Exhibit C in the same proportion as any increase in such Working Interest).
    Appendix I

“Person” means any individual, firm, corporation, company, partnership, joint venture, limited partnership, limited liability company, association, trust, estate, labor union, organization, Governmental Authority or any other entity.
“Personal Property” has the meaning set forth in Section 2.1(c).
“Pipeline Imbalance” means any marketing imbalance between the quantity of Hydrocarbons attributable to the Assets required to be delivered by Seller under any Contract relating to the gathering, transportation, marketing, storage or processing (including any production handling and processing at a separation facility) and the quantity of Hydrocarbons attributable to the Assets actually delivered by Seller pursuant to the relevant Contract, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.
“Plan” means (a) any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, restricted stock, phantom stock or stock-based, stock or cash award, deferred compensation, leave of absence, layoff, stay, vacation, day or dependent care, legal services, cafeteria, life, health, welfare, post-retirement, accident, disability or other insurance, severance, separation, retention, change of control, employment or other employee benefit or compensation plan, practice, policy, agreement or arrangement of any kind, whether written or oral, whether for the benefit of a single individual or more than one individual, and whether or not legally enforceable, and (b) any other “employee benefit plan” within the meaning of Section 3(3) of ERISA or any comparable provision of any other applicable Law.
“Post-Closing Audited Financials” has the meaning set forth in Section 0.
“Pre-Closing Audited Financials” has the meaning set forth in Section 0.
“Preferential Purchase Right” has the meaning set forth in Section 7.10.
“Preliminary Settlement Statement” has the meaning set forth in Section 3.4.
“Pro Rata Cash Share” means 0.9146.
“Pro Rata Stock Share” means 0.0854.
“Property” and “Properties” has the meaning set forth in Section 2.1(b).
“Purchase Price” has the meaning set forth in Section 3.1.
“Records” has the meaning set forth in Section 2.1(l).
“Release” means any presence, releasing, depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the environment.
“Remediation” and “Remediate” mean, with respect to any Environmental Condition, the implementation and completion of any remedial, removal, response, construction, closure, disposal or other corrective actions, including monitoring, to the extent required under Environmental Laws to control, correct or remove such Environmental Condition.
    Appendix I

“Remediation Amount” means, with respect to any Environmental Condition asserted in relation to an Environmental Defect Notice, the cost (net to Seller’s interest in the Assets) of the lowest cost Remediation of such Environmental Condition that is reasonably effective and available and in compliance with Environmental Laws; provided, however, that “Remediation Amount” shall not include (a) the costs of Buyer’s and/or its Affiliates’ employees, or, if Seller is conducting the Remediation, Buyer’s project manager(s) or attorneys, (b) expenses for matters that are ordinary costs of doing business regardless of the presence of an Environmental Condition (e.g., those costs that would ordinarily be incurred in the day-to-day operations of the Assets or in connection with Permit renewal/amendment activities), (c) overhead costs of Buyer and/or its Affiliates, or (d) any costs or expenses relating to the assessment, remediation, removal, abatement, transportation and disposal of any asbestos, asbestos-containing materials or NORM unless required to address a violation of Environmental Law. The lowest cost Remediation may include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of remediation, if such responses are allowed under Environmental Laws.
“Representatives” means, with respect to any Person, such Person’s officers, directors, managers, employees, agents, accountants, attorneys, investment bankers, consultants and other authorized representatives.
“Required Consent” has the meaning set forth in Section 5.4(b)(i).
“Reserve Report” means the reserve report, prepared by Ryder Scott Company relating to the assets as of December 31, 2021.
“ROWs” has the meaning set forth in Section 2.1(e).
“Scheduled Closing Date” has the meaning set forth in Section 12.1.
“SEC” means the United States Securities and Exchange Commission.
“SEC Filings” has the meaning set forth in Section 8.14(a).
“Securities Act” means the Securities Act of 1933, as amended.
“Seller” has the meaning set forth in the first paragraph herein.
“Seller Indemnified Parties” has the meaning set forth in Section 13.3.
“Side Letter Agreement” means the Side Letter Agreement in substantially the form attached to this Agreement as Exhibit F to be executed and delivered at Closing by Seller and each Eligible Stockholder to which any shares of Class A Common Stock comprising the Stock Consideration have actually been delivered.
“Special Warranty” has the meaning set forth in Section 5.1(b).
“Specified Liabilities” has the meaning set forth on Schedule SL.
“Stock Consideration” means 6,808,511 fully paid and nonassessable shares of Class A Common Stock; provided that where the context indicates that the term “Stock Consideration” refers to a dollar amount rather than a number of shares of Class A Common Stock, including as
    Appendix I

a component of the unadjusted Purchase Price, such term shall refer to such number of Class A Common Stock multiplied by the Per Share Value.
“Stock Escrow Account” has the meaning set forth in Section 3.2(d).
“Stock Escrow Agreement” means the Escrow Agreement pertaining to the Stock Escrow Account by and among, Seller, Buyer and the Transfer Agent, in substantially the form attached to this Agreement as Exhibit H, with such changes as are reasonably required by the Transfer Agent and agreed to by Seller and Buyer (which such agreement by either of such Parties shall not be unreasonably withheld or conditioned).
“Stock Holdback” has the meaning set forth in Section 3.2(d).
“Straddle Period” means any Tax period beginning before and ending after the Effective Time.
“Suspense Funds” means funds held in suspense (whether positive or negative, and including funds actually held in suspense for (a) unleased interests and (b) penalties and interest) that are attributable to the Assets or any interests pooled, unitized or communitized therewith.
“Tag-Along” shall mean the right or option of any Person under any Contract, Lease, or other instrument binding on Seller or any of its Affiliates, or the Assets, to require or cause a buyer or acquirer of any portion of the Assets to purchase or acquire any assets of such Person.
“Tag Holder” shall mean each Person that is an owner, grantee, or holder (or assignee or successor in interest of an owner, grantee, or holder) of a Tag-Along.
“Target Formation” means, as to any Well, the currently producing formations, and as to any Future Well, the formation(s) identified on Exhibit C with respect thereto.
“Tax” or “Taxes” means all taxes, assessments, duties, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profit, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental (including taxes under Code Section 59A), alternative minimum, add-on, value-added, withholding (including backup withholding) and other taxes, assessments, duties, levies, imposts or other similar charges of any kind (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any Governmental Authority, penalties and interest.
“Tax Return” means any return, declaration, report or information return (including any related or supporting estimates, elections, schedules, statements, or information) filed or required to be filed in connection with the determination, assessment, or collection of any Tax.
“Third Party” means any Person other than (i) a Party to this Agreement, (ii) an Affiliate of a Party to this Agreement, or (iii) Operator or an Affiliate of Operator.
“Third Party Claim” has the meaning set forth in Section 13.7(b).
“Title Arbitrator” has the meaning set forth in Section 5.2(i).
    Appendix I

“Title Benefit” means any right, circumstance or condition that operates to (a) increase the Net Revenue Interest for any Well or Future Well such that the actual Net Revenue Interest for such Well or Future Well is greater than the Net Revenue Interest shown in Exhibit A-1 or Exhibit C for such Well or Future Well to the extent the same does not cause a greater than proportionate increase in Seller’s Working Interest therein, or (b) decrease the Working Interest for any Well such that the actual Working Interest for such Well or Future Well is less than the Working Interest shown in Exhibit A-1 or Exhibit C for such Well or Future Well to the extent the same does not cause any decrease in the Net Revenue Interest for such Well or Future Well shown in Exhibit A-1 or Exhibit C for such Well or Future Well.
“Title Benefit Amount” means, with respect to any Title Benefit Property, the amount equal to the increase in the Allocated Value for such Title Benefit Property as determined pursuant to Section 5.2(g) or Section 5.2(i).
“Title Benefit Notice” has the meaning set forth in Section 5.2(b).
“Title Benefit Property” has the meaning set forth in Section 5.2(b).
“Title Defect” means any Encumbrance that causes Seller not to have Defensible Title in and to any Well or Future Well; provided that the following shall not be considered Title Defects:
(a)    defects in the chain of title consisting of the failure to recite marital status in a document or the omissions of (i) affidavits or similar instruments reflecting heirship or (ii) estate or probate proceedings, unless Buyer provides affirmative evidence that such failure results in another Person’s superior claim of title to the relevant Well or Future Well;
(b)    defects arising out of lack of survey, unless a survey is expressly required by applicable Laws;
(c)    defects arising out of lack of corporate or other entity authorization or powers of attorney in the public records, unless Buyer provides affirmative evidence that such corporate or other entity action results in another Person’s superior claim of title to the relevant Well or Future Well;
(d)    defects based on a gap in Seller’s chain of title to any Well or Future Well in the applicable federal, state or county records, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s title chain or runsheet (which documents shall be included in a Title Defect Notice) and could reasonably be expected to result in another Person’s actual and superior claim of title to the relevant Asset;
(e)    defects arising from the terms or provisions of any pooling, communitization, unitization or similar provision in any Lease or the absence of such a provision in any Lease, and the absence of any Lease amendment or other consent by any royalty interest or mineral interest holder authorizing the pooling of any leasehold interest, royalty interest, or mineral interest;
(f)    defects relating to Operator or any Affiliate of Seller or Operator having title to such Assets rather than Seller, as long as either (i) prior to the Closing, Seller causes Operator or such Affiliate to convey title to such Assets to Seller, or (ii) at the
    Appendix I

Closing, Seller causes Operator or such Affiliate to join in the conveyance of such Assets to Buyer;
(g)    any Encumbrance affecting the Assets that is discharged by Seller at or prior to Closing;
(h)    failure to obtain waivers of maintenance of uniform interest, restriction on zone transfer or similar provisions in operating agreements with respect to assignments in Seller’s chain of title to any Asset or in connection with the transactions contemplated by this Agreement;
(i)    any defects or irregularities in acknowledgements;
(j)    any defects, irregularities or clouds on title, which may arise as a result of a stranger to title or scrivener’s error in a duly recorded deed or instrument;
(k)    defects based upon the failure to record any federal, state or Indian Leases or any assignments of interests in such Leases in any applicable county records;
(l)    any Encumbrance or loss of title resulting from Seller’s conduct of business after the Execution Date pursuant to actions specifically required of Seller pursuant to this Agreement;
(m)    defects arising from any prior oil and gas lease relating to the lands covered by a Lease not being surrendered of record, unless Buyer provides affirmative evidence that such prior oil and gas lease is still in effect and results in another Person’s actual and superior claim of title to the relevant Well or Future Well;
(n)    defects based solely on: (i) lack of information in Seller’s, Operator’s or their Affiliates’ files or lack of Third Party records or the unavailability of information from regulatory agencies (but, for the avoidance of doubt, unavailability of information that results from Seller’s failure to file required reports and records that reflect no production shall not be deemed to be or constitute an unavailability of information); (ii)  references to a document that is not in Seller’s, Operator’s or their Affiliates’ files; or (iii) references to an unrecorded document(s) to which neither Seller nor any Affiliate thereof is a party, if such document is dated earlier than January 1, 1960, unless Buyer provides affirmative evidence that the effect of such document could reasonably be expected to result in another Person’s superior claim of title to the relevant Asset; and
(o)    defects, gaps, or irregularities arising prior to January 1, 2010 that have been cured by possession under any applicable statutes of limitation for adverse possession or for prescription, in each case free of reasonable doubt.
“Title Defect Amount” has the meaning set forth in Section 5.2(d)(i).
“Title Defect Notice” has the meaning set forth in Section 5.2(a).
“Title Defect Property” has the meaning set forth in Section 5.2(a).
“Title Disputes” has the meaning set forth in Section 5.2(i).
“Title Indemnity Agreement” has the meaning set forth in Section 5.2(d)(iii).
    Appendix I

“Transaction Documents” means those documents executed and/or delivered pursuant to or in connection with this Agreement on the Closing Date.
“Transfer Agent” means Direct Transfer, LLC.
“Transfer Taxes” means any sales, use, excise, real property transfer, registration, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers to Buyer contemplated by this Agreement as well as any interest, penalty or addition thereto whether disputed or not.
“Transition Services Agreement” means the Transition Services Agreement substantially in the form of Exhibit G.
“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of amended, succeeding, similar, substitute, proposed or final Treasury Regulations.
“Unaudited Interim Financials” has the meaning set forth in Section 0.
“University Lands Surface Consents” has the meaning set forth in Section 5.4(b)(i).
“Units” has the meaning set forth in Section 2.1(a).
“Well Imbalance” means any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocable to the interests of Seller therein and the share of production from the relevant Well to which Seller is entitled, together with any appurtenant rights and obligations concerning future in kind and/or cash balancing at the wellhead.
“Wells” has the meaning set forth in Section 2.1(b).
“Working Interest”, with respect to any Well or Future Well (limited to the applicable Target Formation), means the interest in and to such Well or Future Well that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Well or Future Well, but without regard to the effect of any Burdens.
    Appendix I